OCNF
OceanFreight Inc.


09011468



2008 Annual Report

2008 Operational and Financial Highlights
Letters from Management
The OceanFreight Fleet
20F Form
Corporate Information

2008 Highlights

Revenue growth of 282%

Fleet expansion of 30% (in terms of vessels)

EBITDA of $96.7 million

Total liquidity of approximately $29.6 million

Amended Senior Debt Facility to prevent potential future loan covenant breaches

Fleet Utilization of 99.1%

High Time Charter contract coverage: 85% in 2009 and 45% in 2010

Financial Results (in thousands except for EPS and shares outstanding)	2008	**2007**
Gross Revenues	$ 157,434	$ 41,133
Voyage Expenses	$ (14,275)	$ (1,958)
Vessel Operating Expenses	$ (26,387)	$ (8,468)
Depreciation	$ (43,658)	$ (13,210)
Management Fees	$ (2,593)	$ (740)
G&A	$ (9,127)	$ (3,460)
Dry-Docking Costs	$ (736)	$ (1,685)
Operating Income	$ 60,658	$ 11,612
Interest and Finance Costs	$ (17,565)	$ (5,671)
Interest Income	$ 776	$ 2,214
Loss on Interest Swaps	$ (16,147)	$ -
Net Income	$ 27,722	$ 8,155
Weighted average common and subordinated shares outstanding	14,321,471	10,395,836
Basic and fully diluted earnings per share	$ 1.94	$ 0.78

Letter from the Chairman

Dear Shareholders,

As I contemplate our report on the second year of operation of OceanFreight Incorporated as a public company, I cannot help but reflect on the extraordinary flurry of events that the world, the business community, the shipping industry and we at OceanFreight were confronted and had to deal with during this astonishing time span that 2008 turned out to be.

The S&P 500 index recorded its worse performance in the last 45 years, corporate and municipal bonds, real estate and commodities were devastated. Investors took severe blows and became confused as gradually during the year many of the world's great financial institutions unveiled life-threatening problems and soon credit markets became virtually non-functional. At the end, most business activity was affected with contraction leading to fear and fear leading to more business contraction.

As for shipping earnings on the spot market, they simply nosedived at rates hard to fathom. A Capesize bulk carrier that commanded in excess of $220,000 per day in June could only muster a few thousand dollars for its services by November 2008.

Within such climate, OceanFreight's strategy of acquiring second-hand vessels in approximately the middle of their useful economic life and operating them on fixed-rate period charters, served the company well. Our fleet of nine bulk carriers and four tankers is steadily employed with an average remaining term of approximately 20 months as of December 31, 2008. These charters should provide us with stable cash flow and high vessel utilization rates going forward and limit our exposure to charter rate volatility. OceanFreight's Gross Revenues for the year that ended December 31, 2008 amounted to $157.4 million with Net Income for the year at $27.7 million. This corresponds to $1.94 of Earnings Per Share while our declared dividends for the year were $3.08 per share. All in all a great year.

Still, as the year progressed and the economic downturn accelerated the Board had to contemplate the significant reduction in the fair market prices of our vessels, particularly our drybulk carriers, which resulted in breach of the collateral maintenance coverage ratio covenant of our senior secured credit facility with Nordea.


OCNF
OceanFreight Inc.

After careful consideration and in order to save capital, we resolved on December 12, 2008 to suspend the payment of cash dividends until such time that we determine. In parallel and with the help of our bankers, we were able to restructure our agreements with our creditors.

It is with these mixed feelings of a stellar performance during the past year and the vindication of our strategy and execution on the one hand and the harsh economic reality on the other, that we move forward in OceanFreight's third year of operation.

Amid all the unpleasantness though, we bear in mind the challenges that the world and our economy has faced up to in the last half century alone and cannot but remain in awe of the incredible overall real improvement in the standards of living that has been achieved. Our economic system has worked extraordinarily well over time and we trust that it will continue to do so.

We at OceanFreight, believe that our strategy of strategic fleet expansion, fixed rate charters with staggered renewals, diversified charter counterparties and quality fleet managers, will continue to yield superior results for our shareholders as the global economy recovers.

Hence our promise to you, along with our appreciation for your trust and support, that we will be ready to take advantage of the upturn as it manifests itself.

Sincerely,

John D. Liveris
Chairman,
Board of Directors

Letter from the CEO

Dear Fellow Shareholders,

Since I took the helm of OceanFreight as the Chief Executive Officer in December 2007, I have strived to implement our business strategies of measured fleet growth and secured revenues. In this respect during 2008 we grew our fleet by 30% to 13 vessels and we have managed to employ all but one vessel on fixed time charters. As of December 31, 2008 we have locked in approximately $195M in future revenues, which represents 85% and 45% of available days for 2009 and 2010 respectively.

2008 will go down in history as a year of extreme volatility in both freight rates and commodity prices. During the second half of 2008, we witnessed the collapse of drybulk shipping freight rates, oil price and steel prices which registered extraordinary falls of 75%, 50% and 70% respectively.

Despite these dramatic changes, OceanFreight has not been significantly affected. Our strategy of growing the fleet via second hand tonnage along with securing the fleet on long term time charters has paid off. I believe the Company is well positioned for the future and strong example of this is the fact that I am still a major shareholder in the Company, which proves that my interests are instrisically allied with yours as fellow Shareholders in OceanFreight.

Sincerely,



Anthony Kandylidis
Chief Executive Office

The OceanFreight Fleet

(as of March 31st 2009)

Drybulk Fleet

	Year Built	Type	DWT	Employment
Topeka	2000	Panamax	74,710	TC
Helena	1999	Panamax	73,744	TC
Pierre	1996	Panamax	70,316	TC
Lansing	1996	Panamax	73,040	TC
Augusta	1996	Panamax	69,053	TC
Austin	1995	Panamax	75,229	TC
Trenton	1995	Panamax	75,229	TC
Richmond	1995	Panamax	75,265	TC
Juneau	1990	Capesize	149,495	TC

Tanker Fleet

	Year Built	Type	DWT	Employment
Olinda	1996	Suezmax	149,085	Pool
Pink Sands	1993	Aframax	93,723	TC
Tigani	1991	Aframax	95,951	TC
Tamara	1990	Aframax	95,793	TC


OCNF
OceanFreight Inc.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to__________

OR

☐ **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Date of event requiring this shell company report: Not applicable

Commission file number: 001-33416

OCEANFREIGHT INC.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

80 Kifissias Avenue, Athens 15125,Greece
(Address of principal executive offices)

Mr. Antonis Kandylidis
OceanFreight Inc.
80 Kifissias Avenue, Athens 15125, Greece
Phone: +30-210-6140283, Fax: +30-210-6140284
E-mail: management@oceanfreightinc.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, $0.01 par value	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2008, the registrant had 18,544,493 common shares, $0.01 par value per share outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☑ No

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards ☐

Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☑ No

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

OceanFreight Inc., or the "Company", desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements.

Please note in this annual report, "we," "us," "our," and "the Company," all refer to OceanFreight Inc. and its subsidiaries.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot ensure that we will achieve or accomplish these expectations, beliefs or projections.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include (i) the strength of world economies and currencies; (ii) general market conditions, including changes in charterhire rates and vessel values; (iii) changes in demand that may affect attitudes of time charterers; (iv) scheduled and unscheduled drydocking; (v) changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; (vi) actions taken by regulatory authorities; (vii) potential liability from pending or future litigation; (viii) domestic and international political conditions; (ix) potential disruption of shipping routes due to accidents or political events or acts by terrorists; and (x) other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A. Selected Consolidated Financial and Other Data

The following table sets forth our selected consolidated financial and other data as of December 31, 2006, 2007 and 2008 and for the period from September 11, 2006 (date of inception) through December 31, 2006 and for the years ended December 31, 2007 and 2008. We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. The information provided below should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the consolidated financial statements, related notes and other financial information included herein.

(Expressed in thousands of U.S. Dollars – except for share and per share data and average daily results)

	September 11, 2006 (inception) to December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008
Income Statement Data:			
Voyage revenue and imputed deferred revenue	$ —	41,133	157,434
Voyage expenses	—	(1,958)	(14,275)
Vessels' operating expenses	—	(9,208)	(28,980)
General and administrative expenses	(111)	(3,460)	(9,127)
Survey and drydocking costs	—	(1,685)	(736)
Depreciation	—	(13,210)	(43,658)
Operating income/(loss)	(111)	11,612	60,658
Interest income	6	2,214	776
Interest and finance costs	—	(5,671)	(17,565)
Loss on derivative instruments	—	—	(16,147)
Net Income/(loss)	$ (105)	8,155	27,722
Earnings per common share, basic and diluted	$ —	0.84	1.94
Earnings (losses) per subordinated share, basic and diluted	$ (0.05)	0.57	—
Weighted average number of common shares, basic and diluted	$ —	8,353,270	14,321,471
Weighted average number of subordinated shares, basic and diluted	2,000,000	2,042,566	—
Cash dividends declared per share	—	0.90	3.08

	2006	2007	2008
Balance Sheet Data:			
Cash and cash equivalents	499	19,044	23,069
Total current assets	503	20,711	28,677
Vessels, net of accumulated depreciation		485,280	587,189
Total assets	776	507,925	625,570
Total current liabilities	285	33,884	116,381
Long-term imputed deferred revenue including current portion	—	26,349	16,031
Sellers' credit	—	—	25,000
Long – term debt including current portion	—	260,600	308,000
Total stockholders' equity	491	213,410	246,961
Other Financial Data:			
Net cash flow provided by operating activities	1	24,434	82,309
Net cash flow used in investing activities	(2)	(467,216)	(120,665)

Net cash flow provided by financing activities	500	461,327	42,381
Cash dividends per common and subordinated share	—	0.90	2.58
Cash paid for common and subordinated stock dividend	—	13,048	47,772
EBITDA (1)		20,841	96,699
Fleet Data:			
Average number of vessels (2)	—	3.7	11.4
Number of vessels	—	10.0	13
Average age of fleet	—	12.2	13.9
Total calendar days for fleet (3)	—	1,364	4,164
Total voyage days for fleet (4)	—	1,282	4,125
Fleet utilization (5)	—	94.0%	99.1%
Average Daily Results:			
Time charter equivalent (TCE) rate (6)	—	30,558	34,705
Daily vessel operating expenses (7)	—	6,208	6,337
Daily management fees	—	543	623
Daily general and administrative expenses (8)	—	2,536	2,192
Total daily vessel operating expenses (9)	—	9,287	9,152

(1) EBITDA represents net income before interest, taxes, depreciation and amortization and other non-cash items. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this annual report because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness. The following table reconciles net cash from operating activities, as reflected in the 2007 and 2008 consolidated statements of cash flows, to EBITDA.

	2007	2008
Net cash from operating activities	24,434	82,309
Net increase in operating assets	1,665	3,941
Net increase in operating liabilities	(7,556)	(5,865)
Net interest expense	3,457	16,789
Amortization of deferred financing costs included in interest expense	(1,159)	(475)
EBITDA	20,841	96,699

(2) Average number of vessels is the number of vessels that constituted the fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the fleet during the period divided by the number of calendar days in that period.

(3) Calendar days are the total days the vessels were in the Company's possession for the relevant period including off-hire and drydock days.

(4) Total voyage days for the fleet are the total days the vessels were in the Company's possession for the relevant period net of off-hire and drydock days.

(5) Fleet utilization is the percentage of time that the vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(6) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company's method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(9) Total vessel operating expenses or TVOE is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Some of the following risks relate principally to the seaborne transportation industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. You should carefully consider the following risks together with the other information described in this section before deciding to invest in our common stock. Any of the risk factors could significantly and negatively affect our business, financial condition or operating results and the trading price of our stock. You may lose all or part of your investment.

Industry Specific Risk Factors

Charter hire rates for drybulk carriers have decreased, which may adversely affect our earnings.

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. For example, the degree of charter hire rate volatility among different types of drybulk carriers has varied widely. After reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize drybulk carriers have reached near historically low levels. We currently employ one of our vessels in a spot market pool where we are exposed to changes in spot market and short-term charter rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time. In addition, we may charter some of our vessels pursuant to short-term time charters in the future. We cannot ensure that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or pay any dividends in the future. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

- supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;
- changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;
- the location of regional and global exploration, production and manufacturing facilities;
- the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;
- the globalization of production and manufacturing;
- global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;
- developments in international trade;
- changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;
- environmental and other regulatory developments;
- currency exchange rates; and
- weather.

The factors that influence the supply of vessel capacity include:

- the number of newbuilding deliveries;
- port and canal congestion;
- the scrapping rate of older vessels;
- vessel casualties; and
- the number of vessels that are out of service.

We anticipate that the future demand for our drybulk carriers will be dependent upon continued economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargo to be transported by sea. The capacity of the global drybulk carrier fleet seems likely to increase and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

The downturns in the drybulk carrier and tanker charter markets may have an adverse effect on our earnings, affect compliance with our loan covenants, require us to raise additional capital in order to comply with our loan covenants, and affect our ability to pay dividends if reinstated in the future.

The BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis covering Supramax, Panamax and Capesize drybulk carriers, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% during the month of October alone. The decline in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China which has resulted in falling iron ore prices. The decline in charter rates in the drybulk market also affects the value of our drybulk vessels, which follow the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

In the second half of 2008, the slowdown in global economic growth led to a significant decline in oil prices from a high of $145 per barrel in July 2008 to $42 per barrel in January 2009 after reaching a low of $39 in December 31, 2008. OPEC has responded to this decrease in oil price by reducing oil supply significantly.

The recent rapid decline in global oil prices has negatively impacted tanker charter rates as well as the value of our tanker vessels. According to industry sources, the average spot market rate for a Suezmax tanker for the benchmark Suezmax tanker route loading in West Africa and discharging in the U.S. Atlantic Coast declined from a high of $138,943 per day in July 2008 to a low of $35,018 per day in November 2008, which represents a decline of 75%. The average spot market rate for this benchmark route was $56,574 per day on December 31, 2008, which represents a decline of 59% from the high reached in July 2008. Although this decline has not been as severe as the decline in the drybulk market, it has a commensurate decline in our tanker vessel values affecting our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

On December 12, 2008, our Board of Directors determined, after careful consideration of various factors, including the recent sharp decline in charter rates and vessel values in the drybulk sector, to suspend the payment of cash dividends until such time as the Board of Directors shall determine in its discretion, in order to preserve capital.

On January 9, 2009, we entered into an amendment to our Nordea credit facility waiving the December 9, 2008 breach of the collateral maintenance coverage ratio contained in such credit facility resulting from the decrease in the market value of our vessels and reducing the level of the collateral maintenance coverage ratio for the remaining term of the agreement. Please see "Item 5. Operating Financial Review and Prospects — B. Liquidity and Capital Resources — Long Term Debt Obligations and Credit Arrangements."

If the current low charter rates in the drybulk and tanker markets continue through any significant period in 2009 and 2010, when time charters for our vessels expire and we are consequently exposed to then-prevailing charter rates, our earnings may be adversely affected. If these trends continue, in order to remain viable, we may have to extend the period in which we suspend dividend payments or reinstate dividend payments at a reduced level (subject to restrictions in our credit facilities, including a prohibition on dividend payments set forth in our amended Nordea credit facility, which matures in October 2015), sell vessels in our fleet and/or seek to raise additional capital in the equity markets. If we are able to sell additional shares at a time when the charter rates in the drybulk and tanker charter markets are low, such sales could be at prices below those at which shareholders had purchased their shares, which could, in turn, result in significant dilution of our then existing shareholders and affect our ability to pay dividends if reinstated in the future and our earnings per share. During the period from January 30, 2009 through March 19, 2009, we issued a total of 3.15 million common shares pursuant to our Standby Equity Purchase Agreement, or SEPA, with YA Global Master SPV Ltd., or YA Global, resulting in net proceeds of $6.2 million. Even if we are able to raise additional capital in the equity markets, there is no assurance we will be able to comply with our loan covenants.

An over-supply of drybulk carrier capacity may lead to reductions in charter hire rates and profitability.

The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continuing through 2008. As of December 2008, newbuilding orders had been placed for an aggregate of more than 70.3% of the existing global drybulk fleet, with deliveries expected during the next 36 months. An over-supply of drybulk carrier capacity may result in a reduction of charter hire rates. If such a reduction occurs, upon the expiration or termination of our vessels' current charters we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

A further economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. As a result, negative change in economic conditions in any Asia Pacific country, but particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. According to preliminary estimates by the National Bureau of Statistics of China, China's year over year GDP growth rate in 2008 was 9%, the lowest since 2001, and its quarterly growth rate declined over the course of 2008 from 10.6% in the first quarter to 6.8% in the fourth quarter. It is likely that China and other countries in the Asia Pacific region will continue to experience slowed economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition, results of operations, and our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results and financial condition.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows and could cause the market price of our common shares to decline.

The United States and other parts of the world are exhibiting deteriorating economic trends and have been in a recession. For example, the credit markets worldwide and in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets.

Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of March 19, 2009, we had total outstanding indebtedness of $321.7 million consisting of $302.9 million under our existing credit facilities and $18.8 million due under the sellers' credit in connection with the acquisition of the M/T *Tigani* and M/T *Tamara*.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the price of our common shares to decline and could cause the price of our common shares to decline further.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with drybulk vessels and tankers particularly vulnerable to such attacks. For example, in November 2008, the *Sirius Star*, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million, and was released in January 2009 upon a ransom payment of $3 million. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to reinstate the payment of dividends.

Fuel, or bunker prices, may adversely affect profits.

While we generally do not bear the cost of fuel, or bunkers, under our time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation or when our vessels trade in the spot market. Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter. Increases in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.

Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Maritime Organization, or IMO, International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, the U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this annual report, each of our vessels is ISM code-certified.

Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected drydocking costs, which may adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

International container shipping is subject to additional security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, U.S. authorities have increased container inspection rates. Government investment in non-intrusive container scanning technology has grown, and there is interest in electronic monitoring technology, including so-called "e-seals" and "smart" containers that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

It is unclear what changes, if any, to the existing security procedures will ultimately be proposed or implemented, or how any such changes will affect the container shipping industry. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods by container uneconomical or impractical. These additional costs could reduce the volume of goods shipped in containers, resulting in a decreased demand for container vessels. In addition, it is unclear what financial costs any new security procedures might create for container vessel owners, or whether companies responsible for the global traffic of containers at sea, referred to as container line operators, may seek to pass on certain of the costs associated with any new security procedures to vessel owners.

Maritime claimants could arrest our vessels, which would interrupt our business.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of funds to have the arrest lifted, which would have a negative effect on our cash flows.

In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and ability to pay dividends if reinstated in the future.

Terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends if reinstated in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political conflicts have also resulted in attacks on vessels, such as the attack on the *Limburg* in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends if reinstated in the future.

Company Specific Risk Factors

We may not be able to comply with the collateral maintenance coverage ratio covenants in our credit facilities, which may affect our ability to conduct our business if we are unable to obtain waivers or covenant modifications from our lenders.

Our two credit facilities, with Nordea Bank Norge ASA, or Nordea, and DVB Bank SE, or DVB, require us to maintain a minimum ratio of the fair market value of our vessels mortgaged thereunder to our aggregate outstanding balance under each respective credit facility (please see Item 5. Operating Financial Review and Prospects — B. Liquidity and Capital Resources - Long-Term Debt Obligations and Credit Arrangements). The market value of drybulk and tanker vessels is sensitive to, among other things, changes in the drybulk and tanker charter markets, respectively, with vessel values deteriorating in times when drybulk and tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise. The current low in charter rates in the drybulk market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected drybulk vessel values. The recent fall in oil prices has also led to lower tanker charter rates and tanker vessel values. These conditions have led to a significant decline in the fair market values of our vessels since September 30, 2008, particularly our drybulk carriers.

On January 9, 2009, we entered into an amendatory agreement to our Nordea credit facility, or the Nordea Amendatory Agreement, which became effective on January 23, 2009. The amendatory agreement waives the breach of the collateral maintenance coverage ratio covenant contained in such credit facility resulting from the decrease in the market value of our vessels and reduces the level of the collateral maintenance coverage ratio to a level between 90% and 125% for the remaining term of the agreement, with such waiver taking effect from the date of prior breach to the effective date of the amendatory agreement. Although we expect to be in compliance with the collateral maintenance coverage ratio covenants under our two credit facilities, in the future we may fall out of compliance if our vessel values experience further declines. If this were to occur, under the terms of our two credit facilities, our lenders could require us to post additional collateral or pay down our indebtedness to a level where we are in compliance with our loan covenants and, if we are unable to post this collateral, make these prepayments or obtain a waiver, our lenders could accelerate our indebtedness, which would impair our ability to continue to conduct our business. In such an event, our auditors may give either an unqualified opinion with an explanatory paragraph relating to the disclosure in the notes to our financial statements as to the substantial doubt of our ability to continue as a going concern, or a qualified, adverse or disclaimer of opinion, which could lead to additional defaults under our loan agreements.

If the current low charter rates in the drybulk market and the tanker market and low vessel values continue or decrease further, our ability to comply with various other covenants in our loan agreements may be adversely affected. In such event, we may have to seek additional covenant modifications or waivers. Any default by or the failure of our charterers to honor their obligations to us under our charter agreements would reduce the likelihood that our lenders would be willing to provide waivers or covenant modifications or other accommodations. If our indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens.

Furthermore, if the current low charter rates in the drybulk market and the tanker market continue or decrease further, we may have to record impairment adjustments to our financial statements (please see "Vessel Lives and Impairment" on page 59 herein), which would adversely affect our financial results and further hinder our ability to raise capital. If we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings which could affect our ability to raise additional capital necessary to comply with our loan covenants.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We derive a significant part of our revenue from a small number of customers, with 57% of our revenues for the year ended December 31, 2008 generated from four charterers. Our fleet is employed under fixed rate period charters or pooling arrangements to nine customers or their affiliates. If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a time charter if, among other things:

- the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;
- the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or if we are otherwise in default under the charter; or
- the customer terminates the charter because the vessel has been subject to seizure for more than a specified number of days.

If we lose a key customer, we may be unable to obtain charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. The time charters on which we deploy 12 of the vessels in our fleet provide for charter rates that are significantly above current market rates, particularly spot market rates that most directly reflect the current depressed levels of the drybulk and tanker charter markets. If it were necessary to secure substitute employment, in the spot market or on time charters, for any of these vessels due to the loss of a customer in these market conditions, such employment would be at a significantly lower charter rate than currently generated by such vessel, or we may be unable to secure a charter at all, in either case, resulting in a significant reduction in revenues. For example, we had entered into a time charter for one of our tanker vessels, the M/T *Olinda* at a rate of $41,025 per day with Industrial Carriers Corp. and on October 11, 2008, the charter was terminated by mutual agreement as a result of the charterer's insolvency. We have since deployed the vessel in the Blue Fin Tankers Inc. spot market pool where the vessel generates revenues based on spot market charter rates. The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends, if any, in the future.

The failure of our counterparties to meet their obligations under our time charter agreements could cause us to suffer losses or otherwise adversely affect our business.

Twelve of our vessels are currently employed under time charters with nine customers or their affiliates, with 57% of our revenues for the year ended December 31, 2008 generated from four customers chartering our drybulk carriers. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping and tanker industries and the overall financial condition of the counterparty. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters and our customers may fail to pay charterhire or attempt to renegotiate charter rates. For example, we agreed to reduce the contracted charter rate for one of our drybulk vessels, the M/V *Augusta*, from $42,100 per day to $16,000 per day upon its commencement in November 2008.

The time charters on which we deploy 12 of the vessels in our fleet provide for charter rates that are above current market rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given currently decreased charter rate levels, particularly in the drybulk carrier market. For example, we had entered into a time charter for one of our tanker vessels, the M/T *Olinda*, at a rate of $41,025 per day with Industrial Carriers Corp. and on October 11, 2008, the charter was terminated by mutual agreement as a result of the charterer's insolvency. We have since deployed the vessel in the Blue Fin spot market pool where the vessel generates revenues based on spot market charter rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our credit facilities.

Our earnings may be adversely affected if we do not successfully employ our vessels.

Our strategy is to employ our vessels on fixed rate period charters, three of which expire in 2009. In addition, one of our vessels, the M/T *Olinda*, is employed in a spot market pool. Current charter rates have sharply declined from historically high levels and the charter market remains volatile. In the past, charter rates for vessels have declined below operating costs of vessels. If our vessels become available for employment in the spot market or under new period charters during periods when charter rates are at depressed levels, we may have to employ our vessels at depressed charter rates which would lead to reduced or volatile earnings. We cannot ensure that future charter rates will be at a level that will enable us to operate our vessels profitably or to reinstate dividend payments or repay our debt.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of March 19, 2009, our fleet has an average age of 14.1 years. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot ensure that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

We have entered into two interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our Nordea credit facility which was advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Since our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we recognize fluctuations in the fair value of such contracts in our income statement. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements, including under our new DVB credit facility, under which loans have been advanced at a floating rate based on LIBOR and for which we have not entered into an interest rate swap or other hedging arrangement.

Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. At December 31, 2008, the fair value of our interest rate swaps was an unrealized loss of $16.1 million. Due to the decline in interest rates since December 31, 2008, the fair value of our interest rate swaps at March 18, 2009, which is the most recent date for which the Company has received a fair value estimate, amounted to an unrealized loss of approximately $15 million. See Note 8 to our consolidated financial statements as of and for the year ended December 31, 2008.

Investors may experience significant dilution as a result of the offering pursuant to our Standby Equity Purchase Agreement, or SEPA, and future offerings.

On January 30, 2009, we entered into the SEPA, which is described under Note 14(d) to our consolidated financial statements. Pursuant to the SEPA, we may offer and sell such number of common shares equal to $147,885,850. As of March 19, 2009, we have issued and sold an aggregate of 3.15 million common shares resulting in net proceeds of $6.2 million. If we sell the remaining dollar amount of our common shares offered pursuant to the SEPA, at an average price equal to $1.39, which was the last reported closing sale price for our common shares on The Nasdaq Global Market on March 19, 2009, we would have approximately 124 million common shares outstanding, which would represent an increase of 566% in our issued and outstanding common shares from December 31, 2008; according to our articles of incorporation the Company's authorized share capital is 95 million common shares, and therefore our shareholders would need to authorize an increase in our authorized share capital before we could issue any shares in excess of 95 million common shares.

As our loan agreements contain provisions providing that a change-of-control will be deemed to have occurred if a person or entity, that was not a beneficial owner of our capital stock at the respective times of our entry into such agreements, becomes the beneficial owner, directly or indirectly, of more than 20% of the voting or ownership interest in our company, such issuances of common shares could result in a change of control constituting an event of default under these loan agreements that entitles our lenders to declare all of our indebtedness thereunder immediately due and payable.

Because the sales pursuant to the SEPA and related prospectus supplements will be made at market prices or prices related to such market prices, the prices at which we sell these shares will vary and these variations may be significant. Purchasers of the shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested.

In addition, we may have to attempt to sell additional shares in the future in order to satisfy our capital needs; however there can be no assurance that we will be able to do so. Lenders may be unwilling to provide future financing or will provide future financing at significantly increased rates. If we are able to sell shares in the future, the prices at which we sell these future shares will vary, and these variations may be significant. Our existing shareholders will experience significant dilution if we sell these future shares at prices significantly below the price at which previous shareholders invested.

Our Board of Directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry, and until such market conditions significantly improve, it is unlikely that we will reinstate the payment of dividends and if reinstated, it is likely that any dividend payments would be at reduced levels.

We previously paid regular cash dividends on a quarterly basis from our operating surplus, in amounts substantially equal to our available cash from operations in the previous quarter, less any cash reserves for drydockings and working capital, as determined by our Board of Directors.

Our Board of Directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry and in particular the sharp decline in charter rates and vessel values in the drybulk sector. Until such market conditions significantly improve, it is unlikely that we will reinstate the payment of dividends and if reinstated, it is likely that any dividend payments would be at reduced levels. Furthermore, the amendatory agreement to our Nordea credit facility, which matures in October 2015, prohibits us from paying dividends. In addition, in the event that we are permitted to pay cash dividends under our Nordea credit facility, our DVB loan agreement contains additional restrictions. Specifically, we will be required to obtain our lender's consent for dividend payments in excess of 50% of our quarterly net profit. Accordingly, pursuant to the restrictions on dividend payments contained in our DVB credit facility, had it been in effect when we declared our dividend of $0.77 per share in respect of the third quarter of 2008, we would have been required to obtain the consent of our lender thereunder in order to pay a dividend above $0.31 per share, or reduce our dividend by 60.0%, on a per share basis, to $0.31 per share.

As a result of deteriorating market conditions and restrictions imposed by our lenders, we will not reinstate the payment of dividends until our Nordea credit facility matures in October 2015 or the prohibition on our payment of dividends is removed from our amended Nordea credit facility agreement. If reinstated, it is likely that any dividend payments would be at reduced levels.

The market price of our common shares has fluctuated widely and the market price of our common shares may fluctuate in the future.

The market price of our common shares has fluctuated widely since our initial public offering in April 2007 and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the drybulk and tanker sectors, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the drybulk and tanker sectors, changes in general economic or market conditions and broad market fluctuations.

The market price of our common shares has recently dropped below $5.00 per share, and the last reported sale price on The Nasdaq Global Market on March 19, 2009 was $1.39 per share. If the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.

In addition, under the rules of The Nasdaq Stock Market, listed companies have historically been required to maintain a share price of at least $1.00 per share and if the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. In light of recently deteriorating market conditions, under a rule change recently approved by the Securities and Exchange Commission, the Nasdaq Stock Market has temporarily suspended the minimum share price requirement through April 19, 2009. Following the expiration of the suspension, in the event that our share price declines below $1.00 for a period of 30 consecutive business days, we may be required to take action, such as a reverse stock split, in order to comply with Nasdaq rules that may be in effect at the time.

Future sales of shares by our major shareholder could cause the market price of our common shares to decline.

On September 3, 2008, we filed a resale shelf registration statement on Form F-3, as amended on October 30, 2008, to register under the Securities Act 2,085,150 common shares on behalf of the selling shareholders Basset Holdings Inc., Steel Wheel Investments Limited, and Seabert Shipping Co. This resale shelf registration statement has not yet been declared effective. Basset Holdings Inc. and Steel Wheel Investments Limited are owned and controlled by Mr. Antonis Kandylidis, our Chief Executive Officer and Interim Chief Financial Officer. Seabert Shipping Co. is controlled by Mr. Michael Gregos, our former Chief Operating Officer. Companies controlled by Mr. Antonis Kandylidis beneficially own, in the aggregate, 2,080,000 common shares, which represents approximately 9.6% of our outstanding common shares as of March 19, 2009. These common shares may be sold in registered transactions and may also be resold subject to the holding period, volume, manner of sale and notice requirements of Rule 144 under the Securities Act. Sales or the possibility of sales of substantial amounts of our common shares by these shareholders in the public markets could adversely affect the market price of our common shares. Under our loan agreements, the failure of our Chief Executive Officer, Mr. Antonis Kandylidis, to maintain his existing beneficial ownership in our company would violate an affirmative covenant. See "Item 5. Operating Financial Review and Prospects — B. Liquidity and Capital Resources — Long-Term Debt Obligations and Credit Arrangements" for a summary of our loan agreement covenants.

Obligations associated with being a public company require significant company resources and management attention.

We completed our initial public offering in April 2007 and are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will continue to need to dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements.

We will continue to work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We will evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures as well as financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business.

We intend to expand our operations into other sectors and own and operate a diversified fleet of vessels which will expose us to a greater number of risks.

Our fleet is comprised of nine secondhand drybulk carriers that mainly transport iron ore, coal, grains and minerals, fertilizers and four secondhand tanker vessels that transport crude oil. We intend to grow our fleet and expand our operations into other sectors. Operating a diversified fleet of vessels as opposed to a fleet concentrated in one sector of the seaborne transportation industry requires expertise in multiple sectors and the ability to avoid a greater variety of vessel management risks in order to maintain effective operations.

We have selected fleet managers for vessels operating in a certain sector based on the expertise of the particular fleet manager in managing vessels in that sector. Wallem Ship Management Ltd., or Wallem, provides technical vessel management services to us for our eight Panamax drybulk carriers. Cardiff Marine Inc., or Cardiff, effective January 8, 2009, provides commercial vessel management services to us for these eight Panamax drybulk carriers. Cardiff additionally provides both commercial and technical vessel management services to us for our Capesize drybulk carrier and our four tanker vessels. We refer to Cardiff and Wallem collectively as our Fleet Managers. We cannot ensure that we or our Fleet Managers will have the requisite expertise to address the greater variety of vessel management risks to which we expect to be exposed as we expand into other sectors.

We are entirely dependent on our Fleet Managers to perform the day-to-day management of our fleet.

Our executive management team consists of our Chief Executive Officer/Interim Chief Financial Officer, our Vice President – Business Development and our Chief Accounting Officer and Treasurer. As we subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Managers, we are dependent on our Fleet Managers and the loss of any of our Fleet Managers' services or failure to perform obligations to us could materially and adversely affect the results of our operations. Although we may have rights against a Fleet Manager if it defaults on its obligations to us, you will have no recourse directly against a Fleet Manager. Further, we expect that we will need to seek approval from our lenders to change a Fleet Manager. If a Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:

- continue to operate our vessels and service our customers;
- renew existing charters upon their expiration;
- obtain new charters;
- obtain financing on commercially acceptable terms;
- obtain insurance on commercially acceptable terms;
- maintain satisfactory relationships with our customers and suppliers; and
- successfully execute our growth strategy.

Our Fleet Managers are privately held companies and there may be limited or no publicly available information about them.

Our Fleet Managers, Cardiff Marine Inc. and Wallem Shipmanagement Ltd. are privately held companies. The ability of our Fleet Managers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair one or more of our Fleet Managers' financial strength, and there may be limited publicly available information about their financial strength. As a result, an investor in our common shares might have little advance warning of problems affecting our Fleet Managers, even though these problems could have a material adverse effect on us.

Our Fleet Managers may have conflicts of interest between us and other clients of our Fleet Managers.

We have subcontracted the day-to-day technical and commercial management of our fleet, including crewing, maintenance, supply provisioning and repair to our Fleet Managers. Our contracts with our Fleet Managers have an initial term of one year which will automatically extend for successive one year terms, unless, in each case, at least two months' advance notice of termination is given by either party. Our Fleet Managers will be providing similar services for vessels owned by other shipping companies including companies with which they are affiliated. These responsibilities and relationships could create conflicts of interest between our Fleet Managers' performance of their obligations to us, on the one hand, and our Fleet Managers' performance of their obligations to their other clients on the other hand. These conflicts may arise in connection with the crewing, supply provisioning and operations of the vessels in our fleet versus vessels owned by other clients of our Fleet Managers. In particular, our Fleet Managers may give preferential treatment to vessels owned by other clients whose arrangements provide for greater economic benefit to our Fleet Managers. These conflicts of interest may have an adverse effect on our results of operations.

Companies affiliated with Cardiff own and will acquire vessels that compete with our fleet.

We entered into agreements with Cardiff to provide us with certain services. Cardiff is owned by a company controlled by Mrs. Chryssoula Kandylidis, who is the wife of one of our directors, Konstandinos Kandylidis, and is the mother of our Chief Executive Officer/Interim Chief Financial Officer, Antonis Kandylidis, and by the Entrepreneurial Spirit Foundation, or the Foundation, which is controlled by Mr. George Economou. Mrs. Chryssoula Kandylidis is the sister of Mr. Economou. Cardiff currently manages 38 drybulk carriers for DryShips Inc. and also manages 18 tankers and 16 drybulk carriers and supervises the construction of 13 crude oil tankers, and 20 drybulk carriers with scheduled delivery dates between 2009 and 2011 on behalf of companies controlled by members of the Economou family and the construction of four ultra deep water drilling rigs. Moreover, Mr. Economou, members of his family and companies affiliated with Cardiff own and will acquire additional vessels in the future. These vessels could be in competition with our fleet. Cardiff may be faced with conflicts of interest with respect to its interests and its obligations to us.

We may be unable to effectively manage our growth.

We intend to continue to grow our fleet. Our growth will depend on:

- locating and acquiring suitable vessels;
- identifying and consummating acquisitions or joint ventures;
- obtaining required financing;

- integrating any acquired business successfully with our existing operations;
- enlarging our customer base;
- hiring additional shore-based employees and seafarers; and
- managing our expansion.

We intend to finance our growth with the net proceeds of future debt and equity offerings. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our Fleet Managers, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith.

If our Fleet Managers are unable to recruit suitable seafarers for our fleet or as we expand our fleet, our results of operations may be adversely affected.

We rely on our Fleet Managers to recruit suitable senior officers and crews for our fleet. In addition, as we expand our fleet, we will have to rely on our Fleet Managers to recruit suitable additional seafarers. We cannot ensure that our Fleet Managers will be able to continue to hire suitable employees as we expand our fleet. If our Fleet Managers' crewing agents encounter business or financial difficulties, they may not be able to adequately staff our vessels. The seafarers who are employed on the ships in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. We cannot ensure that these agreements will prevent labor interruptions. If our Fleet Managers are unable to recruit suitable seafarers as we expand our fleet, our business, results of operations, cash flows and financial condition and our ability to pay dividends if reinstated in the future may be materially adversely affected.

The operation of drybulk carriers and tankers each involve certain unique operational risks.

The operation of drybulk carriers has certain unique operational risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the drybulk carrier. Drybulk carriers damaged due to treatment during unloading procedures may be more susceptible to a breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of their holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the drybulk carrier's bulkheads leading to the loss of the drybulk carrier.

The operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If we are unable to adequately maintain or safeguard our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends if reinstated in the future. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the seaborne transportation industry.

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends if reinstated in the future. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

As a result of the September 11, 2001 attacks, the U.S. response to the attacks and related concern regarding terrorism, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

In addition, we may not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends if reinstated in the future.

We may be subject to calls because we obtain some of our insurance through protection and indemnity associations.

We may be subject to increased premium payments, or calls, in amounts based on our claim records and the claim records of our fleet managers as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends if reinstated in the future.

Labor interruptions could disrupt our business.

Our vessels are manned by masters, officers and crews that are employed by our shipowning subsidiaries. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends if reinstated in the future.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer.

We may be unable to attract and retain key senior management personnel and other employees in the seaborne transportation industry, which may negatively affect the effectiveness of our management and our results of operations.

Our success depends upon our ability to hire and retain key members of our senior management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our business, results of operations and ability to pay dividends if reinstated in the future. We do not intend to maintain "key man" life insurance on any of our officers.

Purchasing and operating previously owned, or secondhand, vessels may result in increased drydocking costs and vessels off-hire, which could adversely affect our earnings.

Even following a physical inspection of secondhand vessels prior to purchase, we do not have the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Defects or problems discovered after purchase may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Generally, we do not receive the benefit of warranties on secondhand vessels. Increased drydocking costs or vessels off-hire may adversely affect our earnings.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel's useful life our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to range from 25 years to 30 years, depending on the type of vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially and adversely affected. Any reserves set aside for vessel replacement may not be available for dividends if reinstated in the future.

We cannot ensure that we will be able to borrow amounts under our senior secured credit facilities and restrictive covenants in our senior secured credit facilities may impose financial and other restrictions on us.

Our senior credit facilities, as amended, impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

- incur additional indebtedness, including through the issuance of guarantees;
- create or permit liens on our assets;
- sell our vessels or the capital stock of our subsidiaries;
- make investments;
- change the flag or classification society of our vessels;
- reinstate the payment of dividends (as described under "Item 5 — Operating Financial Review and Prospects-B, Liquidity and Capital Resources);
- make capital expenditures;
- compete effectively to the extent our competitors are subject to less onerous financial restrictions; and
- change the management of our vessels or terminate or materially amend the management agreement relating to each vessel.

These restrictions could limit our ability to finance our operations or capital needs, make acquisitions or pursue available business opportunities. In addition, as discussed above, our credit facilities require us to maintain specified financial ratios and satisfy financial covenants. We expect to be able to comply with all of these specified financial ratios and financial covenants. However, should our charter rates or vessel values further decline in the future due to any of the reasons discussed in the industry specific risk factors set forth above or otherwise, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot ensure that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our senior secured credit facilities would prevent us from borrowing additional money under our credit facility agreements and could result in a default under these agreements. If a default occurs under our credit facility agreements, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets.

Therefore, our discretion is limited because we may need to obtain consent from our lenders in order to engage in certain corporate actions. Our lenders' interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders' consent when needed. This may prevent us from taking actions that are in our best interest.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources required to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at anticipated costs or at all may materially affect our results of operation and our ability to implement our business strategy.

We cannot ensure that we will be able to refinance any indebtedness incurred under our credit facilities.

We have partially financed the acquisition of our vessels with secured indebtedness drawn under our credit facilities. We cannot ensure that we will be able to refinance amounts drawn under our credit facilities at an interest rate or on terms that are acceptable to us or at all. If we are not able to refinance these amounts with the net proceeds of debt and equity offerings at an interest rate or on terms acceptable to us or at all, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans.

The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our credit facilities or alternative financing may limit funds otherwise available for working capital, capital expenditures, the payment of dividends and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities or an alternative financing arrangement, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

We may be subject to tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as United States source shipping income and as such is subject to a four percent United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated hereunder.

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we intend to take this position for United States federal income tax return reporting purposes for the 2008 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source income. For example, if 5% shareholders owned 50% or more of our outstanding common shares for more than half the days of a taxable year, then we would not be eligible for this statutory tax exemption unless we were able to establish that among our 5% shareholders, there are sufficient 5% shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% shareholders from owning 50% or more of our common shares for more than half the number of days during the taxable year. In order to establish this, 5% shareholders would have to provide us with certain information in order to substantiate their identity as qualified shareholders. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries in the future.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a four percent United States federal income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

U.S. tax authorities could treat us as a "passive foreign investment company", which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, cash is treated as an asset that produces "passive income" and "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

There is a risk that we may be treated as a PFIC for the 2006 taxable year. Although we intend to take the position that we were not a PFIC during the 2006 taxable year pursuant to a special "start-up" exception, there is little guidance regarding the application of this exception. Therefore, there is a risk that the IRS or a court may disagree with our position and treat us as a PFIC for the 2006 taxable year. If we are treated as a PFIC for the 2006 taxable year, any dividends paid on our common shares during 2007 to a U.S. shareholder that is an individual, trust or estate will be taxable as ordinary income rather than as "qualified dividend income." However, even if we were to be treated as a PFIC for the 2006 taxable year, a U.S. shareholder who acquired shares after 2006 will not be subject to the passive foreign investment company rules discussed below. Please read "Tax Considerations—United States Federal Income Taxation of U.S. Holders—Tax Treatment of Common Stock — Passive Foreign Investment Company Status and Significant Tax Consequences" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC for the 2006 taxable year.

We do not believe that we were a PFIC during the 2007 or 2008 taxable years or that we will be a PFIC with respect to any taxable year after the 2008 taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year beginning with the 2007 or 2008 taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares. Please read "Tax Considerations—United States Federal Income Taxation of U.S. Holders—Tax Treatment of Common Stock — Passive Foreign Investment Company Status and Significant Tax Consequences" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Because we generate all of our revenues in dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

We generate all of our revenues in dollars but we incur a portion of our expenses in currencies other than the dollar. This difference could lead to fluctuations in net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing our revenues. Further declines in the value of the dollar could lead to higher expenses payable by us.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may not be able to satisfy our financial obligations.

There is no guarantee that there will continue to be an active and liquid public market for shareholders to resell our common stock in the future.

The price of our common stock may be volatile and may fluctuate due to factors such as:

- actual or anticipated fluctuations in our quarterly and annual results and those of other public
- companies in our industry;
- mergers and strategic alliances in the shipping industry;
- market conditions in segments of the shipping industry in which we operate;
- changes in government regulation;
- shortfalls in our operating results from levels forecast by securities analysts;
- announcements concerning us or our competitors; and
- the general state of the securities market.

The drybulk and tanker industries have been highly unpredictable and volatile. The market for our common stock may be equally volatile.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our Amended and Restated Articles of Incorporation and by-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

It may not be possible for investors to enforce U.S. judgments against us.

We and all of our subsidiaries are incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

Item 4. Information on the Company

A. History and Development of the Company

OceanFreight Inc. was incorporated on September 11, 2006 under the laws of the Marshall Islands. Our principal executive offices are at 80 Kifissias Avenue, Athens 15125, Greece. Our telephone number at that address is +30 210 614 0283.Our website is www.oceanfreightinc.com. The information on our website or accessible through our website shall not be deemed a part of this report. Our agent and authorized representative in the United States is Puglisi & Associates, located at 850 Library Ave, Newark, DE 19711.

We are a global provider of shipping transportation services. We specialize in transporting drybulk cargoes, including such commodities as iron ore, coal, grain and other materials and crude oil cargoes through the ownership and operation of nine drybulk carriers and four tanker vessels. As of December 31, 2008, our fleet consisted of eight Panamax and one Capesize drybulk carriers and three Aframax and one Suezmax tanker vessels with a total capacity of 1.2 million dead weight tons (dwt) and an average age of 13.9 years.

On September 26, 2006, we issued 1,000 common shares, par value $0.01 per share, to Basset Holdings Inc., or Basset, a company controlled by Mr. Antonis Kandylidis, in exchange for a capital contribution of $500,000. Under our Amended and Restated Articles of Incorporation, these shares were converted into 1,000 subordinated shares. Also, on April 3, 2007, our Board of Directors declared, effective April 5, 2007, a stock split, in the form of a share dividend, in the ratio of 1,999:1 on our subordinated shares, leaving Basset with ownership of 2,000,000 subordinated shares. These subordinated shares converted into common shares on August 15, 2008, leaving Basset with 2,000,000 common shares representing approximately 9.2% of our outstanding capital stock as of March 19, 2009. Please read Item 7.B. "Major Shareholders and Related Party Transactions-Basset Holdings Inc."

In April 2007 we completed our initial public offering in the United States under the United States Securities Act of 1993, as amended, the net proceeds of which amounted to $216.8 million. The Company's common shares are listed on the NASDAQ Global Market under the symbol "OCNF".

During 2007 we acquired and took delivery of eight Panamax drybulk carriers: the M/V *Austin*, M/V *Pierre*, M/V *Trenton*, M/V *Helena*, M/V *Lansing*, M/V *Topeka*, M/V *Richmond* and M/V *Augusta*, a Capesize drybulk carrier, the M/V *Juneau*, and an Aframax tanker, the M/T *Pink Sands*, for a total consideration of $467.1 million. The acquisition of the vessels was partially financed from the net proceeds of our initial public offering. The memoranda of agreement associated with the acquisition of four of the above vessels, M/V *Austin*, M/V *Pierre*, M/V *Trenton* and M/V *Topeka* stipulated that the vessels would be delivered to the Company with their current charter parties, expiring in 2010.

The assumed charters were below market charter rates at the time of the delivery and, accordingly, a portion of the consideration paid for the vessels was allocated to the assumed charters to the extent the vessel capitalized cost would not exceed its fair value without a time charter contract. We recorded imputed deferred revenue totaling $31.4 million, with a corresponding increase in the vessels' purchase price, which is being amortized to revenue on a straight-line basis during the remaining duration of the corresponding charter.

On December 7, 2007, we announced that our previous Chairman, President and Chief Executive Officer, Robert Cowen, as well as our previous Chief Financial Officer, James Christodoulou, had left the Company. The Board of Directors appointed our director Professor John D. Liveris as Chairman of our Board of Directors, and appointed Antonis Kandylidis, shareholder and founder of the Company, as Chief Executive Officer/Interim Chief Financial Officer. In January 2008, we appointed Michael Gregos as our Chief Operating Officer. In February 2009, we appointed Demetris Nenes as our Vice President — Business Development following the resignation of Mr. Gregos as Chief Operating Officer.

In January 2008, we acquired and took delivery of a Suezmax tanker vessel, the M/T *Olinda*, for a total consideration of $65.7 million.

On June 4, 2008, we filed a shelf registration statement on Form F-3 (File No. 333-150579), which was declared effective on June 6, 2008, relating to the offer and sale of up to $200.0 million of an indeterminate number of securities. On June 19, 2008 we entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co. as sales agent. On June 19, 2008 we filed a prospectus supplement to the registration statement relating to the offer and sale of up to 4,000,000 common shares, par value $0.01 per share, from time to time through Cantor Fitzgerald & Co., as agent for the offer and sale of the common shares. The sale of the shares commenced at the beginning of the third quarter of 2008 and was completed on November 10, 2008. The net proceeds from the issuance of the 4,000,000 shares amounted to $50.9 million.

In October 2008 we took delivery of two Aframax tanker vessels, the M/T *Tamara* and the M/T *Tigani*. The related memoranda of agreements were concluded in August and September 2008, respectively, with interests associated with Mr. George Economou for an aggregate purchase price of $79.0 million. The purchase price for the two vessels was financed by a sellers' unsecured credit of $25.0 million and our own funds.

On December 12, 2008, our Board of Directors determined, after careful consideration of various factors, including the recent sharp decline in charter rates and vessel values in the drybulk sector, to suspend the payment of cash dividends until such time as the Board of Directors shall determine in its discretion, in order to preserve capital. In addition, under the January 9, 2009 amendatory agreement to our Nordea credit facility, which matures in October 2015, we are prohibited from paying dividends during the term of such credit facility. In the event that we are permitted to pay cash dividends under our Nordea credit facility, our DVB loan agreement contains additional restrictions. Under our DVB loan, we will be permitted, without our lender's consent, to pay dividends of up to 50% of quarterly net profits if our Company has been profitable for the preceding four quarters and if we comply with all covenants. Dividend payments that would require use of the remaining 50% of our quarterly net profits would be subject to our lender's consent.

On December 23, 2008, the Company entered into a loan agreement with DVB for a new secured term loan facility for an amount of $29.56 million, which was fully drawn in January 2009. We used the proceeds of the loan to make the prepayment in the amount of $25.0 million under the amendatory agreement to our credit facility with Nordea, discussed below.

The recession in the drybulk and tanker markets have led to a significant decline in the fair market values of our vessels since September 30, 2008, particularly our drybulk carriers. As a result, on December 9, 2008 we were in breach of the collateral maintenance coverage ratio covenant under our $325 million senior secured credit facility with Nordea, as lead arranger, which required us to maintain a fair market value of our vessels of at least 140% of our aggregate outstanding balance under the credit facility. In this respect, on January 9, 2009, we entered into an amendatory agreement to our Nordea credit facility that took effect on January 23, 2009, which waives the breach of the collateral maintenance coverage ratio covenant contained in such credit facility resulting from the decrease in the market value of our vessels and reduces the level of the collateral maintenance coverage ratio for the remaining term of the agreement. The waiver takes effect from the date the breach occurred, which is December 9, 2008. In addition the amendatory agreement (i) requires us to make a prepayment of $25.0 million of principal (paid on January 23, 2009); (ii) requires us to pay interest at a 2.5% margin over LIBOR; (iii) requires us to pay an arrangement fee of $451,583 which equals 0.15% to each bank syndicate member that consented to the amendatory agreement by January 9, 2009; (iv) prohibits us from paying dividends; (v) limits our ability to make capital expenditures; (vi) imposes restrictions on making payment, in cash, of the sellers' credit in the aggregate amount of $25.0 million in respect of the M/T *Tamara* and the M/T *Tigani*, except that we are permitted to pay the seller's credit with the proceeds of new equity offerings made on or after January 1, 2009, or in the form of common shares, which the sellers may request at any time, provided that we may not prepay the sellers' credit in cash if an event of default has occurred and is continuing; and (vii) requires us to provide additional collateral. The amendment does not modify the other financial covenants contained in the Nordea credit facility, such as the leverage ratio, interest coverage ratio or liquidity covenants described in "Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Long-Term Debt Obligations and Credit Arrangements".

Effective January 8, 2009, Cardiff assumed the commercial management of the eight Panamax drybulk carriers previously under the commercial management of Wallem, for a daily fee of $209 (Euro 150) per vessel. As a result, the scope of Wallem's management of such vessels is limited to technical management, at a reduced daily fee of $256 per vessel.

On January 30, 2009, the Company entered into a Standby Equity Purchase Agreement (SEPA), or the Purchase Agreement, with YA Global Master SPV Ltd., or YA Global, for the offer and sale of up to $147,885,850 of our common shares, par value $0.01 per share. In accordance with the terms of the Purchase Agreement, the Company may offer and sell common shares at any time and from time to time to YA Global; however, it is under no obligation to sell any shares pursuant to the Purchase Agreement. The Company has been advised by YA Global that the resale of any common shares by YA Global, if any, will be made by means of ordinary brokers' transactions on The Nasdaq Global Market or otherwise at market prices prevailing at the time of sale or at prices related to the prevailing market prices. YA Global will purchase the shares from us based upon a daily dollar volume weighted averaged price for our common shares on The Nasdaq Global Market. YA Global will receive a discount equal to 1.5% of the daily dollar volume weighted averaged price on the day we sell shares to YA Global. As of March 19, 2009, 3.15 million common shares had been sold with net proceeds amounting to $6.2 million. Certain provisions of the Purchase Agreement were amended on February 13, 2009, which, among other things, increased the dollar amount of common shares that may be purchased by YA Global on any Advanced Pricing Date, as determined in the Purchase Agreement.

On February 6, 2009, the sellers of the M/T *Tigani* and M/T *Tamara* requested the pre-payment of the sellers' credit of $25 million from the proceeds of the SEPA described above and waived their option included in the sellers' credit for the settlement of the $25.0 million in common stock at any date, effective December 9, 2008.

B. Business overview

OceanFreight's strategy and business model.

Our strategy is to be a reliable and responsible provider of seaborne transportation services and to manage and expand our company in a manner that we believe will enable us to pay attractive dividends to our shareholders in the future and enhance shareholder value by increasing long term cash flow. We intend to realize these objectives by adhering to the following:

Strategic Fleet Expansion. We intend to grow our fleet using our management's knowledge of the seaborne transportation industry to make accretive, timely and selective acquisitions of vessels in different sectors based on a number of financial and operational criteria. We will consider and analyze our expectation of fundamental developments in the particular industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. We believe that secondhand vessels approximately in the middle of their useful economic life when operated in a cost efficient manner often provide better value to our shareholders and return on capital as compared with more expensive newer vessels.

Tailored Fleet Composition. Our fleet consists of nine drybulk carriers and four tankers. We primarily focus on the drybulk and tanker segments because these vessel acquisitions and employment contracts satisfy our financial and operating criteria. As we grow our fleet over time, we intend to explore acquisitions in other seaborne transportation sectors, as opportunities arise that meet our financial and operating criteria. We believe that monitoring developments in multiple sectors will position us to opportunistically select vessels in different sectors for acquisition and vessel employment opportunities as conditions in those sectors dictate. We also believe that this outlook enables us to lower our dependence on any one shipping sector as we seek to generate revenues and find attractive acquisition opportunities.

Fixed Rate Charters. We have entered into fixed rate period charters for all of the Panamax drybulk carriers and three of our tanker vessels with an average remaining term of approximately 20 months as of December 31, 2008. We believe these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to charter rate volatility. In the future we will continue to seek fixed rate period charter contracts for our vessels, which include time and bareboat charters, pursuant to which the charterer pays a fixed daily charter rate over a specified period of time. Period charter contracts may include profit sharing arrangements whereby we receive additional charter hire when spot charter rates exceed the fixed daily rate under the period charter. We may also enter into period charters that afford some exposure to the spot market through floating rate period charters where the daily charter rate fluctuates in line with spot rates but cannot fluctuate below a minimum rate, or floor, or above a maximum rate, or ceiling. We may enter into short-term spot charters or place our vessels in pools which enable participating vessels to combine revenues.

Staggered Charter Renewals. We will seek employment for our vessels based on our analysis and assessment of fundamental developments in each particular sector of the industry and the difference in rates for short, medium and long-term charters. Renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

Diversified Charter Counterparties. Our vessels are chartered to eight different charterers operating in the drybulk carrier and tanker sectors and one of our tankers is employed in a spot market pool. We believe that chartering our vessels to a number of well established and reputable charterers, such as Standard Tankers Bahamas Limited, D'Amato di Navigazione S.p.A., Transbulk 1904 AB, Magellano Marine C.V., Deiulemar Shipping S.p.A. and SK Shipping Europe, reduces counterparty risk. As we grow our fleet over time, we may invest in other seaborne transportation sectors and seek to further diversify the end-users of our vessels, thereby enhancing the overall credit quality of our charter portfolio.

Quality Fleet Managers. Our Fleet Managers have established a reputation in the international shipping industry for high standards of performance, reliability and safety. We believe that contracting fleet managers that have achieved this reputation will create greater opportunities for us to seek employment contracts with well established charterers, many of whom consider the reputation of the fleet manager when entering into charters. We believe we will derive important benefits from our Fleet Managers' experience, which enables them to achieve significant economies of scale and scalability in areas such as crewing, supply procurement, and insurance which in addition to other benefits, are passed to us as the vessel owner. We intend to maintain the quality of our fleet through our Fleet Managers' rigorous maintenance programs. We believe that owning a fleet of well-maintained vessels will enable us to operate our vessels with lower operating costs, maintain their resale value and secure employment for our vessels with high quality charterers.

Shipping Operations

OceanFreight's Fleet. We operate a diversified fleet in order to reduce our dependency on any one shipping sector and to be well positioned in order to capitalize on improvements in the drybulk and tanker markets. Our fleet is comprised of eight Panamax drybulk carriers and one Capesize drybulk carrier and one Suezmax tanker and three Aframax tankers.

Our fleet has an average age of approximately 14.1 years as of the date of this annual report and except for the Suezmax, all or our vessels are chartered under long term contracts expiring at various dates, the latest through 2013.

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Drybulk Carriers			
M/V *Trenton*	Panamax	1995	75,229
M/V *Pierre*	Panamax	1996	70,316
M/V *Austin*	Panamax	1995	75,229
M/V *Juneau*	Capesize	1990	149,495
M/V *Lansing*	Panamax	1996	73,040
M/V *Helena*	Panamax	1999	73,744
M/V *Topeka*	Panamax	2000	74,710
M/V *Richmond*	Panamax	1995	75,265
M/V *Augusta*	Panamax	1996	69,053
Tanker Vessels			
M/T *Pink Sands*	Aframax	1993	93,723
M/T *Olinda*	Suezmax	1996	149,085
M/T *Tigani*	Aframax	1991	95,951
M/T *Tamara*	Aframax	1990	95,793

Each of our vessels is owned through a separate wholly-owned subsidiary.

Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where sanctions of the United States, the European Union or the United Nations have been imposed.

We have contracted the day-to-day vessel management of our fleet, which includes performing the day-to-day operations and maintenance of that vessel to two management companies, which we refer to as our Fleet Managers, who are engaged under separate vessel management agreements directly by our respective wholly-owned subsidiaries. In 2008, our eight Panamax drybulk carriers were managed by Wallem Ship Management Ltd., or Wallem, an unrelated third party technical and commercial management company and our five remaining vessels were managed by Cardiff Marine Inc., or Cardiff, a related party. Effective January 8, 2009, Cardiff assumed the commercial management responsibilities for the eight Panamax drybulk carriers, while Wallem remained as their technical manager. We believe that our Fleet Managers maintain high standards of operation, vessel technical condition, safety and environmental protection and control operating expenses through comprehensive planned maintenance systems, preventive maintenance programs and by retaining and training qualified crew members. As a result, we believe our Fleet Managers have each established a reputation as efficient and dependable vessel operators. We further believe the scale and scope of our Fleet Managers enable them to achieve significant economies of scale when procuring supplies and insurance. These economies of scale, as well as their ability to spread their operating costs over a larger number of vessels in conjunction with their cost containment programs, are expected to result in cost savings to us. We intend to rely on our Fleet Managers' established operations to help us manage our growth without having to integrate additional resources since we will rely on their resources to manage additional vessels we may acquire in the future.

Our Fleet Managers provide comprehensive vessel management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training, supply provisioning as well as vessel accounting.

Our Fleet Managers have implemented the International Maritime Organization, or IMO's, International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. They also have obtained documents of compliance for their offices and safety management certificates for their vessels as required by the ISM Code, as well as certificates for vessels under the International Ship and Port Security Code, or ISPS Code, as required by the International Convention for the Safety of Life at Sea, or SOLAS, and the Maritime Transportation Security Act Code, or MTSA Code.

Our Fleet Managers have the following departments:

- Operations,
- Technical,
- Accounting,
- Crewing,
- Insurance,
- Purchasing,
- Safety and Quality,
- Sale and Purchase, and
- Chartering.

Our Fleet Managers provide, under the vessel management agreements, specific day-to-day vessel management functions including:

- monitoring the quality and safety of vessel operations;
- performing general vessel maintenance and inspections;
- arranging and supervising special surveys, drydockings, vessel reconditioning and repair work;
- appointing supervisors, surveyors and technical consultants;
- ensuring compliance with all country of registry, classification society and port state rules and regulations;
- implementing of the Safety Management System (SMS) in accordance with the ISM code;
- providing employment, training and performance reviews of qualified officers and crew;
- arranging for transportation, repatriation, payroll, pensions and insurance of seafarers;
- purchasing of stores, supplies, spares, lubricating oil and new equipment for vessels;
- maintaining vessel condition acceptable to charterers and arranging for physical inspections by charterers;
- providing vessel operating expense budgets and monthly vessel working capital requirements; and
- providing vessel accounting and reporting.

Vessel Management Agreements. We do not employ personnel to run our day-to-day vessel management activities. Our Fleet Managers are responsible for all day-to-day vessel management functions pursuant to separate vessel management agreements. Our senior management team, under the supervision of our Board of Directors, manages our business as a holding company, including our administrative functions, and we monitor our Fleet Manager's performance under the vessel management agreements which we have entered into. The vessel management agreements have a one-year term and are automatically extended for successive one year terms, unless in each case, advance notice of termination is given by either party under the terms of the respective vessel management agreements.

Upon termination of the agreements, except in limited circumstances, we will be required to pay the applicable management fee at the rate then in effect for ninety days from the date of termination in order to cover operational and accounting costs relating to final vessel disbursements. In addition, we will also be required to pay crew costs for ninety days from the date of termination. Pursuant to the management agreements, we are obligated to pay our Fleet Managers a management fee ranging from approximately $355 to $720 per vessel per day on a monthly basis in advance, pro rata for the calendar days the vessels are owned by us. We will not pay any management fees for vessels we may employ under bareboat charters in the future. We oversee our Fleet Managers who are responsible for arranging for superintendent visits when necessary to evaluate the vessel's physical condition, supervise onboard activities, repairs and drydockings. Our Fleet Managers are also required to prepare annual budgets and an estimate of working capital requirements for the vessel and update such estimate monthly.

Vessel Employment. We are responsible for all commercial management decisions for our fleet. We use the global network of chartering brokers and industry contacts to provide us with information on charter markets and possible employment opportunities for our vessels. Our current fleet is presently operating under long term time charter agreements as follows:

Vessel Name	Charterer	Estimated Expiration of Charter	Gross Daily Rate
M/V *Trenton*	Deiulemar Shipping S.p.A.	April 2010 to August 2010	$ 26,000
M/V *Pierre*	Magellano Marine C.V.	June 2010 to October 2010	23,000
M/V *Austin*	Deiulemar Shipping S.p.A	April 2010 to August 2010	26,000
M/V *Juneau(1)*	SK Shipping Europe LTD	September 2009 to November 2009	48,700
M/V *Lansing*	Transbulk 1904 AB	May 2009 to September 2009	24,000
M/V *Helena*	Classic Maritime Inc.	May 2012 to January 2013	32,000
M/V *Topeka*	D'Amato di Navigazione S.p.A.	October 2010 to May 2011	23,100
M/V *Richmond*	Transbulk 1904 AB	December 2009 to April 2010	29,100
M/T *Pink Sands*	Standard Tankers Bahamas Limited	October 2010 to January 2011	27,450
M/V *Augusta(2)*	South China Lines Ltd.	November 2011 to March 2012	16,000
M/T *Olinda(3)*	Blue Fin Tankers Inc.	Spot Pool — October 2009	—
M/T *Tigani (4)*	Heidmar Trading LLC	September 2009 to November 2009	29,800
M/T *Tamara (4)*	Tri-Ocean Heidmar Tankers LLC	November 2010 to March 2011	27,000

(1) The charter rate is fixed at $48,700 through September 2009 and thereafter floats at 20% less than the daily average of the Capesize time charter rates published by the Baltic Exchange.

(2) On November 18, 2008, the M/V *Augusta* was delivered from its previous charterer, D'Amato di Navigazione S.p.A., to its new charterer, South China Lines. As a result of the significant decline in the drybulk market, we agreed to renegotiate the contracted time charter rate with South China Lines from $42,100 per day to $16,000 per day, and to amend the period of the time charter from a minimum of 34 months and a maximum of 37 months to a minimum of 35.5 months and a maximum of 40 months.

(3) On October 11, 2008, the charter of the M/T *Olinda* at a gross daily charter rate of $41,025 per day was terminated by mutual agreement between the Company and the charterer, Industrial Carriers Inc., as a result of the charterer's insolvency. In this connection, the Company received non refundable cash compensation of approximately $1.2 million and ownership of all bunkers on board the M/T *Olinda*. On October 17, 2008, the M/T *Olinda* entered into a charter agreement with Blue Fin Tankers Inc., which is a spot pool managed by Heidmar Inc., for a minimum period of 12 months. The vessel's earnings will be derived from the pool's total net earnings. Heidmar Inc. is 49% owned by a company associated with Mr. George Economou, and Mr. Antonis Kandylidis, our Chief Executive Officer and Interim Chief Financial Officer, is a member of the Board of Directors of Heidmar Inc.

(4) Heidmar Trading LLC and Tri-Ocean Heidmar Tankers LLC are controlled by Heidmar Inc.

We believe these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to freight rate volatility. In addition, renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

Spot Charters. Spot charters generally refer to voyage charters and trip time charters, which generally last from ten days to three months. A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under voyage charters, we pay voyage expenses such as port, canal and fuel costs. A trip time charter is generally a contract for a trip to carry a specific cargo from a load port to a discharge port at a set daily rate. Under time charters, including trip time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of spot charters, we would pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, and for commissions on gross revenues. We would also be responsible for each vessel's intermediate and special survey costs.

Customers. We believe that chartering our vessels to a number of well established and reputable charterers such as Standard Tankers Bahamas Limited, D'Amato di Navigazione S.p.A, Transbulk 1904 AB, Magellano Marine C.V., Deiulemar Shipping S.p.A. and SK Shipping Europe, reduces the risk of default under our charter contracts. As we grow our fleet over time, we may invest in other seaborne transportation sectors and seek to further diversify the end-users of our vessels thereby enhancing the overall credit quality of our charter portfolio. Our assessment of a charterer's financial condition and reliability is an important factor in negotiating employment for our vessels. We generally charter our vessels to major corporations, publicly-traded shipping companies, reputable vessel owners and operators, trading houses (including commodities traders), major producers and government-owned entities.

For the year ended December 31, 2008, 57% of the Company's voyage revenues were earned from four charterers, who individually accounted for 19%, 13%, 13% and 12% of such revenues.

Competition. We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. We arrange our charters (whether period charters or spot charters) through the use of brokers, who negotiate the terms of the charters based on market conditions.

Currently, we compete with other owners of vessels in the drybulk carrier and tanker sectors. Ownership of vessels is highly fragmented in all sectors of the seaborne transportation industry.

The International Drybulk Shipping Industry.

We currently employ each of our nine drybulk carriers under time charter agreements with an average remaining duration of approximately 16 to 21 months as of March 18, 2009. The Baltic Dry Index (BDI), a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis covering Supramax, Panamax and Capesize drybulk carriers, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% during the month of October alone. The general decline in the drybulk carrier charter market has resulted in lower charter rates for vessels exposed to the spot market and time charters linked to the BDI. Our drybulk carriers are presently employed under time charters and are not directly linked to the BDI. The charter rate for our Capesize drybulk carrier, the M/V *Juneau*, will be linked to the BDI for the last two months of its time charter during the third quarter of 2009. Please see fleet employment data above under "Vessel Employment."

Drybulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports. Consistent with these trends, the market value of our drybulk carriers has declined. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve to any significant degree. Charter rates may remain at depressed levels for some time which will adversely affect our revenue and profitability.

Capesize rates, which averaged $100,000 per day in August 2008, fell to an average of approximately $10,334 per day during the fourth quarter through December 31, 2008 and reached a low of $2,535 per day in this period. Average Capesize rates for the period from January 1, 2009 to March 17, 2009 amounted to $23,785 per day. We believe that the root cause of the fall has been a sharp slowdown in Chinese steel demand and prices leading to reduced demand for iron ore. Iron ore price negotiations between BHP Billiton, Companhia Vale do Rio Doce and Chinese steel mills in the third and fourth quarter of 2008 resulted in a number of Chinese mills turning to domestic mining companies for iron ore. Additionally, the unwillingness of banks to issue letters of credit resulted in reduced financing for the purchase of commodities carried by sea which has led to a significant decline in cargo shipments.

The global drybulk carrier fleet may be divided into four categories based on a vessel's carrying capacity. These categories consist of:

- Capesize vessels, which have carrying capacities of more than 85,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

- Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

- Handymax vessels have a carrying capacity of between 35,000 and 60,000 dwt. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

- Handysize vessels have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of December 2008, newbuilding orders had been placed for an aggregate of more than 72% of the existing global drybulk fleet, with deliveries expected during the next 36 months. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.

The average age at which vessels were scrapped over the last five years was 26 years. However, due to recent strength in the drybulk shipping industry, the average age at which the vessels are scrapped has increased.

The International Tanker Industry.

Our fleet includes four double-hull crude oil tanker vessels, of which three are employed in time charter agreements and one is employed in a spot market pooling arrangement. According to industry sources, the average spot market rate for a Suezmax tanker for the benchmark Suezmax tanker route loading in West Africa and discharging in the U.S. Atlantic Coast declined from a high of $138,943 per day in July 2008 to a low of $35,018 per day in November 2008, which represents a decline of 75%. The market rate for this benchmark route was $56,574 per day on December 31, 2008, which represents a decline of 59% from the high reached in July 2008. By contrast, the BDI was 774 on December 31, 2008, which represents a decline of 93% from the high of 11,793 recorded on May 20, 2008. Therefore, tanker charter rates fell by 34% less than the decline in drybulk charter rates during the period from July 16 to December 31, 2008. Average Suezmax rates for the period from January 1, 2009 to March 17, 2009 amounted to $42,213 per day. In the second half of 2008 and beginning of 2009 a slowdown in global economic growth has led to a significant decline in oil prices from a high of $145 per barrel in July 2008 to $42 per barrel on January 27, 2009 after reaching a low of $39 per barrel in November 2008. OPEC has responded by significantly reducing oil supply and may further reduce oil supply. This decline in oil supply may have an adverse effect on the demand for tankers and tanker charter rates. Consistent with this trend, the value of the tankers in our fleet has declined. However, we believe that the potential phase out by 2010 of single hull tankers, which constitute approximately 17% in terms of dwt of the global tanker fleet, may reduce tanker supply and may therefore mitigate the adverse effect on demand for tankers and tanker charter rates resulting from reduced oil supply.

Lower than expected fleet growth for 2008 resulted in supply and demand being relatively closely balanced throughout most of 2008 providing some support for charter rates prior to the recent downturn. According to industry sources, the average time charter equivalent earnings for Suezmax tankers were $76,626 per day for the year ended December 31, 2008, while Aframax crude oil tankers earned an average of $49,922 per day during the same period. Through December 31, 2008, newbuilding deliveries amounted to 35.9 million dwt and the total tanker newbuilding orderbook stood at 168 million dwt. In addition, low global inventories of oil and petroleum products and strong Chinese demand for oil and petroleum products resulted in increased demand through August 2008. It is expected that 64 million dwt of tankers in excess of 10,000 dwt will be delivered in 2009, while the current fleet of tankers in excess of 10,000 dwt amounts to 400 million dwt.

The availability of tankers in the freight market is reduced when there is an increase in the amount of oil that is supplied from OPEC countries, or an increase in the distance that oil travels and/or an increase in the number of ships that are occupied on voyages. With most production increases coming from the Middle East and Africa, the distances traveled to oil-consuming countries in Asia, North America and Europe have lengthened, increasing ton miles.

Tanker vessels generally fall into one of seven major types of vessel classifications based upon carrying capacity:

ULCCs (Ultra Large Crude Carriers), with a cargo carrying capacity of 320,000 dwt or more;

VLCCs (Very Large Crude Carriers), with a cargo carrying capacity of approximately 200,000 to 320,000 dwt;

Suezmax tankers, with a cargo carrying capacity of approximately 120,000 to 200,000 dwt;

Aframax tankers, with a cargo carrying capacity of approximately 80,000 to 120,000 dwt;

Panamax tankers, with a cargo carrying capacity of approximately 60,000 to 80,000 dwt;

Handymax tankers, with a cargo carrying capacity of approximately 30,000 to 60,000 dwt; and

Handysize tankers, with a cargo carrying capacity of approximately 10,000 to 30,000 dwt.

Additionally, tankers are differentiated by the type of cargo that they carry. The industry identifies tankers as either product tankers or crude oil tankers on the basis of various factors including technical specifications and trading histories. Crude oil tankers carry crude oil and so-called "dirty" products such as fuel oils. Product tankers carry refined petroleum products such as gasoline, jet fuel, kerosene, naphtha and gas oil, which are often referred to as "clean" products.

Product tankers are tankers that typically have cargo handling systems that are designed to transport several different refined products simultaneously, such as gasoline, jet fuel, kerosene, naphtha and heating oil, from refineries to the ultimate consumer. Product tankers generally have coated cargo tanks that assist in tank cleaning between voyages involving different cargoes. This coating also protects the steel in the tanks from corrosive cargoes.

Product tankers generally range in size from 10,000 dwt to 80,000 dwt, although there are some larger product carriers designed for niche long-range trades like the Middle East to Southeast Asia.

Although product tankers can carry dirty products, they generally do not switch between clean and dirty cargoes because a vessel carrying dirty cargo must undergo a cleaning process prior to loading clean cargo. In addition, specified design, outfitting and technical factors tend to make some vessels better suited to handling the physical properties of distinct cargoes.

ULCCs and VLCCs carry the largest percentage of crude oil transported by sea. These large tankers are typically on long-haul voyages, but port constraints limit their trading routes. For example, only a few U.S. ports, such as the Louisiana Offshore Oil Port, are capable of handling a fully laden VLCC.

Suezmax tankers engage in a range of crude oil trades, most usually from West Africa to the United States, the Gulf of Mexico, the Caribbean or Europe, within the Mediterranean, or within Asia. Most Aframax tankers carry dirty products in short regional trades, mainly within Northwest Europe, within the Caribbean, within the Mediterranean or within Asia. Panamax tankers, which are the largest tankers that can pass fully-loaded through the Panama Canal, take advantage of size restrictions on larger vessels in South and North American terminals. Three-quarters of the world's Panamax fleet transports dirty products and the remainder transports clean products.

Handymax and Handysize tankers carry the vast majority of clean products, comprising 90% of all product tankers. Handymax tankers comprise the largest concentration of product tankers because smaller tankers have the greatest flexibility in trade routes and port access. They can service many ports and utilize berthing facilities which cannot accommodate larger tankers due to size limitations or because those tankers require deeper water in which to operate. Also, port facilities may lack sufficient storage capacity to unload the large loads carried by larger tankers. At the same time, Handymax tankers can load a variety of different cargoes and thereby operate in a number of international oil and oil product trading routes.

Charter Hire Rates. Charter hire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and between the different drybulk carrier categories. However, because demand for larger drybulk carriers is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption. In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit.

Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the drybulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charter entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history.

Vessel Prices. Drybulk vessel prices, both for newbuildings and secondhand vessels, have decreased significantly during the year ended December 31, 2008 as a result of the weakness of the drybulk shipping industry, which has continued in 2009.

The Vessel values have also declined as a result of a slowdown in the availability of global credit. The lack of credit has resulted in the restriction to fund both vessel purchases and purchases of commodities carried by sea.

As a result of the decline in oil prices and commensurate decline in tanker charter rates, tanker vessel values have also declined, although to a lesser extent than in the drybulk sector.

There can be no assurance as to how long charterhire rates and vessel values will remain depressed or whether they will drop any further. Should charterhire rates remain at these depressed levels for some time our revenue and profitability will be adversely affected.

Crewing and Shore-based Employees

We employ five persons, our Chief Executive Officer/Interim Chief Financial Officer, our Vice President — Business Development, our Chief Accounting Officer/Treasurer and two other employees. Pursuant to our services agreement with Cardiff, we utilize Cardiff, with approximately 150 shore-based employees, for commercial management services and supervisory services in connection with the technical management of our vessels.

As is common practice in the shipping industry, our Fleet Managers are responsible for identifying, screening and recruiting directly or through a crewing agent, the officers and all other crew members for our vessels who are employed by our vessel owning subsidiaries.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase cost of our doing business.

ENVIRONMENTAL REGULATION AND OTHER REGULATIONS

Government regulations and laws significantly affect the ownership and operation of our vessels, which consist of both drybulk carriers and tankers. We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modification and implementation of certain operating procedures.

A variety of government, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections. These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, relevant flag state and charterers, particularly terminal operators and oil companies. Some of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations.

We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

International Maritime Organization

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

- 25-year old tankers must be of double hull construction or of a mid-deck design with double-sided construction, unless:

    (1) they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

    (2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

- 30-year old tankers must be of double hull construction or mid-deck design with double-sided construction; and
- all tankers will be subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

- is the subject of a contract for a major conversion or original construction on or after July 6, 1993;
- commences a major conversion or has its keel laid on or after January 6, 1994; or
- completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Our vessels are also subject to regulatory requirements, including the phase-out of single hull tankers, imposed by the IMO. Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single hull oil tankers. At that time, these regulations required the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. We do not currently own any single hull vessels.

Under the regulations, the flag state may allow for some newer single hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate.

As a result of the oil spill in November 2002 relating to the loss of the M/T *Prestige*, which was owned by a company not affiliated with us, in December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to the MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single hull oil tankers were required to be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

Category of Oil Tankers	Date or Year for Phase Out
Category 1 oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks	• April 5, 2005 for ships delivered on April 5, 1982 or earlier; or • 2005 for ships delivered after April 5, 1982
Category 2 — oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements and	• April 5, 2005 for ships delivered on April 5, 1977 or earlier; • 2005 for ships delivered after April 5, 1977 but before January 1, 1978;
Category 3 — oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.	• 2006 for ships delivered in 1978 and 1979; • 2007 for ships delivered in 1980 and 1981; • 2008 for ships delivered in 1982; • 2009 for ships delivered in 1983; and • 2010 for ships delivered in 1984 or later.

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond the phase out date set forth in the above schedule. Under regulation 13G, the flag state may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery. Under regulations 13G and 13H, as described below, certain Category 2 and 3 tankers fitted with only double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery. Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate under any of the flag state exemptions.

In October 2004, the MEPC adopted a unified interpretation of regulation 13G that clarified the delivery date for converted tankers. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date shall be deemed to be the date of delivery of the ship, provided that:

- the oil tanker conversion was completed before July 6, 1996;
- the conversion included the replacement of the entire cargo section and fore-body and the tanker complies with all the relevant provisions of MARPOL Convention applicable at the date of completion of the major conversion; and
- the original delivery date of the oil tanker will apply when considering the 15 years of age threshold relating to the first technical specifications survey to be completed in accordance with MARPOL Convention.

In December 2003, the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO, which includes most of the grades of marine fuel. The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

Under regulation 13H, HGO means any of the following:

- crude oils having a density at 15°C higher than 900 kg/m(3);
- fuel oils having either a density at 15°C higher than 900 kg/m(3) or a kinematic viscosity at 50°C higher than 180 mm(2)/(s); or
- bitumen, tar and their emulsions.

Under regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15°C higher than 900 kg/m(3) but lower than 945 kg/m(3), that conform to certain technical specifications and, if, in the opinion of such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

The flag state may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees. The same applies to vessels operating as floating storage units of HGO.

Any port state, however, can deny entry of single hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

Revised Annex I to the MARPOL Convention entered into force in January 2007. Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and regulation 13H (regulation 21 in the revised Annex). Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010. A further amendment to revised Annex I includes an amendment to the definition of heavy grade oil that will broaden the scope of regulation 21. On August 1, 2007, regulation 12A (an amendment to Annex I) came into force requiring oil fuel tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600 m(3) and above, which are delivered on or after August 1, 2010 including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which the keel is laid on or after February 1, 2008.

Air Emissions

In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Effective in May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and that could adversely affect our business, cash flows, results of operations and financial condition.

In October 2008, the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emission standards which are expected to enter into force on July 1, 2010. The amended Annex VI would reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide, emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Once these amendments become effective, we may incur costs to comply with these revised standards.

Safety Requirements

The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, and the International Convention on Load Lines, 1966, or LL Convention, which impose a variety of standards to regulate design and operational features of ships. SOLAS Convention and LL Convention standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS Convention and LL Convention standards.

Under Chapter IX of SOLAS, the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO.We renew these documents of compliance and safety management certificates annually.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping.

Oil Pollution Liability

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to 89.77 million SDR.

The exchange rate between SDRs and U.S. dollars was 0.685886 SDR per U.S. dollar on March 4, 2009. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that CLC. We believe that our insurance will cover the liability under the plan adopted by the IMO.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention has been ratified by a sufficient number of nations for entry into force, and became effective on November 21 2008.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships. The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

United States Requirements

In 1990, the United States Congress enacted OPA to establish an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

- natural resource damages and related assessment costs;
- real and personal property damages;
- net loss of taxes, royalties, rents, profits or earnings capacity;
- net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and loss of subsistence use of natural resources.

Under amendments to OPA that became effective on July 11 2006, the liability of responsible parties is limited, with respect to tanker vessels, to the greater of $1,900 per gross ton or $16.0 million per vessel that is over 3,000 gross tons, and with respect to non-tanker vessels, to the greater of $950 per gross ton or $0.8 million per vessel (subject to periodic adjustment for inflation). On September 24, 2008, the U.S. Coast Guard proposed adjustments to the limits of liability that would increase the limits for tank vessels to the greater of $2,000 per gross ton or $17.0 million per vessel that is over 3,000 gross tons and for non-tank vessels to the greater of $1,000 per gross ton or $848,000 and establish a procedure for adjusting the limits for inflation every three years. The comment period for the proposed rule closed on November 24, 2008. The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for clean-up, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits also do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The On October 17 2008, the U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the former OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. The U.S. Coast Guard has indicated that it expects regulatory requirements under OPA and CERCLA were amended to adopt regulations requiring evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the July 2006 amendments to OPA, as described above. The increased amounts became effective on January 15 2009. U.S. Coast Guard regulations currently require evidence of financial responsibility in the amount of $2,200 per gross ton for tankers, coupling the OPA limitation on liability of $1,900 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1.0 billion. A catastrophic spill could exceed the insurance coverage available, which could have a material adverse effect on our business.

Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double hulls, and existing vessels that do not comply with the double hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double hulls.

Owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

- address a worst case scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a worst case discharge;
- describe crew training and drills; and
- identify a qualified individual with full authority to implement removal actions.

We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the United States. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

In addition, the United States Clean Water Act prohibits the discharge of oil or hazardous substances in United States navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA, discussed above.

The United States Environmental Protection Agency, or EPA, historically exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters from CWA permitting requirements. However, on March 31 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18 2006, the court issued an order invalidating the exemption in the EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30 2008, and directed the EPA to develop a system for regulating all discharges from vessels by that date. The EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the new rules, which took effect February 6 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to specific discharge streams.

Although the VGP became effective on February 6 2009, the VGP application procedure, known as the Notice of Intent, or NOI, has yet to be finalized. Accordingly, Regulated Vessels will effectively be covered under the VGP from February 6 2009 until June 19 2009, at which time the "eNOI" electronic filing interface will become operational. Thereafter, owners and operators of Regulated Vessels must file their NOIs prior to September 19 2009, or the Deadline. Any Regulated Vessel that does not file an NOI by the Deadline will not be allowed to discharge into U.S. navigable waters until it has obtained a VGP. Our fleet is composed entirely of Regulated Vessels, and we intend to submit NOIs for each vessel in our fleet as soon after June 19 2009 as practicable.

Owners and operators of vessels visiting U.S. waters will be required to comply with this VGP program or face penalties. This could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters. In addition, the CWA requires each state to certify federal discharge permits such as the VGP. Certain states have enacted more stringent discharge standards as conditions to their certification of the VGP.

The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

Other Regulations

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. The United States Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the United States Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the United States Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The United States Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we may still be held liable for clean up costs under applicable laws.

In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

On October 9 2008, the United States ratified the amended Annex VI to the MARPOL Convention, addressing air pollution from ships, which went into effect on January 8 2009. The EPA and the state of California, however, have each proposed more stringent regulations of air emissions from ocean-going vessels. On July 24 2008, the California Air Resources Board of the State of California, or CARB, approved clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. The new CARB regulations require such vessels to use low sulfur marine fuels rather than bunker fuel. By July 1 2009, such vessels are required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%. By 2012, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed. CARB unilaterally approved the new regulations in spite of legal defeats at both the district and appellate court levels, but more legal challenges are expected to follow. If CARB prevails and the new regulations go into effect as scheduled on July 1 2009, in the event our vessels were to travel within such waters, these new regulations would require significant expenditures on low-sulfur fuel and would increase our operating costs. Finally, although the more stringent CARB regime was technically superseded when the United States ratified and implemented the amended Annex VI, the possible declaration of various U.S. coastal waters as Emissions Control Areas may in turn bring U.S. emissions standards into line with the new CARB regulations, which would cause us to incur further costs.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the California Attorney General and a coalition of environmental groups in October 2007 petitioned the EPA to regulate greenhouse gas emissions from ocean-going vessels under the CAA. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the United States or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate (ISSC) from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

- on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

- on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

- the development of vessel security plans;

- ship identification number to be permanently marked on a vessel's hull;

- a continuous synopsis record kept onboard showing a vessel's history including, name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

- compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

The classification society certifies that the vessel is "in-class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

- *Annual Surveys.* For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

- *Intermediate Surveys.* Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

- *Class Renewal Surveys.* Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures.

Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in-class" by Det Norske Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering them for voyages. We believe that our well-maintained, high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

Risk of Loss and Liability Insurance

General. The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, and cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While management believes that OceanFreight's present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that OceanFreight will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery and War Risk Insurances. OceanFreight has marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of the 13 owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible for the hull and machinery insurance ranging from $100,000 to $125,000. OceanFreight has also arranged increased value insurance for all of the owned vessels.

Under the increased value insurance, in case of total loss of the vessel, OceanFreight will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under insurance.

Protection and Indemnity Insurance. Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers OceanFreight's third party liabilities in connection with its shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" discussed below, OceanFreight's coverage, except for pollution, is unlimited. OceanFreight's current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I Association, which is a member of the International Group, OceanFreight is subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Risk Management

Risk management in the shipping industry involves balancing a number of factors in a cyclical and potentially volatile environment. Fundamentally, the challenge is to appropriately allocate capital to competing opportunities of owning or chartering vessels. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and return. Thus, stated simply, one may charter part of a fleet as opposed to owning the entire fleet to maximize risk management and economic results. This is coupled with the challenge posed by the complex logistics of ensuring that the vessels controlled by OceanFreight are fully employed.

C. Organizational structure

As of December 31, 2008, the Company is the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under item 18.

D. Property, plants and equipment

We do not own real property. We lease two office spaces in Athens, Greece, as disclosed in Notes 3 and 10 of our consolidated financial statements under item 18. Our interests in the vessels in our fleet are our only material properties. See "OceanFreight's Fleet" in this section.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following management's discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations, and should be read in conjunction with our historical consolidated financial statements and their notes included in this report.

This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" and elsewhere in this report.

*A. **Operating results***

Factors Affecting our Results of Operations

Charters

We generate revenues by charging customers for the transportation of drybulk and crude oil cargoes using our vessels. With the exception of the tanker M/T *Olinda* which is employed in the Blue Fin Tankers Inc. spot market pool, we employ our drybulk carriers and tankers to reputable charterers primarily pursuant to long-term time charters. As of December 31, 2008, our charters have remaining terms ranging between five months and 41 months. We may employ vessels under spot-market charters in the future. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays the vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Under a spot-market charter, the vessel owner pays both the voyage expenses (less specified amounts covered by the voyage charterer) and the vessel operating expenses. Under both types of charters we pay commissions to ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter. Vessels operating in the spot-charter market generate revenues that are less predictable than time charter revenues but may enable us to capture increased profit margins during periods of improvements in drybulk and crude oil rates. However, we are exposed to the risk of declining drybulk and crude oil rates when operating in the spot market, which may have a materially adverse impact on our financial performance.

We believe that the important measures for analyzing future trends in our results of operations consist of the following:

• **Calendar days.** Calendar days are the total days the vessels were in our possession for the relevant period including off hire and drydock days.

• **Voyage days.** Total voyage days are the total days the vessels were in our possession for the relevant period net of off hire and drydock days.

• **Fleet utilization.** Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

• **TCE rates.** Timecharter equivalent, or TCE, is a measure of the average daily revenue performance of a Vessel on a per voyage basis. TCE is a non-GAAP measure. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

The following table reflects our calendar days, fleet utilization and daily TCE rate for the years ended December 31, 2007 and 2008.

	2007	2008
Calendar days	1,364	4,164
Fleet utilization	94.0%	99.1%
Time charter equivalent (TCE) daily rate	$ 30,558	$ 34,705

The following table reflects the calculation of our TCE daily rates for the years ended December 31, 2007 and 2008:

(Dollars in thousands except for Daily TCE rate)

	2007	2008
Voyage revenues and imputed deferred revenue	$ 41,133	157,434
Voyage expenses	(1,958)	(14,275)
Time Charter equivalent revenues	$ 39,175	143,159
Total voyage days for fleet	1,282	4,125
Daily TCE rate	30,558	34,705

• **Spot Charter Rates.** Spot charter hire rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

• **Voyage and Time Charter Revenue.** Our revenues will be driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, will be affected by a number of factors, including:

- the duration of our charters;
- our decisions relating to vessel acquisitions and disposals;
- the amount of time that we spend positioning our vessels;
- the amount of time that our vessels spend in drydock undergoing repairs;
- the amount of time that our vessels spend in connection with maintenance and upgrade work;
- the age, condition and specifications of our vessels;
- levels of supply and demand in the drybulk and crude oil shipping industries; and
- other factors affecting spot market charter hire rates for drybulk and tanker carriers.

With the exception of M/T *Olinda*, all of our vessels were employed under time charter contracts, which, as of December 31, 2008, had a remaining duration of a minimum of five months and a maximum of 41 months. We believe that these long-term charters provide better stability of earnings and consequently increase our cash flow visibility to our shareholders compared to short-term charters.

The M/T *Olinda* is employed in a spot market pool. Under the pooling agreement, the vessel will earn charterhire in accordance with the pool point formula as defined in the pool agreement. The pooling agreement provides that charterhire will be paid 30 days in arrears and bunkers on board at the time of delivery will be paid with the first hire payment. Preliminary charterhire will be based on the pool's then current earnings, and is not a guaranteed minimum rate obligation of the pool company. Hire is inclusive of overtime, communication, and victualling. The preliminary charterhire may be adjusted either up or down as necessary by the pool committee depending on the prevailing market condition of the pool. Each vessel's earnings will be adjusted quarterly according to their actual operating days in the pool with surplus funds, if any, distributed based on each vessel's rating as defined in the pool point formula.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have acquired four vessels with existing time charters and we may do so in the future. We view acquiring a vessel that has been entered in a spot market related pool, whether through a pooling agreement or pool time charter arrangement, as equivalent to acquiring a vessel that has been on a voyage charter. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

- obtain the charterer's consent to us as the new owner;
- obtain the charterer's consent to a new technical manager;
- obtain the charterer's consent to a new flag for the vessel;
- arrange for a new crew for the vessel;
- replace all hired equipment on board, such as gas cylinders and communication equipment;
- negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;
- register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;
- implement a new planned maintenance program for the vessel; and
- ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

- employment and operation of our vessels; and
- management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels require the following main components:

- vessel maintenance and repair;
- crew selection and training;
- vessel spares and stores supply;
- contingency response planning;
- on board safety procedures auditing;
- accounting;
- vessel insurance arrangement;
- vessel chartering;
- vessel hire management;
- vessel surveying; and
- vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

- management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;
- management of our accounting system and records and financial reporting;
- administration of the legal and regulatory requirements affecting our business and assets; and
- management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

- rates and periods of charterhire;
- levels of vessel operating expenses;
- depreciation expenses;
- financing costs; and
- fluctuations in foreign exchange rates.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of the company's significant accounting policies, see Note 2 to the Company's consolidated financial statements.

Vessel Lives and Impairment: The carrying value of each of the Company's vessels represents its original cost at the time it was delivered or purchased less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard. The actual life of a vessel may be different. We depreciate our vessels based on a straight-line basis over the expected useful life of each vessel, based on the cost of the vessel less its estimated residual value, which is estimated at $200 per lightweight ton at the date of the vessel's acquisition, which we believe is common in the drybulk and tanker shipping industries.

Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The Company records impairment losses only when events occur that cause the Company to believe that future cash flows for any individual vessel will be less than its carrying value. The carrying amounts of vessels held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

In developing estimates of future cash flows, the Company must make assumptions about future charter rates, ship operating expenses, vessels' residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective (see Note 2(j) to our consolidated financial statements).

Imputed Prepaid/Deferred Revenue: The Company records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of assumed time charters as a condition of the original purchase of a vessel at the date when such vessel is initially deployed on its charter. The value of the asset or liability is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of contractual cash flows of the time charter assumed, to the extent the vessel capitalized cost does not exceed its fair value without a time charter contract. When the present value of contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as imputed prepaid revenue. When the opposite situation occurs, the difference is recorded as imputed deferred revenue. Such assets and liabilities are amortized as a reduction of, or an increase in, revenue respectively, during the period of the time charter assumed. In developing estimates of the net present value of contractual cash flows of the time charters assumed the Company must make assumptions about the discount rate that reflect the risks associated with the assumed time charter and the fair value of the assumed time charter at the time the vessel is acquired. Although management believes that the assumptions used to evaluate present and fair values discussed above are reasonable and appropriate, such assumptions are highly subjective.

Accounting for Voyage Revenues: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or timecharters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each voyage or timecharter. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter's duration period. Unearned revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company's vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and collectability has been reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool; however historically such changes have not been material.

Revenue is based on contracted charter parties and although our business will be with customers who are believed to be of the highest standard, there is always the possibility of dispute over the terms. In such circumstances, we will assess the recoverability of amounts outstanding and a provision is estimated if there is a possibility of non-recoverability. Although we may believe that our provisions are based on fair judgment at the time of their creation, it is possible that an amount under dispute will not be recovered and the estimated provision of doubtful accounts would be inadequate. If any of our revenues become uncollectible these amounts would be written-off at that time.

Accounting for Voyage Expenses: Voyage related and vessel operating costs are expensed as incurred. Under a time charter, specified voyage costs, such as fuel and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions, are paid by the Company. Vessel operating costs including crews, maintenance and insurance are paid by the Company. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

When we employ our vessels on spot market voyage charters we will incur expenses that include port and canal charges and bunker expenses. We expect that port and canal charges and bunker expenses will represent a relatively small portion of our vessels' overall expenses because we expect the majority of our vessels to continue to be employed under time charters that require the charterer to bear all of those expenses. As is common in the drybulk and crude oil shipping industries, we pay commissions ranging from 1.63% to 6.25% of the total daily charter hire rate of each charter to ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter.

Accounting for Financial Instruments: Financial Accounting Standards Board Statement No. 133 "Accounting for Derivative Instruments and Certain Hedging Activities" requires all derivative contracts to be recorded at fair value, as determined in accordance with SFAS 157 "Fair Value Measurements", which is more fully discussed in Note 8 to our consolidated financial statements. The changes in fair value of the derivative contract are recognized in earnings unless specific hedging criteria are met. The Company has elected not to apply hedge accounting, but to account for the change in fair value as an increase or decrease in other income and expense.

Segment Disclosures: SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information" requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company reports financial information and evaluates its operations and operating results by type of vessel and not by the length or type of ship employment for its customers. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for different types of charters or for charters with different duration, management cannot and does not identify expenses, profitability or other financial information for these charters.

Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. Accordingly, the reportable segments of the company are the tankers segment and the drybulk carriers segment. See Segment Information in Note 13 to our consolidated financial statements included herein for further analysis of our two reportable segments.

New Accounting Pronouncements: Please see Note 2(r) to our consolidated financial statements included herein for a discussion of new accounting pronouncements, none of which had a material impact on our consolidated financial statements in 2008 or 2007.

RESULTS OF OPERATIONS

Year ended December 31, 2008 compared to the year ended December 31, 2007

The Company commenced operations in June 2007 when it acquired its first four vessels and, therefore, until that date it was a development stage enterprise in accordance with Statement of Financial Accounting Standards ("SFAS") No. 7 "Accounting and Reporting By Development Stage Companies."

As discussed in Notes 2(p) and 13 to our consolidated financial statements included herein, we have two reportable segments, the drybulk carriers segment and the tankers segment.

The table below presents information about the Company's reportable segments as of December 31, 2007 and 2008 and for the years then ended. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements.

December 31, 2007

	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	40,542	591	—	41,133
Interest expense and finance costs	5,379	257	35	5,671
Interest Income	135	—	2,079	2,214
Depreciation	12,925	285	—	13,210
Segment profit	6,507	177	1,471	8,155
Total assets	441,051	47,241	19,633	507,925

December 31, 2008

	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	114,758	42,676	—	157,434
Interest expense and finance costs	11,902	5,624	39	17,565
Interest Income	—	—	776	776
Loss on derivative instruments	11,347	4,800	—	16,147
Depreciation	32,865	10,762	31	43,658
Segment profit/(loss)	31,766	4,260	(8,304)	27,722
Total assets	408,680	184,753	32,137	625,570

Voyage Revenues

Voyage revenue increased by $111 million, or 308.3%, to $147.1 million for 2008, compared to $36.1 million for 2007. The increase is attributable to the increase in the size of the fleet from ten vessels in 2007 to 13 vessels in 2008 and the increase in voyage days from 1,282 in 2007 to 4,142 in 2008. The increase in voyage days is attributable to the fact that the vessels in 2007 were acquired at various dates subsequent to June 2007 while the same vessels were operated for the full year in 2008. The TCE rate for 2008 was $34,705 per day as compared to $30,558 in 2007, which in conjunction with improved fleet utilization of 99.1% in 2008 as compared to 94% in 2007 positively contributed to the increase in revenue. See above under "Factors Affecting our Results of Operations – TCE Rates" for information concerning our calculation of TCE rates.

Imputed Deferred Revenue

M/V *Trenton,* M/V *Austin,* M/V *Pierre* and M/V *Topeka* were each acquired in 2007 with an existing time charter at a below market rate. The Company adds the fair value of the time charters in the purchase price of the vessels and allocates it to a deferred liability which is amortized over the remaining period of the time charters as an increase of hire revenue. This resulted in a daily TCE rate of approximately $34,705 and $30,558, in 2008 and 2007, respectively. For cash flow purposes (excluding the amortization of the fair value of the time charters) the Company received a TCE rate of $32,204 and $26,659 per day, in 2008 and 2007, respectively. The amortization for 2008 and 2007 amounted to $10.3 million and $5.0 million, respectively.

Voyage Expenses

Voyage expenses increased by $12.3 million, or 615%, to $14.3 million in 2008 as compared to $2.0 million in 2007, including commissions which totaled $6.5 million and $1.6 million, in 2008 and 2007, respectively. The amount for 2008 includes voyage expenses of $8.3 million relating to the employment of the M/T *Olinda* in the spot market from her acquisition in January 2008 until late October 2008.

By employing our vessels on spot market voyage charters, we incur voyage expenses that include port and canal charges and bunker expenses, unlike under time charter employment, where such expenses are assumed by the charterers.

As is common in the drybulk and crude oil shipping industries, we pay commissions ranging from 1.63% to 6.25% of the total daily charterhire rate of each charter to ship brokers associated with the charterers.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, management fees, tonnage taxes and other miscellaneous expenses. Vessel operating expenses for 2008 increased by $19.7 million, or 214.1%, to $28.9 million in 2008 as compared to $9.2 million in 2007. The increase is mainly attributable to the increase in calendar days as a result of the increase in the number of vessels, and to the fact that the vessels in 2007 were acquired at various dates subsequent to June 2007 while the same vessels were operated for the full year in 2008. The daily operating expenses in 2008 were $6,960 as compared to $6,751 in 2007.

General and Administrative Expenses

Our general and administrative expenses include the salaries and other related costs of the executive officers and other employees, our office rents, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, long-term compensation costs, and corporate overhead. General and administrative expenses for 2008 increased by $5.6 million, or 160.0% to $9.1 million as compared to $3.5 million in 2007. The increase is mainly attributable to office payroll and related cost of $6.6 million in 2008 as compared to $2.2 million in 2007 and to legal and audit fees of $1.9 million in 2008 as compared to $0.7 million in 2007. The 2008 payroll and related costs of $6.6 million includes $1.7 million payroll cost, $2.2 million bonuses and $2.7 million compensation costs, while the 2007 amount of $2.2 million includes $1.0 million payroll, $0.2 million bonuses, 0.9 million compensation cost and $0.1 million assumed compensation (executive management services provided by Basset until April 23, 2007 at no charge). The difference in payroll cost reflects the four months additional payroll in 2008. Legal and audit fees were increased in 2008 for services in connection with our controlled equity offering, the DVB loan, the Nordea Amendatory Agreement and Sarbanes-Oxley compliance related costs.

Depreciation

Depreciation in 2008 increased by $30.5 million, or 230.3% to $43.7 million as compared to $13.2 million in 2007. The increase is mainly attributable to the increase in the number of vessels to 13 in 2008 as compared to ten in 2007 and the increase of calendar days to 4,164 days in 2008 as compared to 1,364 days in 2007.

Drydocking

We expense the total costs associated with a drydocking and special surveys in the period that they are incurred. Regulations or incidents may change the estimated dates of the next drydocking for our vessels. For 2008 and 2007, the expense related to drydocking totaled $0.7 and $1.7 million, respectively. Although one vessel was drydocked in 2008 and 2007, the drydocking cost in 2008 is less than in 2007 as the vessel drydocked in 2008 was smaller in size and required less repairs.

Interest Expense

In 2008 and 2007, we paid interest under a term-loan facility, and a senior secured credit facility. The term-loan facility with Fortis Bank was refinanced on October 1, 2007 by our revolving senior secured credit facility. The revolving credit facility bears interest at LIBOR plus a margin. In January 2008, the Company entered into two interest rate swap agreements as discussed in Note 8 to our consolidated financial statements which fixed our variable rate debt for a portion of our outstanding borrowings to 4.85% inclusive of margin. Interest and finance costs increased by $11.9 million, or 208.8%, to $17.6 million in 2008 as compared to $5.7 million in

2007. Interest expenses in 2008 amounted to $15.9 million as compared to $4.2 million in 2007. The increase is attributable to the amount and days the long-term debt was outstanding during the periods. Financing costs include amortization of costs incurred in connection with the issuance of long-term debt of $0.5 million in 2008 as compared to $1.2 million in 2007.

The amount in 2007 includes approximately $1.1 million of finance and related legal fees, which were taken as a charge as a result of the refinancing of the term-loan facility with Fortis Bank.

Loss on Derivative Instruments

The Company entered into two interest rate swap agreements on January 28, 2008 to partially hedge its interest rate exposure on its variable rate debt. At December 31, 2008, the fair value of the derivative contracts amounted to $16.1 million in liability and is reflected in Loss on derivative instruments in the consolidated statement of income. The current portion of the total fair value of $6.8 million is included in current liabilities as Derivative liability, while the non-current portion of $9.3 million is included in other non-current liabilities as Derivative liability in the December 31, 2008 consolidated balance sheet.

Financing Costs

Fees incurred for obtaining new loans or refinancing existing ones, including related legal and other professional fees, are deferred and amortized to interest expense over the life of the related debt. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing occurs. In 2007, we wrote off approximately $1.1 million of unamortized finance and related legal fees, which resulted from the refinancing of the term-loan facility with Fortis Bank. The total amortization cost for 2008 and 2007 amounted to $0.5 million and $1.2 million, respectively.

Net Income and EPS

Net income increased by $19.6 million from $8.1 million in 2007 to $27.7 million in 2008. The increase is attributable to the increase in the size of the fleet and the increased TCE rates that resulted in increased operating income, which was partly offset by the increase in our interest and finance costs and the marked to market valuation of our interest rate swap agreements. While net income increased 248% in 2008 versus 2007, our earnings per share increased only 149% given the additional shares issued in 2008 in connection with the controlled equity offering discussed in Note 6(e) of our consolidated financial statements.

Inflation

Inflation does not have significant impact on vessel operating or other expenses for vessels under time charter. We may bear the risk of rising fuel prices if we enter into spot-market charters or other contracts under which we bear voyage expenses. We do not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, should the world economy be affected by inflationary pressures this could result in increased operating and financing costs.

Foreign Currency Risk

We generate all of our revenues in U.S. dollars, but incur approximately 13% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2008, the outstanding accounts payable balance denominated in currencies other than the U.S. dollar was not material.

B. Liquidity and Capital Resources

Our principal sources of funds are equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and historically, to pay dividends.

We expect to rely upon operating cash flows, long-term borrowings, as well as equity financings to implement our growth plan. We have financed our capital requirements with the issuance of equity in connection with our initial public offering, our controlled equity offering pursuant to the Sales Agreement discussed in Note 6(e) to our December 31, 2008 consolidated financial statements, the Standby Equity Purchase Agreement, or SEPA, discussed in Note 14(d) to our December 31, 2008 consolidated financial statements, cash from operations and borrowings under our long-term arrangements. On July 1, 2008, we commenced the offer and sale of common stock under the controlled equity offering. In the year ended December 31, 2008, we completed the sale of 4,000,000 common shares pursuant to the controlled equity offering with net proceeds of $50.9 million, of which 2,122,000 shares were sold in the fourth quarter of 2008 for net proceeds of $14.0 million. On February 3, 2009, we commenced the offer and sale of common stock under the SEPA. Under the SEPA we may offer and sell such number of our common shares, par value $0.01 per share equal to $147,885,850. As of March 19, 2009, 3.15 million common shares had been sold with net proceeds amounting to $6.2 million.

As of December 31, 2008, we had an outstanding indebtedness of $333.0 million and our aggregate payments of principal due within one year amounted to $60.9 million. Our loans contain a minimum cash requirement of $500,000 per vessel, which, on our fleet of 13 vessels, amounted to $6.5 million.

Our practice has been to acquire drybulk and tanker carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers or tankers on favorable terms.

Long Term Debt Obligations and Credit Arrangements:

On September 18, 2007, the Company entered into a loan agreement, with Nordea Bank Norge ASA, for a $325 million senior secured credit facility, or the Nordea credit facility, for the purpose of refinancing the existing term loan facility with Fortis Bank of $118 million and financing the acquisition of additional vessels. The Company and Nordea completed the syndication of the credit facility on February 15, 2008 which resulted in certain amendments to repayment terms and financial covenants, increased interest margins and commitment fees on the undrawn portion of the Nordea credit facility.

The amended syndicated Nordea credit facility is comprised of the following two Tranches and bears interest at LIBOR plus a margin:

Tranche A is a reducing revolving credit facility in a maximum amount of $200 million. As of December 31, 2008, the Company had utilized $199 million to repay the outstanding balance of the credit facility with Fortis of $118 million, to partially finance the acquisition of M/V *Richmond* and M/T *Pink Sands* by $47 million and $30 million, respectively and $4 million for working capital purposes.

The balance of $183 million of Tranche A as of December 31, 2008, will be reduced or repaid in 13 consecutive semi-annual installments of $11 million each and the final installment in an amount of $40 million.

Tranche B is a term loan facility in a maximum amount of $125 million. As of December 31, 2008, the Company had fully utilized the loan to partially finance the acquisition of the M/V *Augusta* and the M/T *Olinda*, respectively. Tranche B is repayable in 14 equal consecutive semi annual installments of $6.94 million each plus a 15th installment of 27.8 million of which $25 million became payable in January 2009 pursuant to our amendatory agreement with Nordea, discussed below.

The Nordea credit facility is secured with first priority mortgages over the vessels, first priority assignment of vessels' insurances and earnings, specific assignment of the time charters, first priority pledges over the operating and retention accounts, corporate guarantee and pledge of shares. The Company is required to pay a commitment fee of 0.45% per annum payable quarterly in arrears on the un-drawn portion of the Nordea credit facility.

The loan agreement includes among other covenants, financial covenants requiring (i) the ratio of funded debt to the sum of funded debt plus shareholders' equity not to be greater than 0.70 to 1.00; (ii) effective July 1, 2008, the liquidity must not be less than $0.5 million multiplied by the number of vessels owned (iii) effective December 31, 2007, the ratio of EBITDA to net interest expense at each quarter end must not be less than 2.50 to 1; (iv) the aggregate fair market value of the vessels must not be less than 140% of the aggregate outstanding balance under the loan plus any unutilized commitment under Tranche A.

On December 23, 2008, we entered into a loan agreement with DVB Bank SE for a new secured term loan facility for an amount of $29.56 million, which was fully drawn on January 14, 2009 (see Note 13 to our consolidated financial statements). We used $25 million of the proceeds of the loan to make the prepayment in the amount of $25.0 million under its amendatory agreement to the Nordea credit facility described below. The loan is repayable over four years from drawdown in 16 quarterly variable installments with the first four installments being $2.75 million each, followed by four installments of $2.31 million each, followed by eight installments of $1.09 million each, plus a balloon installment of $0.6 million payable together with the last installment. The loan bears interest at 3.0% over LIBOR. The loan is secured with first preferred mortgages on the two vessels M/T *Tamara* and M/T *Tigani*, a corporate guarantee by the Company, assignment of earnings and insurances and pledge of shares of the borrowers. The loan agreement includes, among other covenants, financial covenants requiring that (i) liquidity must be at least $0.5 million multiplied by the number of vessels owned, (ii) total interest bearing liabilities over the sum of total interest bearing liabilities plus shareholders' equity adjusted to account for the market value of the vessels must not exceed 90% up to June 30, 2010, 80% up to December 31, 2010 and 70% thereafter; (iii) the ratio of EBITDA to net interest expense of any accounting period must not be less than 2.50 to 1; and (iv) the aggregate charter free fair market value of the two vessels must not be less than 140% (increasing by five percentage points each year, reaching 155% in the last year) of the aggregate outstanding balance. We are permitted to pay dividends under the loan of up to 50% of quarterly net profits. The loan agreement contains certain events of default, including a change of control, a cross-default with respect to other financial indebtedness and a material adverse change in the financial position or prospects of the borrowers or the Company. Upon signing the loan agreement, we paid an upfront fee of 1.5% or $0.44 million on the loan amount, which is included in "Deferred Financing fees" in the accompanying December 31, 2008 consolidated balance sheet.

As a result of the recession in the drybulk and tanker markets discussed above, the market value of our drybulk carriers and tanker vessels has declined. These conditions have led to a significant decline in the fair market values of our vessels since September 30, 2008, particularly our drybulk carriers. As a result, we were in breach of the collateral maintenance coverage ratio covenant under the Nordea credit facility, which required us to maintain a fair market value of our vessels of at least 140% of our aggregate outstanding balance under the credit facility.

In this respect, on January 9, 2009, we entered into an amendatory agreement to our Nordea credit facility, which went effective on January 23, 2009 and waives the breach of the collateral maintenance coverage ratio covenant contained in such credit facility resulting from the decrease in the market value of the Company's vessels and reduces the level of the collateral maintenance coverage ratio for the remaining term of the agreement. The waiver is effective from the date the breach occurred, which is December 9, 2008. In addition the amendatory agreement: (i) requires the Company to make a prepayment of $25.0 million of principal upon the funding of the loan with DVB Bank SE described above, but in any case, no later than January 31, 2009, and such funding and prepayment have occurred; (ii) requires, under the reduced collateral maintenance coverage ratio, that the aggregate fair market value of the vessels in the Company's fleet other than the M/T *Tamara* and M/T *Tigani*, plus proceeds from a vessel's sale or insurance proceeds from a vessel's loss, and the excess of the fair market value of each of the M/T *Tamara* and M/T *Tigani* over the recorded amount of the first priority ship mortgage over each such vessel under the Company's DVB credit facility, be not less than (a) 90% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A until June 30, 2009, (b) 100% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from July 1, 2009 to December 31, 2009, (c) 110% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from January 1, 2010 to March 31, 2010, (d) 115% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from April 1, 2010 to June 30, 2010, and (e) 125% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A at all times thereafter; (iii) requires the Company to pay interest at an increased margin over LIBOR; (iv) requires the Company to pay an arrangement fee of $451,583 which is equal to 0.15% to each bank syndicate member that consented to the proposed amendment by January 9, 2009; (v) prohibits the Company from paying dividends; (vi) limits the Company's ability to make capital expenditures; (vii) imposes restrictions on making payment, in cash, of the sellers' credit in the aggregate amount of $25.0 million in respect of the M/T *Tamara* and the M/T *Tigani*, except that the Company is permitted to pay the seller's credit with the proceeds of new equity offerings or, common shares, which the seller may request at any time; and (viii) requires the Company to provide additional collateral.

The amount of $25 million for the sellers' credit discussed above has separately been classified as current liabilities as of December 31, 2008. As a result of the covenant waiver and amendment obtained in the Nordea Amendatory Agreement, the Company is in compliance with all of the applicable debt covenants as of the date of issuance of the December 31, 2008 consolidated financial statements, and based upon projected operating results, and assuming no further deterioration in the prospective fair value of vessels, we believe that we will meet the financial covenants of our credit agreement and the related amendatory agreement at future covenant measurement dates. As a result, in accordance with EITF 86-30, Classification of Obligations When a Violation Is Waived by the Creditor, all amounts not due within the next twelve months have been classified as long-term liabilities.

Cash Flows

The following table presents cash flow information for the year ended December 31, 2007 and 2008. The information was derived from the audited consolidated statements of cash flows of OceanFreight and is expressed in thousands of U.S. Dollars.

(Dollars in thousands)	2007	2008
Net cash provided by operating activities	$ 24,434	$ 82,309
Net cash (used in) investing activities	(467,216)	(120,665)
Net cash provided by financing activities	461,327	42,381
Increase in cash and cash equivalents	18,545	4,025
Cash and cash equivalents beginning of year	499	19,044
Cash and cash equivalents end of year	$ 19,044	$ 23,069

Net cash provided by operating activities:

Net cash provided by operating activities increased by $57.9 million or 236.9% due to the increase in the number of our vessels and the increase in calendar days both of which resulted in increased revenues.

Net cash used in investing activities:

Of the net cash used in investing activities, $120.7 million and $467.2 million in 2008 and 2007, respectively, represent amounts paid to acquire three vessels (one drybulk carrier and two tankers) in 2008 and ten vessels (nine drybulk carriers and one tanker) in 2007.

Net cash provided by financing activities:

Net cash provided by financing activities in 2008 was $42.4 million and consists of (a) $50.9 million of net proceeds from our controlled equity offering, (b) $63.4 million of proceeds drawn under our long-term debt, (c) $16.0 million of repayment of long term debt, (d) $47.8 million of dividends paid, (e) $6.5 million representing restricted cash require under our loan agreements, (f) $0.9 million cash advance to the Bluefin Tankers Inc. pool for working capital purposes and (g) $0.7 million in financing fees paid in connection with our DVB loan.

Net cash provided by financing activities in 2007 was $461.3 million and consists of (a) $216.8 million of net proceeds from our initial public offering, (b) $378.6 million proceeds drawn under our long-term debt arrangements (c) $118.0 million for the repayment of Fortis loan, (d) $13.1 million of dividends paid and (e) $3.0 million of financing costs. The amounts under (a) and (b) above were used to finance the ten vessels we acquired during 2007.

EBITDA:

EBITDA represents net income before interest, taxes, depreciation and amortization and other non-cash items. We use EBITDA because we believe that EBITDA is a basis upon which liquidity can be assessed and because we believe that EBITDA presents useful information to investors regarding our ability to service and/or incur indebtedness. We also use EBITDA (excluding drydock costs) in our credit facility agreements to measure compliance with covenants discussed above in Long Term Debt Obligations and Credit Arrangements.

EBITDA is a non-GAAP measure and has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of OceanFreight's results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets that are depreciated and amortized may need to be replaced in the future, and EBITDA does not reflect any cash requirement for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of OceanFreight's performance.

The following table reconciles net cash provided by operating activities to EBITDA for the years ended December 31, 2007 and 2008:

(Dollars in thousands)	2007	2008
Net cash provided by operating activities	$ 24,434	$ 82,309
Net increase in current assets	1,665	3,941
Net increase in current liabilities, excluding current portion of long term debt	(7,556)	(5,865)
Net Interest expense	3,457	16,789
Amortization of deferred financing costs included in interest expense	(1,159)	(475)
EBITDA	$ 20,841	$ 96,699

Working Capital Position

On December 31, 2008, OceanFreight's current assets totaled $28.7 million while current liabilities totaled $116.4 million, resulting in a negative working capital position of $87.7 million. Based on our fixed-rate charters, we believe we will generate sufficient cash during 2009 to make the required principal and interest payment on our indebtedness, provide for the normal working capital requirements and remain in a positive cash position in 2009. If we do acquire additional vessels, we will rely on new debt, proceeds from future offerings and revenues from operation to meet our liquidity needs going forward.

Interest Rate Risk:

We are subject to market risks relating to changes in interest rates, because of our floating rate debt outstanding. During 2007, we paid interest on our debt based on LIBOR plus a margin. On January 29, 2008, we entered into two interest rate swap agreements to partially hedge our exposure to variability in LIBOR rates. Under the terms of our loan agreements we have fixed our interest rate at 4.85% inclusive of margin.

The table below provides information about our long-term debt and derivative financial instruments and other financial instruments at December 31, 2008 that are sensitive to changes in interest rates. See notes 5 and 7 to our consolidated financial statements, which provide additional information with respect to our existing debt agreements and derivative financial instruments. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For derivative financial instruments, the table presents average notional amounts and weighted average interest rates by expected maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts. Weighted average interest rates are based on implied forward rates in the yield curve at the reporting date.

	Expected maturity date				
	2009	2010	2011	2012	Thereafter
	(in thousands of U.S. Dollars except for percentages)				
Long-term debt (1)					
Repayment amount	60,888	35,889	35,889	35,889	139,444
Variable interest rate ($US)	1.20%	1.67%	2.31%	2.52%	2.72%
Average interest rate	3.55%	3.55%	3.55%	3.55%	3.55%
Interest rate derivatives					
Swap notional amount (2)	286,612	250,761	214,932	179,053	157,651
Average pay rate (2)	3.55%	3.55%	3.55%	3.55%	3.55%
Average receive rate (2)	1.20%	1.67%	2.31%	2.52%	2.72%

(1) See note 5 to our consolidated financial statements for a description of our Nordea credit facility. The above amounts are presented after giving effect to the prepayment of $25.0 million under our amended Nordea credit facility which are described in Note 13(l) to our consolidated financial statements.

(2) On January 29, 2008, we entered into two interest rate swap agreements with Nordea Bank Norge ASA, our lending bank, to partially hedge our exposure to fluctuations in interest rates on an aggregate notional amount of $316.5 million, decreasing in accordance with the debt repayments, by converting the variable rate of our debt to fixed rate for a period for five years, effective April 1, 2008. Under the terms of the interest rate swap agreement, the Company and the bank agreed to exchange, at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges, under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and consequently, the changes in fair value of these instruments are recorded through earnings. The swap agreements expire in April 2013.

C. Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

D. Trend Information

Please see "The International Drybulk Industry" and "The International Tanker Industry" sections in Item 4.B.

E. Off-Balance Sheet Arrangements:

We do not have any off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2008:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in thousands of U.S. dollars)				
Long term debt (1)	60,889	71,778	71,778	103,555	308,000
Sellers' credit (2)	25,000	—	—	—	25,000
IT services (3)	139	278	191	—	608
Manager supervision (4)	405	812	557	—	1,774
Office Lease (5)	73	346	125	—	544
Total	$ 86,506	73,214	72,651	103,555	335,926

(1) As further discussed in our December 31, 2008 consolidated financial statements the outstanding balance of our long-term debt at December 31, 2008, was $308 million. The loan bears interest at LIBOR plus a margin. Estimated interest payments are not included in the table above. The table above also does not include (i) the amount of $29.6 million drawn down under our DVB credit facility; (ii) the arrangement fee of $451,583 which equals 0.15% paid to each bank syndicate member that consented to such proposed amendment by January 9, 2009. See "Item 5.B. Liquidity and Capital Resources — Long-Term Debt Obligations and Credit Arrangements" and Note 5 to our consolidated unaudited financial statements.

(2) As further discussed in our December 31, 2008 consolidated financial statements, following the effectiveness of the Nordea Amendatory Agreement, the sellers of the M/T *Tigani* and M/T *Tamara* exercised their option to elect to receive repayment of the $25 million sellers' credit from the cash proceeds of the SEPA discussed in Note 3(g) to our consolidated financial statements.

(3) As further discussed in our December 31, 2008 consolidated financial statements, we have entered into a services agreement with Cardiff Marine Inc., or Cardiff, for a period of five years. Pursuant to this agreement Cardiff provides, among other services, services in connection with Information Technology (IT) support.

(4) As further discussed in our December 31, 2008 consolidated financial statements, pursuant to our five-year services agreement, Cardiff provides manager supervision for the vessels M/V *Austin,* M/V *Pierre,* M/V *Trenton,* M/V *Helena,* M/V *Lansing,* M/V *Topeka,* M/V *Richmond* and M/V *Augusta*.

(5) As further explained in our December 31, 2008 consolidated financial statements, we have entered into two lease agreements for our office facilities in Athens. The first lease agreement concerns the current office space leased from Mr. George Economou, which terminates upon mutual agreement of the parties. The second lease, which expires in August 2013, relates to office facilities that are currently under renovation.

G. Safe Harbor

See "Forward-Looking Statements" at the beginning of this annual report.

Subsequent Events

Effective January 8, 2009, Cardiff assumed the commercial management of the eight Panamax drybulk carriers previously under the commercial management of Wallem, for a daily fee of $209 (Euro 150) per vessel. As a result, the scope of Wallem's management of such vessels is limited to technical management, at a reduced daily fee of $256 per vessel.

On January 9, 2009, the Company entered into an amendatory agreement to its Nordea credit facility which became effective on January 23, 2009, waives the breach of the collateral maintenance coverage ratio covenant contained in such credit facility resulting from the decrease in the market value of the Company's vessels and reduces the level of the collateral maintenance coverage ratio for the remaining term of the agreement. For a description of the amendatory agreement, see "Item 5. Operating Financial Review and Prospects — B. Liquidity and Capital Resources — Long-Term Debt Obligations and Credit Arrangements."

On January 14, 2009, the Company signed an addendum to the management agreements with Cardiff for the vessels under Cardiff's combined commercial and technical management, providing for a security payment from the Company to Cardiff equal to 90 days technical and commercial management fees for each vessel. The Company also agreed to pay Cardiff an additional security fee equal to three months running expenses per vessel. The security payments are not refundable by Cardiff in the event of (i) a change of control in the Company, as defined in the services agreement dated May 15, 2008 and (ii) any public disclosure that the Company is in default of any of its agreements including but not limited to loan agreements and charter party agreements and such default impairs the Company's ability to continue its operations. The amount paid in this respect amounted to $3.3 million.

On January 14, 2009, the Company signed an addendum to the commercial management agreement with Cardiff with respect to the eight Panamax drybulk carriers under Wallem's technical management, providing for a security payment from the Company to Cardiff equal to 90 days commercial management fees for each vessel. The security is not refundable by Cardiff in the event of (i) a change of control in the Company, as defined in the services agreement dated May 15, 2008 and (ii) any public disclosure that the Company is in default of any of its agreements including but not limited to loan agreements and charter party agreements and such default impairs the Company's ability to continue its operations. The amount paid in this respect amounted to $138,000.

On January 14, 2009, the Company signed an addendum to the services agreement with Cardiff for the managers' supervision of vessels under Wallem's technical management, providing for a security payment from the Company to Cardiff equal to 90 days manager's supervision fees for each vessel. The security is not refundable by Cardiff in the event of (i) a change of control in the Company, as defined in the services agreement dated May 15, 2008 and (ii) any public disclosure that the Company is in default of any of its agreements including but not limited to loan agreements and charter party agreements and such default impairs the Company's ability to continue its operations. The amount paid in this respect amounted to approximately $92,000.

On January 14, 2009, the Company fully drew down $29.56 million under the loan with DVB, of which $25.0 million was utilized to effect the prepayment to Nordea under the amendatory agreement dated January 9, 2009.

On January 30, 2009, the Company entered into a Standby Equity Purchase Agreement, or the SEPA, with YA Global for the offer and sale of such number of our common shares, par value $0.01 per share equal to $147,885,850. For a description of the SEPA, see Note 14(d) to our consolidated financial statements. As of March 19, 2009, 3.15 million shares have been issued and sold with net proceeds amounting to $6.2 million. Certain provisions of the SEPA were amended on February 13, 2009. These proceeds were used to partially repays the sellers' credit with respect to the acquisition of M/T *Tamara* and M/T *Tigani* as discussed below.

On February 6, 2009, the sellers of the M/T *Tigani* and M/T *Tamara* requested the prepayment of the sellers' credit of $25 million from the proceeds of the offering pursuant to the SEPA and waived their option included in the sellers' credit for the settlement of the $25.0 million in common stock at any date, effective December 9, 2008. As of March 19, 2009, the Company had paid an amount of $6.2 million towards the sellers' credit.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors, executive officers and key employees. Our Board of Directors is elected annually on a staggered basis, and each director elected holds office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. Antonis Kandylidis is the son of Konstandinos Kandylidis.

Name	Age	Position
Antonis Kandylidis (1)	31	President, Chief Executive Officer/Interim Chief Financial Officer and Class B Director
Demetris Nenes (2)	33	Vice President – Business Development
Solon Dracoulis (3)	55	Chief Accounting Officers and Treasurer
Professor John Liveris (4)	56	Chairman and Class A Director
Konstandinos Kandylidis (4)	59	Class C Director
Panagiotis Korakas (5)	48	Class B Director
Stephen Souras (4)	38	Class C Director

(1) Mr. A. Kandylidis has served as President of the Board of Directors and as our Chief Executive Officer and Interim Chief Financial Officer since December 2007.

(2) Mr. D. Nenes was appointed Vice President – Business Development on February 8, 2009 following the resignation of Mr. M. Gregos who had served as our Chief Operating Officer since January 2008.

(3) Mr. S. Dracoulis has served as our Chief Accounting Officer and Treasurer since April 2007.

(4) Messrs. J. Liveris, K. Kandylidis and S. Souras have served as members of our Board of Directors since April 2007.

(5) Mr. P. Korakas was appointed to our Board of Directors in December 2008 following the resignation of Mr. H. Kerames in November 2008.

Antonis Kandylidis is our President, Chief Executive Officer and Interim Chief Financial Officer and director. Mr. Kandylidis started his career at OMI Corporation's commercial department. During his tenure at OMI Corporation he gained significant experience in the tanker vessel business and held various positions with responsibilities spanning Sale and Purchase, Time Charters, FFA Trading, Corporate Finance and Strategic Planning. In the spring of 2006, he returned to Greece where he provided consultancy services to companies affiliated with ship-owner Mr. George Economou. In September of 2006, Mr. Kandylidis founded OceanFreight Inc. and in April of 2007 he took the Company public. Mr. Kandylidis graduated Magna Cum Laude from Brown University and continued his studies at the Massachusetts Institute of Technology where he graduated with a Masters degree of Science in Ocean Systems Management.

Demetris Nenes is our Vice President of Business Development. Mr. Nenes began his professional career working at Sikorsky Aircraft Corporation as a Design Engineer working in various posts, with the most significant being Head of the Transmission Design Team for the Navy version of the S92. Mr. Nenes began his shipping career in 2005, joining OMI Corporation's Vetting / Safety & Quality department. During his career at OMI he moved in the commercial side of the business being involved in Forward Freight Agreements (FFA) Trading and Sales and Purchase. After the sale of OMI to Teekay Shipping and Torm, Mr. Nenes joined Ospraie Management LLC. Ospraie is a commodity hedge fund based in New York. At Ospraie Mr. Nenes was involved in both FFA trading and Market Research and intelligence. Mr. Nenes holds a diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens and a Master's Degree in Business Administration from the University of Connecticut.

Solon Dracoulis is our Chief Accounting Officer and Treasurer. During 2006 and 2007, Mr. Dracoulis was a consultant to Navios Maritime Holdings and assumed the responsibilities of financial reporting and filings with the Securities and Exchange Commission. Prior to that period he held the position of Chief Financial Officer of Stelmar Shipping, Inc. following the acquisition of the company by Overseas Shipholding Group in early 2005 and as a Financial Controller Budget and Reporting Officer since 2001. During that time he was responsible for the preparation of Stelmar's financial statements, filings with the Securities and Exchange Commission, the implementation of accounting procedures and controls administration of the financial and accounting management and information system, preparation of annual operating budgets, quarterly projections and monthly cash flow statements. During the period starting in 1980. Mr. Dracoulis worked for Arthur Andersen & CO., KPMG and PricewaterhouseCoopers, where he commenced his career as an auditor – analyst and later became a Principal in the shipping audit division where he conducted financial audits in accordance with International Standards on Auditing (I.S.A.) and U.S. Generally Accepted Auditing Standards (G.A.A.S), evaluation of internal controls and internal audit procedures. He has a degree in Accounting and Business Administration from the Business Administration and Commercial Studies branch of the University of Athens and is a member of the Association of Certified Accountants and Auditors of Greece. He is also a graduate of the Merchant Marine Academy at Aspropyrgos and has a five year service at sea as a Radio Officer.

Konstandinos Kandylidis is the main shareholder and Managing Director of Lapapharm Trade & Distribution Company Inc. ("Lapapharm"), a private business operating since 1962 in the fields of pharmaceuticals, crop protection and veterinary products, representing in Greece, mainly U.S. multinational corporations in the field including Gilead Sciences, Pharmion and Fort Dodge among others and in the past the American Cyanamid Company until 1994. Mr. Kandylidis joined Lapapharm in 1975 and served in several positions until 1990, when he became a member of the Board of Directors and in 1996 when he became the Managing Director. He was also member of the Board of Directors for the Hellenic Association of Crop Protection Products and has served as a member in several committees for the Hellenic Association of Pharmaceutical Companies. Mr. Kandylidis is a graduate of the Athens University of Economics and Business and he has a certificate in Marketing from the College for the Distributive Trades in England.

Panagiotis A. Korakas was born 1950 in Athens, Greece. Mr. Korakas has had an extensive career in the construction and construction materials industry, both as an executive and an entrepreneur. For almost ten years, Mr. Korakas was the General Manager of Korakas & Partners, a commercial construction entity, while during the last 15 years he has run a business enterprise specializing in advanced composite metal construction.

Professor John Liveris is a consultant in the technology and defense industries based in Athens, Greece. His most recent affiliations include ContourGlobal LLC, Scientific Games Corporation, Hellenic Telecommunications Organization (OTE), Motorola, EADS Eurofighter, the Monitor Company and Northrop Grumman Corporation. Prior to his current activities, Professor Liveris was, until 1999, the Group Senior Advisor at Intracom, the leading Greek telecommunications and electronics manufacturer where he was responsible for developing thrusts into new markets, including the establishment of a Defense division, and new technologies, for revamping Intracom's image and for all relations with the multi-lateral funding institutions. Mr. Liveris studied Mechanical Engineering at Tufts University in Boston, Mass. He did his graduate and doctoral studies in Engineering Management at the George Washington University in Washington, DC. There he taught from 1979 to 1996, attaining Professorial rank. Prof. Liveris has had a twenty-year professional experience in Washington, DC in various Greek government and private sector managerial and consulting positions. He has also had an extensive career as a journalist.

Stephen Souras is a director of Investment Yard Management Limited, a Cayman Islands investment manager, overseeing a portfolio of alternative investments. Prior to employment at Investment Yard Management Limited Mr. Souras worked at Goldman Sachs International in the Investment Management Division advising and managing the portfolios of high net worth clients. Prior to Goldman Sachs, Mr. Souras started his career in business development for a consumer goods company in Asia. Mr. Souras was also employed at UBS Warburg in equity sales and then research where he advised institutional investors. Mr. Souras is a graduate of Imperial College in London, where he obtained a Bachelor of Engineering degree in Information Systems Engineering in 1992 and M.Sc. with Distinction, in Applications of Electronics in Medicine in 1993. He also holds a MBA from INSEAD in Fontainebleau, France.

B. Compensation

We paid an aggregate amount of $2.6 million as compensation to our executive director for the fiscal year ended December 31, 2008. Non-executive directors received annual compensation in the aggregate amount of $0.17 million, plus reimbursement of their out-of-pocket expenses. We do not have a retirement plan for our officers or directors.

On December 24, 2008, the Company's Board of Directors approved the amendment of the consultancy agreement for the services to the Company of the Chief Executive Officer/Interim Chief Financial Officer and increased the annual base consulting fee from $0.70 million (Euro 0.5 million) to $0.97 million (Euro 0.7 million) with effect January 1, 2009. All other terms of the consultancy agreement remained unchanged. The duration of the agreement will be for five years beginning January 1, 2009, and ending, unless terminated earlier on the basis of any other provision as may be defined in the agreement, on the day before the fifth anniversary of such date.

In addition, 80,000 subordinated shares were issued to our Chief Executive Officer/Interim Chief Financial Officer and 5,150 common shares were issued to our former Chief Operating Officer. The aggregate of 2,085,150 subordinated shares were converted into common shares on August 15, 2008 following the satisfaction of conditions contained in our Amended and Restated Articles of Incorporation.

Equity Incentive Plan

We have adopted an equity incentive plan which we refer to as the Plan, under which officers, key employees, directors and consultants of OceanFreight and our subsidiaries will be eligible to receive options to acquire common shares, stock appreciation rights, restricted stock, dividend participation rights and other stock-based or stock-denominated awards. We have reserved a total of 1,000,000 common shares for issuance under the Plan, subject to adjustment for changes in capitalization as provided in the Plan. The Plan will be administered by our compensation committee, or such other committee of our Board of Directors as may be designated by the board to administer the Plan.

Under the terms of the Plan, stock options and stock appreciation rights granted under the Plan will have an exercise price per common share equal to the fair market value of a common share on the date of grant, unless otherwise determined by the Plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the Plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The Plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting and forfeiture provisions and other terms and conditions as determined by the Plan administrator. Upon the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of restricted stock units that then vest multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the Plan administrator. The Plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

The Plan administrator may also grant dividend participation rights under the Plan. Those awards represent rights to receive payments from us based on dividends paid to our shareholders from our operating surplus. The dividend participation rights may be subject to such terms and conditions as determined by the Plan administrator, including vesting and forfeiture provisions, the percentage of dividends to be received by the recipient, the types of dividends on which payments under the award are to be received (provided the dividends must be made from our operating surplus), and any conditional requirements (such as performance goals or levels of dividends) that must be achieved in order for payment to be made under the dividend participation rights.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a "change in control" (as defined in the Plan), unless otherwise provided by the Plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

Our Board of Directors may amend or terminate the Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of Plan amendments will be required under certain circumstances. Unless terminated earlier by our Board of Directors, the Plan will expire ten years from the date the Plan is adopted.

C. Board Practices

Our Board of Directors is elected annually on a staggered basis, and each director elected holds office for a three year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The current term of office of each director is as follows: our Class A directors will serve for a term expiring at the 2011 annual meeting of shareholders, our Class B directors will serve for a term expiring at the 2009 annual meeting, and our Class C directors will serve for a term expiring at the 2010 annual meeting.

Committees of the Board of Directors

We have established an audit committee comprised of three independent members of our Board of Directors who are responsible for reviewing our accounting controls and recommending to the Board of Directors the engagement of our outside auditors. Our audit committee is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the audit committee. We have established a compensation committee comprised of independent directors which is responsible for recommending to the Board of Directors our senior executive officers' compensation and benefits. We have also established a nominating and corporate governance committee which is responsible for recommending to the Board of Directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. Shareholders may also nominate directors in accordance with procedures set forth in our bylaws. The members of the audit, compensation and nominating committees are Mr. Souras, who also serves as the chairman of our audit and compensation committees, Mr. Liveris who also acts as the chairman of our nominating and corporate governance committee, and Mr. P. Korakas. Mr. Souras also acts as the financial expert of the audit committee.

D. Employees

As of December 31, 2007 and 2008 the Company employed five persons, namely Antonis Kandylidis, our Chief Executive Officer/Interim Chief Financial Officer, Michael Gregos, our former Chief Operating Officer, Solon Dracoulis, our Chief Accounting Officer/Treasurer and two other employees, all of whom are located in Athens. Mr.Nenes was appointed Vice President – Business Development in February 2009 following the resignation of Mr. Gregos.

E. Share Ownership

The shares beneficially owned by our directors and officers and/or companies affiliated with these individuals are disclosed in "Item 7A — Major Shareholders" below.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information that is either known to us or ascertained from public filings regarding the beneficial owners of 5% or more of our voting securities as of March 16, 2009. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share held.

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class
Common Stock, par value $0.01	FMR LLC (1)	1,410,814	6.5%
	Antonis Kandylidis (2)	2,080,000	9.1%

(1) Based on the Schedule 13G/A filed by FMR LLC with the Securities and Exchange Commission on February 14, 2008.

(2) Mr. Antonis Kandylidis may be deemed to beneficially own 2,000,000 of these common shares through Basset Holdings Inc., a company of which he is the controlling person. Mr. Kandylidis may be deemed to beneficially own 80,000 of these common shares through Steel Wheel Investments Ltd., a company of which he is the controlling person. Following the resignation of Mr. Michael Gregos as our Chief Operating Officer in February 2009, Mr. Antonis Kandylidis is our only officer or director who owns shares of our capital stock.

B. Related Party Transactions

Basset Holdings Inc.

During the period from September 11, 2006 to December 31, 2006 the Company paid on behalf of Basset the amount of $2,000 for legal expenses and corporate services, which is reflected as "Due from shareholder" in the Company's 2006 consolidated balance sheet. The amount was refunded to the Company on April 3, 2007. The sole shareholder of Basset, which is the holder of 2,000,000 common shares, which converted from subordinated shares, on August 15, 2008, is Antonis Kandylidis, the Company's Chief Executive Officer/Interim Chief Financial Officer.

The mother of the CEO, Mrs. Chryssoula Kandylidis, and his uncle Mr. George Economou, control Cardiff Marine Inc. Also the father of the CEO, Mr. Konstandinos Kandylidis, is one of the Company's directors.

Registration Rights Agreement

We entered into a registration rights agreement with Basset pursuant to which Basset, its affiliates and certain of its transferees, have the right, which commenced in May 2008, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act the 2,000,000 common shares owned by Basset, which converted from subordinated shares on August 15, 2008. Under the registration rights agreement, Basset has the right to request us to register the sale of shares held by it and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Basset has the ability to exercise certain piggyback registration rights in connection with registered offerings requested by other shareholders. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. On September 3, 2008, we filed a resale registration statement on Form F-3 on behalf of Basset Holdings Inc., Steel Wheel Investments Ltd. and Seabert Shipping Co., a company controlled by our former Chief Operating Officer. This resale registration statement has not yet been declared effective.

Cardiff Marine Inc. ("Cardiff")

We use the services of Cardiff, a ship management company with offices in Greece. The technical and commercial management of the Capesize drybulk carrier (the M/V *Juneau*) and the four tanker vessels (the M/T *Pink Sands*, M/T *Olinda*, M/T *Tigani* and M/T *Tamara*) has been contracted to Cardiff. The issued and outstanding capital stock of Cardiff is beneficially owned (a) 30% by Prestige Finance S.A., the beneficial owner of which is Mrs. Chryssoula Kandylidis and (b) 70% by Entrepreneurial Spirit Foundation, a foundation controlled by Mr. George Economou. Mrs. C. Kandylidis is the sister of Mr. G. Economou and the wife of one of the Company's directors, Mr. Konstandinos Kandylidis.

Cardiff is engaged under separate vessel management agreements directly by the Company's respective wholly-owned vessel owning subsidiaries, which were concluded upon delivery of each vessel to the Company. These vessel management agreements were amended on October 21, 2008 and the Company, in addition to the daily management fee per vessel is required to pay a daily superintendent's fee per vessel plus expenses for any services performed relating to evaluation of the vessel's physical condition, supervision of shipboard activities or attendance of repairs and drydockings. At the beginning of each calendar year, these fees will be adjusted upwards according to the Greek consumer price index.

We have also entered into a services agreement with Cardiff, dated May 15, 2008 and amended on October 21, 2008, which replaced the then existing agreement, whereby Cardiff provides supervisory services for the eight vessels whose technical manager is Wallem in exchange for a daily fee per vessel. Cardiff provides other services under this agreement for which we pay additional fees, including (1) a financing fee of 0.2% of the amount of any loan, credit facility, interest rate swap agreement, foreign currency contract and forward exchange contract arranged by Cardiff, (2) a commission of 1% of the purchase price on sales or purchases of vessels in our fleet that are arranged by Cardiff, (3) a commission of 1.25% of charterhire agreements arranged by Cardiff, (4) an information technology fee of $34,800 (€25,000) per quarter and (5) a fee of $695 (€500) per vessel per day in exchange for any vessel inspection services performed in connection with a possible purchase. We also reimburse Cardiff for any out-of-pocket expenses at cost plus 10%.

In January 2009 the above agreements were further amended and Cardiff assumed the commercial management of the eight Panamax drybulk carriers previously under the commercial management of Wallem and to provide for certain security payments to Cardiff (See Note 14(b) to our consolidated financial statements).

The fees charged by Cardiff for 2007 and 2008 are as follows:

Nature of charge	2007	2008	Included in
	(in thousands of U.S. dollars)		
Management fees	351	1,605	Vessel operating expenses – Statement of Income
Commission on charterhire agreements	11	698	Voyage expenses – Statement of Income
Financing fees	0	870	Interest and finance costs – Statement of Income
Commissions for purchase of vessels	816	1,440	Vessels, net – Balance Sheet
IT related fees	—	29	Other fixed assets, net – Balance Sheet
IT related fees	—	27	General and administrative expenses – Statement of income
Financing fees	0	59	Deferred financing fees, net – Balance Sheet

At December 31, 2007 and 2008, $0.74 million and $0.12 million, respectively, are payable to Cardiff, and are reflected in the accompanying consolidated balance sheets as Due to related parties. In addition, $1.7 million and $0.03 million due to Cardiff as at December 31, 2007 and 2008, respectively, relating to the operations of the vessels under Cardiff's management, are included in Accounts Payable in the accompanying consolidated balance sheets.

Transbulk 1904 AB ("Transbulk")

The vessels M/V *Lansing* and M/V *Richmond* are employed on time charters with Transbulk for a period of 22 to 26 months and 24 to 28 months, respectively, at a gross charter rates of $24,000 per day and $29,100 per day, respectively. Transbulk is a company based in Gothenburg, Sweden. Transbulk has been in the drybulk cargo chartering business for a period of approximately 30 years. Mr. George Economou serves on its Board of Directors.

Heidmar Trading LLC

On October 14, 2008, the M/T *Tigani* commenced her time charter employment with Heidmar Trading LLC, which is 49% owned by a company associated with Mr. George Economou, for a period of approximately one year at a gross daily rate of $29,800.

Tri-Ocean Heidmar Tankers LLC

On October 17, 2008, the M/T *Tamara*, concurrently with her delivery commenced her time charter employment with Tri-Ocean Heidmar Tankers LLC, which is 49% owned by a company associated with Mr. George Economou, for a period of 26 to 27 months at a gross daily rate of $27,000.

Blue Fin Tankers Inc. pool ("Blue Fin")

On October 29, 2008 the M/T *Olinda* was employed in the Blue Fin Tankers Inc. pool for a minimum period of 12 months. Blue Fin is a spot market pool managed by Heidmar Inc. which is 49% owned by a company associated with Mr. George Economou. Also, the Company's Chief Executive Officer and Interim Chief Financial Officer is a member of its Board of Directors. The vessel, as a pool participant, is allocated part of the pool's revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula. In this respect the Company was allocated $2.6 million of revenue on a time charter basis for 2008.

Lease agreement

We have leased office space in Athens, Greece, from Mr. George Economou. The lease commenced on April 24, 2007, with a duration of six months and the option for the Company to extend it for another six months. The monthly rental amounts to Euro 680 ($946 at the December 31, 2008 exchange rate). This agreement has been renewed with the same monthly rental and will be terminated upon mutual agreement of the parties. The rent charged for the years ended December 31, 2007 and 2008 amounted to $7,800 and $12,100, respectively and is included in General and Administrative expenses in the accompanying consolidated statements of income.

Acquisition of Vessels

In December 2007 we took delivery of the tanker vessel M/T *Pink Sands* from interests associated with Mr. George Economou for a consideration of $47.25 million. In January and October 2008 the Company took delivery of the tanker vessels M/T *Olinda*, M/T *Tigani* and M/T *Tamara* from interests associated with Mr. George Economou for an aggregate consideration of $144 million, settled partly in cash amounting to $119 million and partly in a sellers' credit of $25 million (see Note 4 to our Consolidated, Financial Statements). We also paid to Cardiff $1.4 million representing a 1% commission on the vessels' purchase price.

C. Interests of experts and counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

OceanFreight is not currently involved in any legal proceedings which may have a significant effect on its business, financial position, and results of operations or liquidity. The Company's former Chairman, President and Chief Executive Officer had previously asserted a claim for breach of his employment agreement and for unidentified post-employment conduct by the Company. On April 7, 2008, the Company and the former Chairman, President and Chief Executive Officer reached a settlement agreement resolving all claims asserted by him.

In connection with this agreement, the Company issued to the former Chairman, President and Chief Executive Officer 21,053 common shares in exchange for 21,053 restricted subordinated shares, plus an additional 52,105 common shares both of which took effect on April 22, 2008. The related expense was approximately $1,100,000 and is included in General and Administrative expenses in the accompanying consolidated unaudited statement of income for the year ended December 31, 2008. The Company also granted to Mr. Cowen certain registration rights for the 52,105 common shares held by him.

From time to time, OceanFreight may be subject to legal proceedings and claims in the ordinary course of business, involving principally commercial charter party disputes. It is expected that these claims would be covered by insurance if they involve liabilities arising from incidents such as a collision, other marine casualty, damage to cargoes, oil pollution, death or personal injuries to crew, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

Our common stock trades on The NASDAQ Global Market under the symbol "OCNF". Since our initial public offering in April 2007, the price history of our common stock was as follows:

2007	High	Low
2nd Quarter ended June 30, 2007	$ 19.67	$ 19.14
3rd Quarter ended September 30, 2007	23.54	22.67
4th Quarter ended December 31, 2007	30.48	14.10
2007 Annual	30.48	14.10
2008		
1st Quarter ended March 31, 2008	$ 24.74	$ 14.71
2nd Quarter ended June 30, 2008	26.96	20.52
3rd Quarter ended September 30, 2008	23.23	11.87
4th Quarter ended December 31, 2008	14.12	1.80
2008 Annual	26.96	1.80

Most Recent Six Months	High	Low
October 2008	$ 14.12	$ 6.03
November 2008	6.96	1.80
December 2008	5.11	2.33
January 2009	5.50	3.00
February 2009	2.93	0.82
March 1 to 19, 2009	1.39	0.82

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and articles of association

Amended and Restated Articles of Incorporation and By-laws. Our purpose as set forth in Section B of our Amended and Restated Articles of Incorporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our Amended and Restated Articles of Incorporation and by-laws do not impose any limitations on the ownership rights of our shareholders.

Under our by-laws, annual shareholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the Board of Directors, or by the Chairman, or by our President. Our Board of Directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Directors. Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

The Board of Directors may change the number of directors only by a vote of at least 66 2/3% of the entire board. Each director shall be elected to serve until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors for attendance at any meeting or for services rendered to us.

Subordinated Shares

Following the dividend payment on August 14, 2008 in the amount of $0.77 per share in respect of the second quarter of 2008, the Company satisfied the provisions under its Amended and Restated Articles of Incorporation for the early conversion of all of its issued and outstanding subordinated shares into common shares on a one-for-one basis. Accordingly, on August 15, 2008 the then issued and outstanding 2,085,150 subordinated shares, including 2,000,000 subordinated shares owned by Basset, a company controlled by Mr. Antonis Kandylidis, our Chief Executive Officer and Interim Chief Financial Officer, were converted into common shares on a one-for-one basis.

Dividends

On December 12, 2008, our Board of Directors determined, after careful consideration of various factors, including the recent sharp decline in charter rates and vessel values in the drybulk sector, to suspend the payment of cash dividends until such time as the Board of Directors shall determine in its discretion, in order to preserve capital. In addition, under the January 9, 2009 amendatory agreement to our Nordea credit facility which matures in October 2015, we are prohibited from paying dividends during the term of such credit facility. In the event that we are permitted to pay cash dividends under our Nordea credit facility in the future, our DVB loan agreement contains additional restrictions. Under our DVB loan, we will be permitted, without our lender's consent, to pay dividends of up to 50% of quarterly net profits if our Company has been profitable for the preceding four quarters and if we comply with all covenants.

Dividend payments that would require use of the remaining 50% of our quarterly net profits would be subject to our lender's consent.

Prior to this suspension of dividend payments, our policy was to declare and pay regular cash dividends on a quarterly basis from our operating surplus, in amounts substantially equal to our available cash from operations in the previous quarter, less any cash reserves for drydockings and working capital, as our Board of Directors might determine. Our target base dividend was $0.77 per common share, although the Board of Directors may change this amount in its sole discretion. In May 2008, we paid a dividend in the amount of $0.77 per share in respect of the first quarter of 2008, in August 2008, we paid a dividend in the amount of $0.77 per share in respect of the second quarter of 2008 and in November 2008, we paid a dividend in the amount of $0.77 per share in respect of the third quarter of 2008.

Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments, if reinstated in the future, will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our credit agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The payment of dividends, even if reinstated in the future, is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. Marshall Islands law generally prohibits the payment of dividends other than from our operating surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof; but in case there is no such surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

Although the subordination period, as defined in our Amended and Restated Articles of Incorporation, terminated and all of our outstanding subordinated shares converted into common shares on a one-for-one basis following our dividend payment in the amount of $0.77 per share in respect of the second quarter of 2008, if we reinstate dividend payments in the future, we intend to pay such dividends out of operating surplus only. Our Board of Directors will treat all dividends as coming from operating surplus until the sum of all dividends paid since the closing of our initial public offering equals the amount of operating surplus as of the most recent date of determination. Our undistributed operating surplus at any point in time will be our operating surplus accumulated since the closing of our initial public offering less all dividends from operating surplus paid since the closing of our initial public offering. We will treat dividends paid from any amount in excess of our operating surplus, if any, as liquidating dividends. The classification of dividends as liquidating dividends for U.S. federal income tax purposes is governed by the Internal Revenue Code of 1986, as amended, and may be different than the classification of dividends under the Company's Amended and Restated Articles of Incorporation.

Operating Surplus

Operating surplus means the greater of zero and the amount equal to:

- $5.0 million (which may be increased to $10.0 million as described below); plus
- all of our cash receipts after the completion of our initial public offering, excluding cash receipts reorganizations or restructurings, (5) the termination of interest rate swap agreements, (6) sales or other dispositions of vessels (except to the extent the proceeds from such dispositions exceed the initial purchase price or contributed value of the vessel subject to the disposition, which excess amount shall be treated as operating surplus) and (7) sales or other dispositions of other assets other than in the normal course of business; plus
- interest paid on debt incurred and cash dividends paid on equity securities issued by us, in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset such as vessels during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus
- interest paid on debt incurred and cash dividends paid on our equity securities issued by us, in each case, to pay the construction period interest on debt incurred, or to pay construction period dividends on our equity issued, to finance the construction projects described in the immediately preceding bullet; less
- all of our cash expenditures after the completion of our initial public offering, including, but not limited to operating expenses, interest payments and taxes, but not (1) the repayment of borrowings, (2) the repurchase of debt and equity securities, (3) interest rate swap termination costs, (4) expenses and taxes related to borrowings, sales of equity and debt securities, capital contributions, corporate reorganizations or restructurings, the termination of interest rate swap agreements, sales or other dispositions of vessels, and sales or dispositions of other assets other than in the normal course of business, (5) capital expenditures and (6) payment of dividends, such expenditures are hereinafter referred to as Operating Expenditures; less
- cash capital expenditures incurred after the completion of our initial public offering to maintain our vessels and other assets including drydocking, replacement of equipment on the vessels, repairs and similar expenditures, but excluding capital expenditures for or related to the acquisition of additional vessels, and including capital expenditures for replacement of a vessel as a result of damage or loss prior to normal retirement, net of any insurance proceeds, warranty payments or similar property not treated as cash receipts for this purpose, such capital expenditures are hereinafter referred to as Maintenance Capital Expenditures; less

- the amount of cash reserves established by our Board of Directors for future (1) Operating Expenditures and (2) Maintenance Capital Expenditures.

The $5.0 million amount in the first bullet point above may be increased by our Board of Directors to $10.0 million only if our board determines such increase is necessary to allow it to pay all or part of the base dividend on our common shares.

As described above, our operating surplus, for determining whether we are paying ordinary dividends or liquidating dividends, does not reflect only cash on hand that is generated from our operations. For example, it includes a provision that will enable us to pay, under circumstances described above, a dividend from our operating surplus of up to $10.0 million of cash we receive from non-operating sources, such as asset sales, issuances of securities and borrowings. In addition, the effect of including, as described above, certain dividends on equity securities or interest payments on debt, related to the construction, replacement or improvement of an asset in operating surplus would be to increase our operating surplus by the amount of any such dividends or interest payments. As a result, we may also pay dividends from our operating surplus up to the amount of any such dividends or interest payments from cash we receive from non-operating sources.

Our Amended and Restated Articles of Incorporation provide that the construction or application of the definition of operating surplus may be adjusted in the case of any particular transaction or matter or type of transaction or matter if our Board of Directors, with the concurrence of our audit committee, is of the opinion that the adjustment is necessary or appropriate to further the overall purpose and intent of the definition of operating surplus.

Liquidating Dividends

We do not expect to pay liquidating dividends.

Adjustment of Base Dividend

The base dividend is subject to downward adjustment in the case of liquidating dividends. The base dividend amount will be reduced in the same proportion that the liquidating dividend had to the fair market value of the common shares prior to the payment of the liquidating dividend. So long as the common shares are publicly traded on a national securities exchange or market, that price will be the average closing sale price on each of the five trading days before the dividend date. If the shares are not publicly traded, the price will be determined by our Board of Directors.

In addition to the adjustment for liquidating dividends, if we combine our shares into fewer shares or subdivide our shares into a greater number of shares, we will proportionately adjust the base dividend level.

Voting Rights

The holders of the common shares are entitled to one vote per share on each matter requiring the approval of the holders of our common shares, whether pursuant to our Articles, our Bylaws, the Marshall Islands Business Corporation Act or otherwise. Our directors shall be elected by a plurality vote of the common shares. A majority of the common shares in the aggregate shall constitute a quorum. Any preferred shares shall have whatever voting rights are provided on their issuance.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to any holders of preferred shares having liquidation preferences, the holders of all classes of our common shares will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities. The powers, preferences and rights of holders of all classes of our common shares are subject to the rights of the holders of any preferred shares that we may issue in the future.

Anti-Takeover Provisions of Our Charter Documents.

Several provisions of our Amended and Restated Articles of Incorporation and by-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our Amended and Restated Articles of Incorporation, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 5,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our Amended and Restated Articles of Incorporation provide for a Board of Directors serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.

Election and Removal of Directors

Our Amended and Restated Articles of Incorporation and by-laws prohibit cumulative voting in the election of directors. Our by-laws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our Amended and Restated Articles of Incorporation and by-laws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the outstanding common shares and subordinated shares entitled to vote for those directors considered for this purpose as one class. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our by-laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our Amended and Restated Articles of Incorporation and our by-laws provide that only our Board of Directors, or our Chairman, or our President may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice.

Business Combinations

Although the BCA does not contain specific provisions regarding "business combinations" between corporations organized under the laws of the Republic of Marshall Islands and "interested shareholders," we have included these provisions in our Amended and Restated Articles of Incorporation. Our Amended and Restated Articles of Incorporation contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

- prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our Board of Directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

- upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;

- at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; and

- the shareholder became an interested shareholder prior to the consummation of our initial public offering.

For purposes of these provisions, a "business combination" includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an "interested shareholder" is any person or entity that beneficially owns 20% or more of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity.

Other Matters

Dissenters' Rights of Appraisal and Payment. Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of the articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders' Derivative Actions. Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

C. Material Contracts

For a description of our credit facilities, see "Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources".

We have no other material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party.

D. Exchange controls

Under the laws of the countries of incorporation of the Company and its subsidiaries, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E. Taxation

Marshall Islands Tax Considerations

OceanFreight is incorporated in the Marshall Islands. Under current Marshall Islands law, OceanFreight will not be subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments.

United States Federal Income Tax Considerations

The following is a discussion of the material United States federal income tax considerations with respect to the Company and to U.S. Holders and Non-U.S. Holders, each as defined below, of its common shares.

This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who hold the common shares as a capital asset. Investors are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their own particular situations under United States federal, state, local or foreign law of the ownership of common shares.

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the United States Internal Revenue Code, or the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

(1) we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States; or

(2) either:

(A) more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as the "50% Ownership Test,"

(B) a class of our stock representing more than 50% of the vote and value of our outstanding stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test."

The Republic of the Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, grants an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

We believe that we satisfied the Publicly-Traded Test for the 2008 Taxable Year since our stock was "primarily and regularly traded" on the NASDAQ Global Market, which is an "established securities market" in the United States and we intend to take this position on our United States federal income tax returns for the 2008 Taxable Year.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our U.S. — source shipping income, to the extent not considered to be "effectively connected" with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from United States sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its United States trade or business.

Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a United States trade or business only if:

- We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

- substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a United States trade or business.

United States Taxation of Gain on Sale of Vessels

If, as we believe, we qualify for exemption from tax under Section 883 in respect of the shipping income derived from the international operation of our vessels, then gain from the sale of any such vessel should likewise be exempt from tax under Section 883. If, however, our shipping income from such vessels does not for whatever reason qualify for exemption under Section 883, then any gain on the sale of a vessel will be subject to U.S. federal income tax if such sale occurs in the United States. To the extent possible, we intend to structure our sales of vessels so that the gain therefrom is not subject to U.S. federal income tax. However, there is no assurance we will be able to do so.

United States Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of common stock that

- is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate of which the income is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust;

- owns OceanFreight common stock as a capital asset; and

- owns less than ten percent (10%) of OceanFreight's common stock for United States federal income tax purposes.

If a partnership holds OceanFreight common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding OceanFreight's common stock, you are encouraged to consult your tax advisor.

Tax Treatment of Common Stock

Distributions

Subject to the discussion of passive federal foreign investment companies below, distributions made by OceanFreight with respect to OceanFreight's common stock to a U.S. Holder will generally constitute dividends to the extent of OceanFreight's current or accumulated earnings and profits, as determined under United States federal income tax principles, and will be included in the U.S. Holder's gross income. Distributions in excess of such earnings and profits first are treated a taxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar – for – dollar basis and thereafter as capital gain. Because OceanFreight is not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends reduction with respect to any distributions it receives from OceanFreight. Dividends paid with respect to OceanFreight's common stock will generally be treated as "passive category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on OceanFreight's common stock to a U.S. Holder who is an individual, trust or estate, a U.S. Non – Corporate Holder, will, under current law, generally be treated as "qualified dividend income" that is taxable to such U.S. Non – Corporate Holder at preferential tax rates (through 2010), provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the NASDAQ National Market on which our common stock is listed); (2) OceanFreight is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which OceanFreight does not believe it has been, is or will be, as discussed in more detail below); (3) the U.S. Non – Corporate Holder has owned the common stock for more than sixty (60) days in the 121 – day period beginning sixty (60) days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Non – Corporate Holder is under no obligation to make related payments with respect to positions in substantially similar or related property. Special rules may apply to any "extraordinary dividend" generally, a dividend in an amount equal to or in excess of ten percent of a stockholder's adjusted basis in a share of common stock paid by OceanFreight. If OceanFreight pays an "extraordinary dividend" on its common stock that is treated as "qualified dividend income", then any loss derived by a U.S. Non – Corporate Holder from the sale or exchange of such common stock will be treated as long – term capital loss to the extent of such dividend.

Legislation has previously been introduced in the U.S. Congress which, if enacted in its present form would preclude OceanFreight's dividends from qualifying for such preferential rates prospectively from the date of enactment.

There is no assurance that any dividends paid on OceanFreight's common stock will be eligible for these preferential rates in the hands of a US Non-Corporate Holder, although OceanFreight believes that they will be so eligible. Any dividends out of earnings and profits OceanFreight pays, which are not eligible for these preferential rates, will be taxed as ordinary income to a US Non-Corporate Holder.

Sale, Exchange or Other Disposition of Common Stock

Assuming OceanFreight does not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss up on a sale, exchange or other disposition of OceanFreight common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long – term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long – term capital gains of U.S. Non – Corporate Holders are eligible for reduced rates of taxation. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

A foreign corporation will be treated as a "passive foreign investment company" for U.S. federal income tax purposes, if 75% or more of its gross income consists of certain types of passive income or 50% or more of its assets produce or are held for the production of passive income.

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

We intend to take the position that we were not a passive foreign investment company during the 2006 taxable year pursuant to a special "start-up" exception contained in the Code. There is little guidance on the application of the "start-up" exception and therefore, there is a risk that the IRS or a court may disagree with our position and treat us as a PFIC for the 2006 taxable year. If we are treated as a passive foreign investment company for the 2006 taxable year any dividends paid on our common shares during 2007 to a U.S. Non-Corporate Holder will be taxable as ordinary income rather than as "qualified dividend income," as discussed above. However, even if we were to be treated as a passive foreign investment company for the 2006 taxable year a U.S. Holder who acquired shares after 2006 will not be subject to the passive foreign investment company rules discussed below.

We do not believe we were a PFIC during the 2007 or 2008 taxable years. In addition, based on our present operations and future projections, we do not expect to become a passive foreign investment company for any taxable year after the 2008 taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income.

Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. Although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot ensure that the nature of our operations will not change in the future.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (i) would generally be required to treat any gain on sales of our shares held by him as ordinary income and pay an interest charge on the value of the deferral of the U.S. federal income tax attributable to such gain and (ii) could also be subject to an interest charge on distributions paid by us. The above results may be eliminated if a "mark-to-market" election or "qualified electing fund" election is available and a U.S. Holder validly makes such an election.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a Non-U.S. Holder.

Dividends on Common Stock

Non- U..S Holders generally will not be subject to United States federal income tax or withholding tax on dividends received with respect to OceanFreight common stock, unless that income is effectively connected with the Non – U.S. Holder's conduct of a trade or business in the United States. If the Non – U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non – U.S. Holder in the United States. See discussion above under "United States Tax Consequences — Taxation of Operating Income: In General".

Sale, Exchange or other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of OceanFreight's common stock or warrants, unless:

- the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

- the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non – U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock or warrants, that is effectively connected with the conduct of that trade or business, will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if the shareholder or warrant holder is a corporate Non – U.S. Holder, the shareholder's earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments or other taxable distributions, made within the United States to the shareholder, will be subject to information reporting requirements if the shareholder is a non-corporate U.S. Holder. Such payments or distributions may also be subject to backup withholding tax if the shareholder is a non-corporate U.S. Holder and:

- fails to provide an accurate taxpayer identification number;
- is notified by the IRS that the shareholder failed to report all interest or dividends required to be shown on the shareholder's federal income tax returns; or
- in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8ECI or W-8IMY, as applicable.

If the shareholder or warrant holder is a Non-U.S. Holder and sells the Non-U.S. Holder's common stock or warrants to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non-U.S. Holder certifies that the Non-U.S. Holder is a non-United States person, under penalties of perjury, or otherwise establishes an exemption. If the Non-U.S. Holder sells common stock or warrants through a non-United States office of a non-United States broker and the sales proceeds are paid to the Non-U.S. Holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. United States information reporting requirements, but not backup withholding, however, will apply to a payment of sales proceeds, even if that payment is made to the Non-U.S. Holder outside the United States, if the Non-U.S. Holder sells common stock or warrants through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the shareholder or warrant holder is a non-United States person and certain other conditions are met, or otherwise establishes an exemption.

The conclusions expressed above are based on current United States tax law. Future legislative, administrative or judicial changes or interpretations, which can apply retroactively, could affect the accuracy of those conclusions.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC's website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I. Subsidiary information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk:

Previously the interest rate we paid under all of our long-term debt was LIBOR plus a margin. Amounts drawn under our long-term arrangements are secured by the assets of the Company. Because the interest on the debt was at a floating rate, changes in interest rates would have no effect on the value of the debt. Under the terms of our loan agreements a change in the LIBOR rate of 100 basis points would have changed interest expense for year 2008 by $0.8 million.

On January 29, 2008, we entered into two interest swap agreements to partially hedge our exposure to variability in LIBOR rates. Under the terms of the agreement we have fixed our interest rate at 6.05% inclusive of margin.

Currency and Exchange Rates:

We generate all of our revenues in U.S. dollars but currently incur approximately 13% of our operating expenses and the majority of our administration expenses in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect our net income. As of December 31, 2008, the effect of a 1% adverse movement in U.S. dollar/Euro exchange rates would not have a material effect on our net income. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives, including interest rate swaps, would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Please see Notes 5 and 14(a) to our consolidated financial statements for a discussion of a breach that occurred under our Nordea credit facility and the waiver of that breach granted by our lender.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

N/A

Item 15. Controls and Procedures

a) Disclosure Controls and Procedures

Management, including our Chief Executive Officer/Interim Chief Financial Officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer/Interim Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

b) Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer/Interim Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2008 is effective.

c) Attestation Report of Independent Registered Public Accounting Firm

The registered public accounting firm that audited the consolidated financial statements, Ernst & Young (Hellas), Certified Auditors Accountants S.A., has issued an attestation report on the Company's internal control over financial reporting, appearing under Item 18, and is incorporated herein by reference.

d) Changes in Internal Control over Financial Reporting

None.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer/Interim Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Stephen Souras, who serves on the Audit Committee, qualifies as an "audit committee financial expert" and that he is "independent" according to Securities and Exchange Commission rules.

Item 16B. Code of Ethics

We have adopted a code of ethics applicable to officers, directors and employees. Our code of ethics complies with applicable guidelines issued by the SEC and is available for review on our website: http:// www.oceanfreightinc.com.

Item 16C. Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2008 and 2007 were Ernst & Young (Hellas) Certified Auditors Accountants S.A. The "Audit Fees" for the years ended December 31, 2008 and 2007 were Euro 669,900 and Euro 210,000, respectively. There were no additional "Audit-Related Fees," "Tax Fees" or "Other Fees" billed in 2008 and 2007. Audit fees in 2008 relate to audit services provided in connection with timely SAS 100 reviews, the audit of our consolidated financial statements, the audit of internal control over financial reporting, as well as audit services performed in connection with the Company's equity offerings. Audit fees in 2007 relate to audit services provided in connection with timely SAS 100 reviews and the audit of our consolidated financial statements.

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the Audit Committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor's independence from the Company. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

All audit services and other services provided by Ernst and Young (Hellas) Certified Auditors Accountants S.A., were pre-approved by the Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant's Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

We have certified to NASDAQ that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of NASDAQ's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with NASDAQ corporate governance practices and the establishment of an audit committee in accordance with NASDAQ Marketplace Rules 4350(d)(3) and 4350(d)(2)(A)(ii). The practices we follow in lieu of NASDAQ's corporate governance rules are as follows:

- Our Board of Directors is comprised of a majority of independent directors which holds at least one annual meeting at which only independent directors are present, consistent with Nasdaq corporate governance requirements; however we are not required under Marshall Islands law to maintain a majority independent Board of Directors and we cannot guarantee that we will always in the future maintain a Board of Directors with a majority of independent members.

- In lieu of obtaining shareholder approval prior to the issuance of designated securities, we will comply with provisions of the Marshall Islands Business Corporations Act, or BCA, providing that the Board of Directors approves share issuances.

- As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us between 150 and 180 days advance notice to properly introduce any business at a meeting of shareholders.

Other than as noted above, we are in full compliance with all other Nasdaq corporate governance standards applicable to U.S. domestic issuers.

PART III

Item 17. Financial Statements

See Item 18

Item 18. Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-35 and is filed as part of this annual report.

OCEANFREIGHT INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of OCEANFREIGHT INC.

We have audited the accompanying consolidated balance sheets of OceanFreight Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2008 and for the period from September 11, 2006 (date of inception) through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OceanFreight Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2008 and for the period from September 11, 2006 (date of inception) through December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), OceanFreight Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
March 19, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of OCEANFREIGHT INC.

We have audited OceanFreight Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). OceanFreight Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15.b in the Company's Annual Report on Form 20-F for the year ended December 31, 2008. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, OceanFreight Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of OceanFreight Inc. as of December 31, 2008 and 2007 and the related consolidated statements of income, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2008 and for the period from September 11, 2006 (date of inception) through December 31, 2006, of OceanFreight Inc. and our report dated March 19, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
March 19, 2009

OCEANFREIGHT INC.
Consolidated Balance Sheets
December 31, 2007 and 2008
(expressed in thousands of U.S. Dollars-except for share and per share data)

	2007	2008
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 19,044	$ 23,069
Receivables	226	2,073
Inventories	678	1,338
Prepayments and other	763	2,197
Total current assets	20,711	28,677
FIXED ASSETS, NET:		
Vessels, net of accumulated depreciation of $13,210 and $56,837, respectively	485,280	587,189
Other, net of accumulated depreciation of $nil and $31, respectively	61	159
Total fixed assets, net	485,341	587,348
OTHER NON-CURRENT ASSETS:		
Deferred financing fees, net of accumulated amortization of $1,159 and $1,634, respectively	1,860	2,081
Restricted cash	—	6,511
Other	13	953
Total assets	$ 507,925	$ 625,570
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 2,427	$ 1,767
Due to related parties	742	111
Accrued liabilities	2,909	9,731
Unearned revenue	1,488	1,822
Derivative liability	—	6,771
Sellers' credit	—	25,000
Current portion of imputed deferred revenue	10,318	10,290
Current portion of long-term debt	16,000	60,889
Total current liabilities	33,884	116,381
NON-CURRENT LIABILITIES:		
Derivative liability, net of current portion	—	9,376
Imputed deferred revenue, net of current portion	16,031	5,741
Long-term debt, net of current portion	244,600	247,111
Total non-current liabilities	260,631	262,228
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred shares, par value $0.01; 5,000,000 shares authorized, none is sued	—	—
Common Shares, par value $0.01; 95,000,000 shares authorized, 12,394,079 and 18,544,493 shares issued and outstanding at December 31, 2007 and 2008, respectively	124	185
Subordinated Shares, par value $0.01; 10,000,000 shares authorized, 2,063,158 and nil shares issued and outstanding at December 31, 2007 and 2008, respectively	21	—
Additional paid-in capital	218,263	271,824
Accumulated deficit	(4,998)	(25,048)
Total stockholders' equity	213,410	246,961
Total liabilities and stockholders' equity	$ 507,925	$ 625,570

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC.
Consolidated Statements of Income
For the period from September 11, 2006 (date of inception) to December 31, 2006 and the years ended December 31, 2007 and 2008
(expressed in thousands of U.S. Dollars-except for share and per share data)

	2006	2007	2008
REVENUES:			
Voyage revenue	$ —	$ 36,135	$ 147,116
Imputed deferred revenue	—	4,998	10,318
	—	41,133	157,434
EXPENSES:			
Voyage expenses	—	(1,958)	(14,275)
Vessels' operating expenses	—	(9,208)	(28,980)
General and administrative expenses	(111)	(3,460)	(9,127)
Survey and drydocking costs	—	(1,685)	(736)
Depreciation	—	(13,210)	(43,658)
Operating income/(loss)	(111)	11,612	60,658
OTHER INCOME (EXPENSES):			
Interest income	6	2,214	776
Interest and finance costs	—	(5,671)	(17,565)
Loss on derivative instruments	—	—	(16,147)
Total other income (expenses)	6	(3,457)	(32,936)
Net Income/(loss)	$ (105)	$ 8,155	$ 27,722
Earnings per common share, basic and diluted	$ —	$ 0.84	$ 1.94
Earnings (losses) per subordinated share, basic and diluted	$ (0.05)	$ 0.57	$ —
Weighted average number of common shares, basic and diluted	—	8,353,270	14,321,471
Weighted average number of subordinated shares, basic and diluted	2,000,000	2,042,566	—

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC.

Consolidated Statements of Stockholders' Equity

For the period from September 11, 2006 (date of inception) to December 31, 2006 and the years ended December 31, 2007 and 2008

(Expressed in thousands of U.S. Dollars-except for share and per share data)

	Comprehensive Income	Common Shares # of shares	Common Shares Par value	Subordinated Shares # of shares	Subordinated Shares Par value	Additional paid-in capital	Accumulated deficit	Total
BALANCE, September 11, 2006 (date of inception)	—	—	—	—	—	—	—	—
- Issuance of common stock and capital contribution	—	—	—	2,000,000	20	480	—	500
- Capital contribution of executive management services and rent	—	—	—	—	—	96	—	96
- Net loss	$ (105)	—	—	—	—	—	(105)	(105)
- Comprehensive loss	$ (105)							
BALANCE, December 31, 2006		—	—	2,000,000	20	576	(105)	491
- Net income	8,155	—	—	—	—	—	8,155	8,155
- Proceeds from Initial Public Offering, net of related expenses	—	12,362,500	124	—	—	216,670	—	216,794
- Stock based compensation expenses	—	31,579	—	63,158	1	849	—	850
- Capital contribution of executive management services and rent	—	—	—	—	—	168	—	168
- Cash dividends	—	—	—	—	—	—	(13,048)	(13,048)
- Comprehensive income	$ 8,155							
BALANCE, December 31, 2007		12,394,079	124	2,063,158	21	218,263	(4,998)	213,410
- Net income	$ 27,722	—	—	—	—	—	27,722	27,722
- Proceeds from Controlled Equity Offering, net of related expenses	—	4,000,000	40	—	—	50,860	—	50,900
- Stock based compensation expense	—	52,105	—	85,150	1	2,700	—	2,701
- Cancellation of common and subordinated stock	—	(7,894)	—	(42,105)	(1)	1	—	—
- Conversion of subordinated stock to common stock	—	2,106,203	21	(2,106,203)	(21)	—	—	—
- Cash dividends	—	—	—	—	—	—	(47,772)	(47,772)
- Comprehensive income	$ 27,722							
BALANCE, December 31, 2008		18,544,493	185	—	—	271,824	(25,048)	246,961

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC
Consolidated Statements of Cash Flows
For the period from September 11, 2006 (date of inception) to December 31, 2006 and the years ended December 2007 and 2008
(Expressed in thousands of U.S. Dollars)

	2006	2007	2008
Cash Flows from Operating Activities:			
Net income/(loss):	$ (105)	8,155	27,722
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	—	13,210	43,658
Amortization of financing costs	—	1,159	475
Amortization of imputed deferred revenue	—	(4,998)	(10,318)
Amortization of stock based compensation	—	850	2,701
Loss on derivative instruments			16,147
Executive management compensation and rent	96	168	—
Changes in operating assets and liabilities:			
Receivables	—	(226)	(1,847)
Inventories	—	(678)	(660)
Prepayments and other	(2)	(761)	(1,434)
Accounts payable	1	2,427	(660)
Due to related parties	—	742	(631)
Accrued liabilities	11	2,898	6,822
Unearned revenue	—	1,488	334
Net Cash provided by Operating Activities	1	24,434	82,309
Cash Flows from Investing Activities:			
Additions to vessel cost (excluding sellers' credit)	—	(467,143)	(120,537)
Refund from/(payment to) shareholder	(2)	2	—
Other	—	(75)	(128)
Net Cash used in Investing Activities	(2)	(467,216)	(120,665)
Cash Flows from Financing Activities:			
Issuance of capital stock and capital contribution	500	—	—
Proceeds from Initial Public Offering, net of related expenses	—	216,794	—
Proceeds from Controlled Equity offering, net of related expenses	—	—	50,900
Proceeds from long-term debt	—	378,600	63,400
Repayment of long-term debt	—	(118,000)	(16,000)
Cash dividends	—	(13,048)	(47,772)
Increase in restricted cash	—	—	(6,511)
Increase in other assets	—	—	(940)
Payment of financing costs	—	(3,019)	(696)
Net Cash provided by Financing Activities	500	461,327	42,381
Net increase in cash and cash equivalents	499	18,545	4,025
Cash and cash equivalents at beginning of period/year	—	499	19,044
Cash and cash equivalents at end of period/year	$ 499	19,044	23,069
SUPPLEMENTAL CASH INFORMATION			
Cash paid during the year for interest, net of amounts capitalized	—	3,481	12,340
Non-cash operating activities: Executive management services and rent	96	168	—
Non-cash financing activities:			
Fair value of charterers assumed in connection with vessel acquisitions	—	(31,347)	—
Sellers' credit	—	—	25,000

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC
Notes to Consolidated Financial Statements
December 31, 2008
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of OceanFreight Inc. ("OceanFreight") and its wholly owned subsidiaries (collectively, the "Company"). OceanFreight was incorporated on September 11, 2006 under the laws of the Marshall Islands. In late April 2007, OceanFreight completed its Initial Public Offering in the United States under the United States Securities Act of 1993, as amended, the net proceeds of which amounted to $216,794. The Company's common shares are listed on the NASDAQ Global Market. The Company started generating revenue from its planned principal operations of seaborne transportation of commodities in early June 2007 when it took delivery of four drybulk carriers. Accordingly, during the period from its inception to the date it commenced operations, the Company was a development stage enterprise in accordance with Statement of Financial Accounting Standards ("SFAS") No. 7 "Accounting and Reporting By Development Stage Companies".

The Company is engaged in the marine transportation of drybulk and crude oil cargoes through the ownership and operation of drybulk and tanker vessels.

The Company has contracted the day-to-day technical management of its fleet to two managers who have been engaged under separate management agreements. The eight Panamax drybulk carriers are managed by Wallem Ship Management Ltd. ("Wallem"), a technical and commercial management company and the Capesize drybulk, the three Aframax and the Suezmax tanker vessels are managed by Cardiff Marine Inc. ("Cardiff") (Note 3).

The Company is the ultimate owner of all outstanding shares of the following shipowning subsidiaries, each of which is domiciled in Marshall Islands:

Company name	Vessel name	Deadweight Tonnage (in metric tons)	Year Built	Acquisition date
Oceanship Owners Limited	*M/V Trenton*	75,229	1995	June 4, 2007
Oceanwealth Owners Limited	*M/V Pierre*	70,316	1996	June 6, 2007
Oceanventure Owners Limited	*M/V Austin*	75,229	1995	June 6, 2007
Oceanresources Owners Limited	*M/V Juneau*	149,495	1990	June 29, 2007
Oceanstrength Owners Limited	*M/V Lansing*	73,040	1996	July 4, 2007
Oceanenergy Owners Limited	*M/V Helena*	73,744	1999	July 30, 2007
Oceantrade Owners Limited	*M/V Topeka*	74,710	2000	August 2, 2007
Oceanprime Owners Limited	*M/V Richmond*	75,265	1995	December 7, 2007
Oceanclarity Owners Limited	*M/T Pink Sands*	93,723	1993	December 7, 2007
Kifissia Star Owners Inc.	*M/V Augusta*	69,053	1996	December 17, 2007
Oceanfighter Owners Inc.	*M/T Olinda*	149,085	1996	January 17, 2008
Ocean Faith Owners Inc.	*M/T Tigani*	95,951	1991	October 14, 2008
Ocean Blue Spirit Owners Inc.	*M/T Tamara*	95,793	1990	October 17, 2008

Voyage revenues for 2007 and 2008 included revenues derived from the following significant charterers (in percentages of total voyage revenues):

Charterer	2007	2008	Reportable segment (Note 13)
A	12%	19%	Drybulk
B	30%	13%	Drybulk
C	14%	13%	Drybulk
D	16%	12%	Drybulk
E	13%	—	Drybulk
F	12%	—	Drybulk

2. Significant Accounting Policies:

(a) **Principles of Consolidation:** The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of OceanFreight Inc. and its wholly owned subsidiaries referred to in Note 1 above. All significant inter-company balances and transactions have been eliminated in the consolidation.

(b) **Use of Estimates:** The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) **Foreign Currency Translation:** The functional currency of the Company is the U.S. Dollar because the Company operates in international shipping markets, and therefore will primarily transact business in U.S. Dollars. The Company's accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the periods presented are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the period-end exchange rates. Resulting translation gains or losses are included in General and administrative expenses in the accompanying consolidated statements of income.

(d) **Concentration of Credit Risk:** Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with qualified financial institutions with high creditworthiness. The Company performs periodic evaluations of the relative creditworthiness of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collaterals for its accounts receivable.

(e) **Cash and Cash Equivalents:** The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f) **Receivables:** The amount shown as receivables, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

(g) **Inventories:** Inventories consist of consumable bunkers and lubricants which are stated at the lower of cost or market value. Cost is determined by the first in-first out method.

(h) **Insurance Claims:** The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies, and the Company makes an estimate of the amount to be reimbursed following the insurance claim. As of December 31, 2008, the Company does not have any insurance claims.

(i) **Vessels, Net:** Vessels are stated at cost, which consists of the contract price and any material expenses incurred in connection with the acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage as well as professional fees directly associated with the vessel acquisition). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are charged to expense as incurred.

The cost of each of the Company's vessels is depreciated from the date of its acquisition on a straight-line basis during the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate of $200 per lwt). Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(j) **Impairment of Long-Lived Assets:** The Company uses SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

The Company evaluates the carrying amounts of its vessels and the periods over which they are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. Since mid 2008, the charter rates in the shipping industry have declined significantly, especially in the drybulk sector, and vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates; conditions that the Company considers indicators of a potential impairment.

The Company's initial assessment for impairment losses commenced with the acquisition of vessels in June 2007. During 2007 and through much of the third quarter of 2008, both charter rates and vessel values were rising due to high demand, particularly for drybulk vessels, much of which was driven by the expanding world economy lead by China, and for tanker vessels, given the world wide demand for oil due to expanding economic conditions. Consequently, there were no impairment loss indicators identified through the third quarter of 2008. However, in the fourth quarter of 2008, the shipping industry experienced significant declines in charter rates and vessel values. The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. The recent decline in charter rates, especially in the drybulk sector, and related declines in vessel values, coupled with a reduction in the availability of global credit, has resulted in conditions that the Company considers indicators of a potential impairment.

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. In developing estimates of future cash flows, the Company must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent 10 year historical average of the six month, one year and three years time charter rates for drybulk vessels and the 10 year historical average spot charter rate for the tanker vessels) over the remaining estimated life of each vessel assuming an annual growth rate of 3.6%, net of brokerage commissions. Expected outflows for scheduled vessels' maintenance and vessel operating expenses are based on historical data, and adjusted annually assuming an average annual inflation rate of 2.7%. Effective fleet utilization is assumed to be 97% and 95% for drybulk carriers and tanker vessels, respectively, in the Company's exercise, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys), as well as an estimate of 1% off hire days each year for drybulk carriers and 3% for tanker vessels. The Company has assumed no change in the remaining estimated useful lives of the current fleet, and scrap values based on $200 per lwt at disposal.

No impairment loss was identified or recorded for 2008 or 2007 and the Company has not identified any other facts or circumstances that would require the write down of vessel values. However, the current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels which could require the Company to record a material impairment charge in future periods.

(k) **Accounting for Survey and Drydocking Costs:** Special survey and drydocking costs are expensed in the period they are incurred.

(l) **Financing Costs:** Costs associated with new loans or refinancing of existing ones including fees paid to lenders or required to be paid to third parties on the lender's behalf for obtaining new loans or refinancing existing ones are recorded as deferred charges. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made.

(m) **Imputed Prepaid/Deferred Revenue:** The Company records any identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of assumed time charters as a condition of the original purchase of a vessel at the date when such vessel is initially deployed on its charter. The value of the asset or liability is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of contractual cash flows of the time charter assumed, to the extent the vessel capitalized cost does not exceed its fair value without a time charter contract.

When the present value of contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as imputed prepaid revenue. When the opposite situation occurs, the difference is recorded as imputed deferred revenue. Such assets and liabilities are amortized as a reduction of, or an increase in, revenue, respectively, during the period of the time charter assumed.

(n) **Accounting for Revenue and Related Expenses:** The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each voyage or time charter. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter's duration period. Unearned revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date.

Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are either paid for by the Company or are deducted from the hire or freight revenue, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned.

For the Company's vessels operating in pools, revenues and voyage expenses are pooled and allocated to each pool's participant on a time charter basis in accordance with an agreed-upon formula.

(o) **Earnings/(loss) per Common Share:** Basic earnings (loss) per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. As the Company was incorporated on September 11, 2006 but did not commence operations nor issue any shares of its capital stock until September 26, 2006, the common shares issued to the Company's sole shareholder (as discussed in Note 6(a)) are considered as outstanding for the entire period from September 11, 2006 (date of inception) to December 31, 2006 for purposes of both basic and diluted loss per share calculations. As further discussed in Note 6, on April 4, 2007 the Company amended its articles of incorporation and on April 30, 2007 successfully completed its Initial Public Offering and issued common and subordinated shares with different participation rights in dividends. The subordinated shares were converted into commons shares in August 2008. Accordingly, the Company until the second quarter of 2008 followed the two-class presentation for purposes of both basic and diluted earnings per share calculation.

(p) **Segment Reporting:** SFAS No. 131 "Disclosure about Segments of an Enterprise and Related Information" requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company reports financial information and evaluates its operations and operating results by type of vessel and not by the length or type of ship employment for its customers. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for different types of charters or for charters with different duration, management cannot and does not identify expenses, profitability or other financial information for these charters. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. Accordingly, the reportable segments of the company are the tankers segment and the drybulk carriers segment.

(q) **Stock Based Compensation:** In addition to cash compensation, the Company provides for the grant of restricted and subordinated shares to key employees. In accordance with SFAS 123(R) "Share Based Payment" the Company measures the cost of employee services received in exchange for these awards based on the fair value of the Company's shares at the grant date (measurement date). The cost is recognized over the requisite service period, or vesting period. If these equity awards are modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

(r) **New Accounting Pronouncements:** In September, 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), "Fair Value Measurements," which defines, and provides guidance as to the measurement of, fair value. This statement creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS No. 157 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles. The statement was effective for the Company as of January 1, 2008, excluding certain non-financial assets and non-financial liabilities, for which the statement is effective for fiscal years beginning after November 15, 2008 and its adoption did not have a significant impact on the Company's financial position or results of operations (See Note 8 — Financial Instruments).

In February, 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 159 (SFAS 159), "The Fair Value Option for Financial Assets and Financial Liabilities," which permits companies to report certain financial assets and financial liabilities at fair value. SFAS 159 was effective for the Company as of January 1, 2008 at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value. The Company has evaluated the guidance contained in SFAS 159, and has elected not to report any existing financial assets or liabilities at fair value that are not already reported; therefore, the adoption of the statement had no impact on its financial position and results of operations. The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this new pronouncement.

In December, 2007, the FASB issued SFAS No. 141(R), Business Combinations ("SFAS 141(R)"). The Statement is a revision of SFAS No. 141, Business Combinations, issued in June 2001, designed to improve the relevance, representational fairness and comparability and information that a reporting entity provides about a business combination and its effects. The Statement establishes principles and requirements for how the acquirer recognizes assets, liabilities and non-controlling interests, how to recognize and measure goodwill and the disclosures to be made. The statement applies to all transactions in which an entity obtains control of a business and is effective for the Company for acquisitions on or after January 1, 2009. We will adopt SFAS 141(R) for any business combinations occurring at or subsequent to January 1, 2009. Due to the prospective application requirement, we are unable to determine the effect, if any, that the adoption of SFAS 141(R) will have on our consolidated statement of financial position, results of operations or cash flows.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160 (SFAS 160) "Non-controlling Interests in Consolidated Financial Statements", an amendment of ARB No. 51. SFAS 160 amends ARB No. 151 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Standard applies to all entities that prepare consolidated financial statements, except not-for-profit organizations. The objective of the Standard is to improve the relevance, compatibility and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 is effective as of the beginning of an entity's fiscal year that begins on or after December 15, 2008. Earlier adoption is prohibited. This statement will be effective for the Company for the fiscal year beginning January 1, 2009. The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161 (SFAS 161) "Disclosures about Derivative Instruments and Hedging Activities", an amendment of FASB Statement No. 133. SFAS 161 amends FASB no. 133 to provide adequate information about how derivative and hedging activities affect an entity's financial position, financial performance, and cash flows. Accordingly, this Statement requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the impact of the adoption of this standard, if any.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS 162"), which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with accounting principles generally accepted in the U.S. SFAS 162 will be effective 60 days following the SEC's approval of certain amendments to auditing standards proposed by the Public Company Accounting Oversight Board. We do not expect the adoption of SFAS 162 to have an effect on our consolidated statement of financial position, results of operations or cash flows.

3. Transactions with Related Parties:

(a) Cardiff Marine Inc. ("Cardiff"): The Company uses the services of Cardiff, a ship management company with offices in Greece. The technical and commercial management of the Company's Capesize drybulk carrier (the M/V *Juneau*) and the four tanker vessels (the M/T *Pink Sands*, M/T *Olinda*, M/T *Tigani* and M/T *Tamara*) has been contracted to Cardiff. The issued and outstanding capital stock of Cardiff is beneficially owned (a) 30% by Prestige Finance S.A., the beneficial owner of which is Mrs. Chryssoula Kandylidis and (b) 70% by Entrepreneurial Spirit Foundation, a foundation controlled by Mr. George Economou. Mrs. C. Kandylidis is the sister of Mr. G. Economou and the wife of one of the Company's directors, Mr. Konstandinos Kandylidis.

Cardiff is engaged under separate vessel management agreements directly by the Company's respective wholly-owned vessel owning subsidiaries, which were concluded upon delivery of each vessel to the Company. These vessel management agreements were amended on October 21, 2008 and the Company, in addition to the daily management fee per vessel is required to pay a daily superintendent's fee per vessel plus expenses for any services performed relating to evaluation of the vessel's physical condition, supervision of shipboard activities or attendance of repairs and drydockings. At the beginning of each calendar year, these fees will be adjusted upwards according to the Greek consumer price index.

The Company has also entered into a services agreement with Cardiff, dated May 15, 2008 and amended on October 21, 2008, which replaced the then existing agreement, whereby Cardiff provides supervisory services for the eight vessels whose technical manager is Wallem in exchange for a daily fee of $0.14 (€100) per vessel. Cardiff provides other services under this agreement for which the Company pays additional fees, including (1) a financing fee of 0.2% of the amount of any loan, credit facility, interest rate swap agreement, foreign currency contract and forward exchange contract arranged by Cardiff, (2) a commission of 1% of the purchase price on sales or purchases of vessels in our fleet that are arranged by Cardiff, (3) a commission of 1.25% of charterhire agreements arranged by Cardiff, (4) an information technology fee of $34.8 (€25,000) per quarter and (5) a fee of $0.695 (€500) per vessel per day in exchange for any vessel inspection services performed in connection with a possible purchase. The Company also reimburses Cardiff for any out-of-pocket expenses at cost plus 10%.

In January 2009 the above agreements were further amended and Cardiff assumed the commercial management of the eight Panamax drybulk carriers previously under the commercial management of Wallem and to make certain security payments to Cardiff (Note 14(b)).

The fees charged by Cardiff for 2007 and 2008 are as follows:

Nature of charge	2007	2008	Included in
Management fees	$ 351	$ 1,605	Vessel operating expenses - Statement of Income
Commission on charterhire agreements	11	698	Voyage expenses - Statement of Income
Financing fees	—	870	Interest and finance costs - Statement of Income
Commissions for purchase of vessels	816	1,440	Vessels, net - Balance Sheet
IT related fees	—	29	Other fixed assets, net - Balance Sheet
IT related fees	—	27	General and administrative expenses - Statement of income
Financing fees	—	59	Deferred financing fees, net - Balance Sheet

At December 31, 2007 and 2008, $742 and $111, respectively, are payable to Cardiff, and are reflected in the accompanying consolidated balance sheets as Due to related parties. In addition, $1,724 and $18 due to Cardiff as at December 31, 2007 and 2008, respectively, relating to the operations of the vessels under Cardiff's management, are included in Accounts Payable in the accompanying consolidated balance sheets.

(b) **Transbulk 1904 AB ("Transbulk"):** Vessels M/V *Lansing* and M/V *Richmond* are employed in time charters with Transbulk for a period of 22 to 26 months and 24 to 28 months, respectively, at gross charter rates of $24 per day and $29.1 per day, respectively. Transbulk is a company based in Gothenburg, Sweden. Transbulk has been in the drybulk cargo chartering business for a period of approximately 30 years. Mr. George Economou serves on its Board of Directors.

(c) **Heidmar Trading LLC:** On October 14, 2008, the M/T *Tigani* commenced her time charter employment with Heidmar Trading LLC, which is 49% owned by a company associated with Mr. George Economou, for a period of approximately one year at a gross daily rate of $29.8.

(d) **Tri-Ocean Heidmar Tankers LLC:** On October 17, 2008, the M/T *Tamara*, concurrently with her delivery commenced her time charter employment with Tri-Ocean Heidmar Tankers LLC, which is 49% owned by a company associated with Mr. George Economou, for a period of approximately 26 to 27 months at a gross daily rate of $27.

(e) **Blue Fin Tankers Inc. pool ("Blue Fin"):** On October 29, 2008 the M/T *Olinda* was employed in Blue Fin Tankers Inc. Pool for a minimum period of twelve months. Blue Fin is a spot market pool managed by Heidmar Inc. which is 49% owned by a company associated with Mr. George Economou. Also, the Company's Chief Executive Officer and Interim Chief Financial Officer is a member of its Board of Directors. The vessel, as a pool participant, is allocated part of the pool's revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula. In this respect the Company, for 2008, was allocated $2,627 of revenue on a time charter basis..

(f) **Lease agreement:** The Company has leased office space in Athens, Greece, from Mr. George Economou. The lease commenced on April 24, 2007, with a duration of six months and the option for the Company to extend it for another six months. The monthly rental amounts to Euro 0.680 ($0.946 at the December 31, 2008 exchange rate). This agreement has been renewed with the same monthly rental and will be terminated upon mutual agreement of the parties. The rent charged for the years ended December 31, 2007 and 2008 amounted to $7.8 and $12.1, respectively and is included in General and Administrative expenses in the accompanying consolidated statements of income.

(g) **Acquisition of Vessels:** In December 2007 the Company took delivery of the tanker vessel M/T *Pink Sands* from interests associated with Mr. George Economou for a consideration of $47,250. In January and October 2008 the Company took delivery of the tanker vessels M/T *Olinda*, M/T *Tigani* and M/T *Tamara* from interests associated with Mr. George Economou for an aggregate consideration of $144,000. The purchase price was financed by a sellers' unsecured credit of $25,000 ($12,000 for the M/T *Tamara* and $13,000 for the M/T *Tigani*) and the Company's own funds. The sellers' credit is payable 18 months after the physical delivery of the vessel and bears interest at 9.0% per annum for the amount relating to the M/T *Tamara* and 9.5 % per annum for the amount relating to the M/T *Tigani*. The total interest accrued in this respect amounted to $500 at December 31, 2008. The Company also paid to Cardiff $1,440 representing a 1% commission on the vessel's purchase price.

4. Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2006	$ 0	$ 0	$ 0
Additions	498,490	(13,210)	485,280
Balance December 31, 2007	**$ 498,490**	**$ (13,210)**	**$ 485,280**
Additions	145,537	(43,628)	101,909
Balance December 31, 2008	**$ 644,027**	**$ (56,838)**	**$ 587,189**

During the year ended December 31, 2007, the Company acquired and took delivery of eight Panamax drybulk carriers: the M/V *Austin*, M/V *Pierre*, M/V *Trenton*, M/V *Helena*, M/V *Lansing*, M/V *Topeka*, M/V *Richmond* and M/V *Augusta*, a Capesize drybulk carrier the M/V *Juneau*, and an Aframax tanker the M/T *Pink Sands*, for a total consideration of $467,143. The acquisition of the vessels was financed from the proceeds of the bank loans discussed in Note 5 and the net proceeds from the Company's initial public offering discussed in Note 1. The Memoranda of Agreement associated with the acquisition of four of the above vessels, M/V *Austin*, M/V *Pierre*, M/V *Trenton* and M/V *Topeka* stipulated that the vessels were delivered to the Company with their current charter parties, expiring in 2010. The assumed charters were below market charter rates at the time of the delivery and, accordingly, a portion of the consideration paid for the vessels was allocated to the assumed charters to the extent the vessel capitalized cost would not exceed its fair value without a time charter contract.

The Company recorded imputed deferred revenue totaling $31,347, with a corresponding increase in the vessels' purchase price, which is being amortized to revenue on a straight-line basis during the remaining duration of the corresponding charter. The amortization of imputed deferred revenue for the year ended December 31, 2007 and 2008, amounted to $4,998 and $10,318, respectively and is separately reflected in the accompanying 2007 and 2008 consolidated statements of income.

In January 2008, the Company acquired and took delivery of a Suezmax tanker vessel, the M/T *Olinda*, for a total consideration of $65,665 including $650 of commission on the vessel's purchase price paid to Cardiff and pre-delivery expenses of $15.

In October 2008 the Company took delivery of two Aframax tanker vessels, the M/T *Tamara* and M/T *Tigani*. The related memoranda of agreements were concluded in August and September 2008 with interests associated with Mr. George Economou for an aggregate purchase price of $79,000. The purchase price was financed by a sellers' unsecured credit of $25,000 ($12,000 for the M/T *Tamara* and $13,000 for the M/T *Tigani*) and the Company's own funds. The sellers' credit is payable 18 months after the physical delivery of the vessel and bears interest at 9.0% per annum for the amount relating to the M/T *Tamara* 9.5 % per annum for the amount relating to the M/T *Tigani*. At the sellers' option, the repayment of the sellers' credit will be made in cash at the date it becomes due, or in the Company's common stock at any date including the date it becomes due as defined in the memorandum of agreement (Note 14 (c)). Furthermore, the Company paid the sellers an arrangement fee of $220 pertaining to the granting of the sellers' credit and $790 to Cardiff, representing 1% commission on the vessels' purchase price.

Pursuant to the memoranda of agreement discussed above, the sellers have the option, through the date the sellers' credit is due, to elect repayment of the sellers' credit in cash or in the form of common shares of the Company. The number of shares that would be issued is calculated based on the average closing price of the Company's common shares on the Nasdaq Global Market for the five days before the election to receive payment in the form of common shares. Following the election to receive payment in shares, the Company is required to issue such shares within five banking days. In the case of a change-of-control of the Company, as defined in the memoranda of agreement, the sellers' credit becomes immediately due and payable within three banking days from the date of the change of control.

As provided in the Memorandum of Agreements of M/T *Tigani* and M/T *Tamara* following the resignation of one of the Company's directors on November 25, 2008, the sellers of the vessels had the right to demand the immediate payment of the Sellers' Credit of $25,000. The sellers of the above vessels on December 9, 2008, waived their contractual right to demand prompt prepayment of the Sellers' Credit. However, they reserved their rights to demand full repayment of the Sellers' Credit as soon as the amendment of the Nordea Facility became effective. On this basis the Sellers' Credit has been classified under current liabilities in the accompanying December 31, 2008, consolidated financial statements (Notes 14(a), 14(d) and 14(e)).

The Company's vessels have been pledged as collateral to secure the bank loans discussed in Note 5.

As of December 31, 2008, except for one vessel that is employed in a tanker pool, all vessels were operating under time charters, the last of which expires in January 2013. Contracts with expected duration in excess of one year as of December 31, 2008, were as follows:

Vessel name	Daily time charter gross rate (in U.S. Dollars)	Charterer redelivery option Periods
M/V *Trenton*	$ 26,000	April 2010 - August 2010
M/V *Austin*	$ 26,000	April 2010 - August 2010
M/V *Pierre*	$ 23,000	June 2010 - October 2010
M/V *Topeka*	$ 23,100	October 2010 - May 2011
M/V *Richmond*	$ 29,100	December 2009 - April 2010
M/V *Helena*	$ 32,000	May 2012 - January 2013

M/V *Augusta*	$ 16,000	November 2011 - March 2012
M/T *Pink Sands*	$ 27,450	October 2010 - January 2011
M/T *Tamara*	$ 27,000	November 2010 - March 2011

5. Long-term Debt:

Credit Facility with Nordea Bank Norge ASA

On September 18, 2007, the Company entered into an agreement with Nordea Bank Norge ASA ("Nordea"), for a $325,000 Senior Secured Credit Facility (the "Facility" or the "Nordea Facility") for the purpose of refinancing the then outstanding balance of $118,000 of a facility with Fortis Bank concluded in June 2007, to partially finance the acquisition cost of vessels M/V *Trenton*, M/V *Pierre*, M/V *Austin*, M/V *Juneau*, M/V *Lansing*, M/V *Helena*, M/V *Topeka*, M/V *Richmond* and M/T *Pink Sands* and financing the acquisition of additional vessels. The Company and Nordea completed the syndication of the Facility on February 12, 2008 which resulted in certain amendments to repayment terms and financial covenants, increased interest margins and commitment fees on the undrawn portion of the Facility.

The amended syndicated Facility is comprised of the following two Tranches and bears interest at LIBOR plus a margin:

Tranche A is a reducing revolving credit facility in a maximum amount of $200,000. As of December 31, 2008, the Company had utilized $199,000 to repay the outstanding balance of the credit facility with Fortis of $118,000, to partially finance the acquisition of M/V *Richmond* and M/T *Pink Sands* by $47,000 and $30,000, respectively and $4,000 for working capital purposes. The balance of $183,000 of Tranche A as of December 31, 2008, will be reduced or repaid in 13 consecutive semi-annual installments of $11,000 each and the final installment in an amount of $40,000.

Tranche B is a Term Loan Facility in a maximum amount of $125,000. As of December 31, 2008, the Company had fully utilized the loan to partially finance the acquisition of the M/V *Augusta* and the M/T *Olinda*, respectively. Tranche B is repayable in 14 equal consecutive semi annual installments of $6,944 each plus a 15th installment of $27,778.

The Facility is secured with first priority mortgages over the vessels, first priority assignment of vessels' insurances and earnings, specific assignment of the time charters, first priority pledges over the operating and retention accounts, corporate guarantee and pledge of shares. The Company is required to pay a commitment fee of 0.45% per annum payable quarterly in arrears on the un-drawn portion of the Facility.

The Facility includes among other covenants, financial covenants requiring: (i) the ratio of funded debt to the sum of funded debt plus shareholders' equity not to be greater than 0.70 to 1.00; (ii) effective July 1, 2008, the liquidity must not be less than $500 multiplied by the number of vessels owned; (iii) effective December 31, 2007, the ratio of EBITDA to net interest expense at each quarter end must not be less than 2.50 to 1; (iv) the aggregate fair market value of the vessels must not be less than 140% of the aggregate outstanding balance under the loan plus any unutilized commitment under Tranche A; (v) from the closing date and until all commitments are terminated and all amounts payable there under paid in full, the weighted average age of the vessels(weighted by the fair market value of the vessels) shall not exceed 18 years. If any vessel reaches the age of 21 years or more during this period, such vessel shall be assigned no value in the calculation of the aggregate fair market value of the vessels. The Comp any will be permitted to pay dividends under the loan so long as an event of default has not occurred and will not occur upon the payment of such dividends.

The current recession in the shipping market has led to a significant decline in the fair market values of the Company's vessels and particularly the drybulk carriers. As a result, the Company was in breach of the 140% collateral maintenance coverage ratio covenant discussed above and, accordingly, the Company initiated discussions with Nordea for the amendment of the Facility which were concluded in early January 2009 (Note 14(a)).

Loan agreement with DVB Bank SE

On December 23, 2008, the Company entered into a loan agreement with DVB Bank SE ("DVB") for a new secured term loan facility ("loan" or "DVB loan") for an amount of $29.56 million, which was fully drawn in January 2009 (Note 14(c)). The Company will use the proceeds of the loan to make the prepayment in the amount of $25.0 million under its amendatory agreement to its Nordea credit facility (Note 14(a)). The loan is repayable over four years from drawdown in 16 quarterly variable installments with the first four installments being $2.75 million each, followed by four installments of $2.31 million each, followed by eight installments of $1.09 million each, plus a balloon installment of $0.6 million payable together with the last installment. The loan bears interest at 3.0% over LIBOR. The loan is secured with first preferred mortgages on the two vessels, a corporate guarantee by the Company, assignment of earnings and insurances and pledge of shares of the borrowers. The loan agreement includes, among other covenants, financial covenants requiring that (i) liquidity must be at least $500 multiplied by the number of vessels owned, (ii) total interest bearing liabilities over the sum of total interest bearing liabilities plus shareholders' equity adjusted to account for the market value of the vessels must not exceed 90% up to June 30, 2010, 80% up to December 31, 2010 and 70% thereafter; (iii) the ratio of EBITDA to net interest expense of any accounting period must not be less than 2.50 to 1; and (iv) the aggregate charter free fair market value of the two vessels must not be less than 140% (increasing by five percentage points each year, reaching 155% in the last year) of the aggregate outstanding balance. The Company is permitted to pay dividends under the loan of up to 50% of quarterly net profits. The Company will pay a commitment fee of 0.65% per annum on the undrawn balance of the loan. The loan agreement contains certain events of default, including a change of control, a cross-default with respect to other financial indebtedness and a material adverse change in the financial position or prospects of the borrowers or the Company. Upon signing the loan agreement, the Company paid an upfront fee of $443.5, which was included in "Deferred Financing fees" in the accompanying December 31, 2008 consolidated balance sheet and is amortized in accordance with the policy discussed in Note 2(l).

The principal payments required to be made after December 31, 2008 for the long-term debt discussed above are as follows:

Year ending December 31,	Tranche A	Tranche B	Total
2009	22,000	(*) 38,889	60,889
2010	22,000	13,889	35,889
2011	22,000	13,889	35,889
2012	22,000	13,889	35,889
2013	22,000	13,889	35,889
2014 and thereafter	73,000	30,555	103,555
	183,000	125,000	308,000

(*) The amount for Tranche B payable in 2009, includes the $25 million prepayment required by the amendatory agreement concluded with Nordea in January 2009 (Note 14(a)).

Total interest expense for 2007 and 2008 amounted to $4,250 and $15,873 respectively, and is included in interest and finance costs in the accompanying 2007 and 2008 consolidated statements of income (Note 12). The Company's weighted average interest rate (including the margin) for 2007 and 2008 was 6.23% and 4.49%, respectively.

6. Common Stock and Additional Paid-In Capital:

(a) **Preferred stock and common stock***:* On April 4, 2007, the Company's articles of incorporation were amended. Under the amended articles of incorporation the Company's authorized capital stock consists of 5,000,000 shares of preferred shares, par value $0.01 per share, 95,000,000 common shares (or the "Class A common stock"), par value $0.01 per share, and 10,000,000 subordinated shares (or the "Class B common stock"), par value $0.01 per share. All of the Company's shares of stock are in registered form. The Board of Directors shall have the authority to establish series of preferred stock and to designate preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions. Through the amended and restated articles of incorporation, the 1,000 common shares issued on September 26, 2006 to the Company's then sole stockholder were converted into 1,000 subordinated shares. On April 5, 2007 the Company effected a stock split in the form of a stock dividend and issued 1,999 subordinated shares for each of its 1,000 subordinated shares. All share and per share data included in the accompanying financial statements have been restated to reflect both the conversion and the stock dividend discussed above. Common share shareholders and subordinated share shareholders are entitled to one vote an all matters submitted to a vote of shareholders and to receive dividends, if any. The rights of subordinated share shareholders to receive dividends are subordinated to the rights of common share shareholders. If the Company does not have sufficient available cash to pay a quarterly dividend of $0.5125 per share ("base dividend") to its common share shareholders, the right of subordinated share shareholders to receive dividends will be subordinated to the right of the common share shareholders to receive dividends during the subordination period. During the subordination period, the Company's common shares will accrue dividend arrearages to the extent they do not receive a quarterly dividend of $0.5125 per share. The subordinated shares will not accrue any arrearages. The subordination period commenced upon completion of the initial public offering discussed below and ended on August 14, 2008 (see (f) below).

(b) **Initial Public Offering*:*** On April 30, 2007, the Company completed its Initial Public Offering in the United States under the United States Securities Act of 1933, as amended. In this respect, on April 30, 2007, 12,362,500 common shares at par value $0.01 were issued for $19.00 per share. The net proceeds of the Initial Public Offering which amounted to $216,794 were mainly utilized to partially finance the acquisition cost of the vessels M/V *Trenton*, M/V *Austin*, M/V *Pierre*, M/V *Juneau*, M/V *Lansing*, M/V *Helena* and M/V *Topeka*. In addition the Company issued 31,579 common shares and 63,158 subordinated shares to its former Chief Financial Officer and former Chief Executive Officer, respectively (Note 9).

(c) **Additional paid-in capital:** The amount shown in the accompanying consolidated balance sheets, as additional paid-in capital, represents: (i) payments made by the stockholders in excess of the par value of common stock purchased by them, (ii) former Chief Executive Officer and Chief Financial Officer stock based compensation (Note 9) granted upon completion of the Company's initial public offering and (iii) the value of executive management services and office space provided by Basset until April 23, 2007, at no charge.

(d) **Stockholders' Rights Agreement*:*** On April 17, 2008, the Company approved a Stockholders Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, effective as of April 30, 2008. Under this Agreement, the Company declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each outstanding share of OceanFreight Inc. Class A common stock, par value U.S. $0.01 per share. The Rights will separate from the common stock and become exercisable after (1) the 10th day after public announcement that a person or group acquires ownership of 20% or more of the Company's common stock or (2) the 10th business day (or such later date as determined by the Company's Board of Directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 20% or more of the Company's common stock. On the distribution date, each holder of a right will be entitled to purchase for $100 (the "Exercise Price") a fraction (1/1000th) of one share of the Company's preferred stock which has similar economic terms as one share of common stock. If an acquiring person (an "Acquiring Person") acquires more than 20% of the Company's common stock then each holder of a Right (except that Acquiring Person) will be entitled to buy at the exercise price, a number of shares of the Company's common stock which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 20% of the Company's common stock and before that Acquiring Person acquires more than 50% of the Company's outstanding common stock, the Company may exchange each Right owned by all other rights holders, in whole or in part, for one share of the Company's common stock. The Rights expire on the earliest of (1) May 12, 2018 or (2) the exchange or redemption of the Rights as described above. The Company can redeem the Rights at any time on or prior to the earlier of a public announcement that a person has acquired ownership of 20% or more of the Company's common stock, or the expiration date. The terms of the Rights and the Stockholders Rights Agreement may be amended without the consent of the rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the Rights and the Stockholders Rights Agreement may be amended to make changes that do not adversely affect the rights of the rights holders (other than the Acquiring Person). The Rights do not have any voting rights. The Rights have the benefit of certain customary anti-dilution protections.

(e) **Controlled Equity Offering — Sales Agreement ("Agreement"):** On June 4, 2008, the Company filed a shelf registration statement on Form F-3, which was declared effective on June 6, 2008, pursuant to which the Company may sell up to $200,000 of an indeterminate number of securities. On June 19, 2008 the Company filed a Prospectus Supplement to the registration statement relating to the offer and sale of up to 4,000,000 common shares, par value $0.01 per share, from time to time through Cantor Fitzgerald & Co., as its agent for the offer and sale of the common shares, pursuant to the Agreement by and between the Company and Cantor Fitzgerald & Co. concluded on June 19, 2008.

The Company pays to Cantor Fitzgerald & Co. a commission of up to 1.75% on the gross sale proceeds. The Controlled Equity Offering commenced at the beginning of the third quarter of 2008 and was completed on November 10, 2008. The net proceeds from the issuance of the 4,000,000 shares amounted to $50,900.

(f) **Subordinated Shares (Class B common shares):** Following the dividend payment on August 14, 2008 in the amount of $0.77 per share in respect of the second quarter of 2008, the Company satisfied the provisions under its Amended and Restated Articles of Incorporation for the early conversion of all of its issued and outstanding Class B common shares into Class A common shares on a one-for-one basis. Accordingly, on August 15, 2008 the then issued and outstanding 2,085,150 Class B common shares were converted into Class A common shares on a one for one basis.

(g) **Resale Shelf Registration Statement for Selling Shareholders:** On September 3, 2008, the Company filed a resale shelf registration statement on form F-3 to register 2,085,150 common shares on behalf of the selling shareholders Basset Holdings Inc., Steel Wheel Investments Limited and Seabert Shipping Co. Basset Holdings Inc. and Steel Wheel Investments Limited are owned and controlled by Mr. Antonis Kandylidis, the Company's Chief Executive Officer and Interim Chief Financial Officer. Seabert Shipping Co. is controlled by Mr. Michael Gregos, the Company's former Chief Operating Officer. This resale shelf registration statement was amended on October 30, 2008 and has not yet been declared effective.

(h) **Dividends:** During 2007 and 2008 the Company paid dividends of $13,048 and $47,772, respectively. On December 12, 2008, the Board of Directors determined, after careful consideration of various factors, including the current recession in the shipping market, to suspend the payment of cash dividends until such time as the Board of Directors shall determine in its discretion, in order to preserve capital.

7. Earnings per Share:

The components for the calculation of earnings per common and subordinated share, basic and diluted, for the period from September 11, 2006 (date of inception) to December 31, 2006 and for the years ended December 31, 2007 and 2008, are as follows:

	2006	2007	2008
Net income/(loss)	(105)	8,155	27,722
- Less dividends paid			
Common shares	—	(11,186)	(47,772)
Subordinated shares	—	(1,862)	—
Undistributed losses	(105)	(4,893)	(20,050)
Allocation of undistributed losses Common Shares:			
- Nil, 12,394,079 and 18,544,493 as of December 31, 2006, 2007 and 2008, respectively	—	(4,195)	(19,737)
Subordinated shares			
- 2,000,000, 2,063,158 and nil as of December 31, 2006, 2007 and 2008, respectively	(105)	(698)	—
	(105)	(4,893)	(19,737)

Basic and diluted per share amounts:

	2006	
	Common Shares	Subordinated Shares
Distributed earnings	—	—
Undistributed losses	—	(0.05)
Total	—	(0.05)
Weighted average number of shares basic and diluted	—	2,000,000

	2007	
	Common Shares	Subordinated Shares
Distributed earnings	1.34	0.91
Undistributed losses	(0.50)	(0.34)
Total	0.84	0.57
Weighted average number of shares basic and diluted	8,353,270	2,042,566

	2008	
	Common Shares	Subordinated Shares
Distributed earnings	3.34	—
Undistributed losses	(1.40)	—
Total	1.94	—
Weighted average number of shares basic and diluted	14,321,471	—

Due to the conversion of the subordinated shares into common shares during August 2008 (Note 6 (f)), the basic and diluted per share amounts are presented only for common shares for the year ended December 31, 2008.

8. Financial Instruments:

On January 29, 2008, the Company entered into two interest rate swap agreements with Nordea, the Company's lending bank, to partially hedge its exposure to fluctuations in interest rates on a notional amount of $316,500, decreasing in accordance with the debt repayments, by converting the variable rate of its debt to fixed rate for a period for 5 years, effective April 1, 2008. Under the terms of the interest rate swap agreement the Company and the bank agreed to exchange at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges under FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and consequently, the changes in fair value of these instruments are recorded through earnings. The fair value of these instruments at December 31, 2008, is determined based on observable Level 2 inputs, as defined in SFAS No. 157 "Fair Value Measurements" (SFAS 157), derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. The fair value of these instruments at December 31, 2008 amounted to $16,147 and is reflected in Loss on derivative instruments in the accompanying consolidated statement of income for the year ended December 31, 2008. The fair value of these instruments at December 31, 2008 amounted to $16.1 million and is reflected in Loss on derivative instruments in the accompanying consolidated statement of income for the year ended December 31, 2008. The current and non-current portions of the total fair value loss amounted to $6,771 and $9,376, respectively and are included in current and non- current liabilities as "Derivative liability" in the accompanying consolidated balance sheet as of December 31, 2008. The realized interest and accrued interest receivable on the swaps for the year ended December 31, 2008 amounted to $1,037 and $259, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of income. As of December 31, 2008, no fair value measurements for assets under Level 1 and Level 3 of the SFAS 157 input hierarchy were recognized in the Company's consolidated financial statements.

9. Stock based compensation:

The Company as of the closing date of its Initial Public Offering granted to its former Chief Executive Officer and former Chief Financial Officer 63,158 subordinated shares and 31,579 restricted common shares, respectively, representing $1,800 at the initial price of the stock to the public of $19.00 per share. These shares were vesting at various dates as defined in the employment agreements signed with the executives. On November 30, 2007, following the departure of the Chief Executive Officer and the Chief Financial Officer from the Company, the Company's Board of Directors compensated the former Chief Executive Officer with 21,053 restricted subordinated shares that had already been vested and the former Chief Financial Officer with 23,685 restricted common shares of which 15,790 vested on January 2, 2008 and 7,895 on April 30, 2008. On April 22, 2008, within the context of the settlement agreement discussed in Note 11, the 21,053 restricted subordinated shares were exchanged for 21,053 common shares and 52,105 new common shares were issued to the former Chief Executive Officer. The remaining 42,105 restricted subordinated shares and 7,895 common restricted shares, initially granted to the former Chief Executive Officer and former Chief Financial Officer, respectively, were cancelled on January 30, 2008. The related compensation expense of $850 has been included in General and Administrative expenses in the December 31, 2007 consolidated statement of income with an offsetting entry to common stock par value, subordinated stock par value and in additional paid-in capital in the consolidated statement of stockholders' equity for the year ended December 31, 2007.

On September 24, 2007, the Company reserved 5,150 restricted subordinated shares, vesting 25% semi-annually, to Seabert Shipping Co., a company providing consulting services to the Company in connection with the duties of the former Chief Operating Officer which is controlled by the former Chief Operating Officer. The shares were issued on March 13, 2008.

On February 12, 2008 the Company granted 80,000 restricted subordinated shares, vesting 25% annually, to Steel Wheel Investments Limited, a company providing consulting services to the Company in connection with the duties of the Chief Executive Officer/ Interim Chief Financial Officer, which is controlled by the Chief Executive Officer/ Interim Chief Financial Officer, subject to contractual restrictions, including applicable vesting period. The shares were issued on March 27, 2008.

Following the conversion of the Company's subordinated shares into common shares (Note 6) the aggregate of 85,150 restricted subordinated shares mentioned above vested immediately as provided in the related agreements.

The number of unvested shares at December 31, 2008 was 1,996 shares (6,412 shares at December 31, 2007). Compensation cost recognized in the years 2007 and 2008 amounted to $850 and $2,701, respectively.

10. Income Taxes:

Under the laws of the Republic of Marshall Islands, Cyprus and Malta, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying consolidated statement of income.

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements: (a) the Company is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test).

Under the regulations, the Company's stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of our stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the Company's stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the Company's outstanding stock ("5 Percent Override Rule").

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if the Company can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be "qualified stockholders" for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of each class of the Company's stock for more than half the number of days during the taxable year.

Treasury regulations are effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. All the Company's ship-operating subsidiaries currently satisfy the 50% Ownership Test. In addition, following the completion of the Initial Public Offering of the Company's shares (Note 6(b)), the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the Publicly Traded Test can be satisfied based on the trading volume and the widely-held ownership of the Company's shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company's control.

11. Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claim or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. Up to $1 billion of the liabilities associated with the individual vessels' actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club Insurance.

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying interim consolidated unaudited financial statements.

The Company's former Chairman, President and Chief Executive Officer, Mr. Cowen, had asserted a claim for breach of his employment agreement and for unidentified post-employment conduct by the Company. On April 7, 2008, the Company and the former Chairman, President and Chief Executive Officer reached a settlement agreement resolving all claims asserted by him. In connection with this agreement, the Company issued to the former Chairman, President and Chief Executive Officer 21,053 common shares in exchange for 21,053 restricted subordinated shares, plus an additional 52,105 common shares both of which took effect on April 22, 2008. The related expense was approximately $1,100 and is included in General and Administrative expenses in the accompanying consolidated unaudited statement of income for the year ended December 31, 2008. The Company also granted to the former Chairman, President and Chief Executive Officer certain registration rights for the 52,105 common shares held by him.

On August 13, 2007, the Company entered into a six-year lease for office facilities in Athens, which expires in August 2013 with the Company's option to extend the agreement through October 1, 2017. The monthly lease payment is Euro 4,400 ($6.12 based on the Euro to USD exchange rate at December 31, 2008) and is adjusted on January 1 of each year based on the inflation rate announced by the Greek State as defined in the agreement. The future minimum lease payments are $73.4 for each of the years 2009, 2010, 2011, and 2012 and $52 for the year 2013.

12. Interest and Finance Cost:

The amounts included in the accompanying 2007 and 2008 consolidated statement of income are analyzed as follows:

	2007	2008
Interest on long-term debt	$ 4,250	15,873
Amortization and write-off of financing fees	1,159	475
Long-term debt commitment fees	202	16
Finance expenses	—	1,127
Other	60	74
	$ 5,671	17,565

13. Segment Information:

The table below presents information about the Company's reportable segments as of December 31, 2007 and 2008 and for the years then ended. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements.

December 31, 2007

	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	40,542	591	—	41,133
Interest expense and finance costs	5,379	257	35	5,671
Interest Income	135	—	2,079	2,214
Depreciation	12,925	285	—	13,210
Segment profit	6,507	177	1,471	8,155
Total assets	441,051	47,241	19,633	507,925

December 31, 2008

	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	114,758	42,676	—	157,434
Interest expense and finance costs	11,902	5,624	39	17,565
Interest Income	—	—	776	776
Loss on derivative instruments	11,347	4,800	—	16,147
Depreciation	32,865	10,762	31	43,658
Segment profit/(loss)	31,766	4,260	(8,304)	27,722
Total assets	408,680	184,753	32,137	625,570

14. Subsequent Events:

(a) Amendment of the Nordea Facility: As of December 31, 2008, the Company had an outstanding indebtedness of $308.0 million and aggregate payments of principal due within one year amounted to $60,889 under the Facility with Nordea. As discussed in Note 5, the Facility contains various financial covenants.

The current recession in the shipping market has led to a significant decline in the fair market values of the Company's vessels and particularly the drybulk carriers. As a result, the Company was in breach of the collateral maintenance coverage ratio covenant under its Credit Facility with Nordea, which required the Company to maintain a fair market value of its vessels of at least 140% of its aggregate outstanding balance under the Credit Facility.

Under the terms of the Facility, the bank has the right to require the Company, within 30 business days of the date of a written demand by the bank, to either prepay the loan in such amount as may be necessary to cause the aggregate fair market value of the vessels to equal or exceed the collateral maintenance ratio or provide such additional collateral as may be acceptable to the bank to bring the Company into compliance with the required collateral maintenance coverage ratio.

In this respect, on January 9, 2009, the Company entered into an amendatory agreement to its Nordea Credit Facility which became effective on January 23, 2009 and waives the breach of the collateral maintenance coverage ratio covenant contained in such credit facility resulting from the decrease in the market value of the Company's vessels and reduces the level of the collateral maintenance coverage ratio for the remaining term of the agreement. The waiver is effective from the date the breach occurred, which is December 9, 2008. In addition the amendatory agreement: (i) requires the Company to make a prepayment of $25.0 million of principal upon the funding of the loan with DVB Bank SE (Notes 5 and (c)below), but in any case, no later than January 31, 2009, and such funding and prepayment have occurred; (ii) requires, under the reduced collateral maintenance coverage ratio, that the aggregate fair market value of the vessels in the Company's fleet other than the M/T *Tamara* and M/T *Tigani*, plus proceeds from a vessel's sale or insurance proceeds from a vessel's loss, and the excess of the fair market value of each of the M/T *Tamara* and M/T *Tigani* over the recorded amount of the first priority ship mortgage over each such vessel under the Company's DVB credit facility, be not less than (a) 90% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A until June 30, 2009, (b) 100% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from July 1, 2009 to December 31, 2009, (c) 110% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from January 1, 2010 to March 31, 2010, (d) 115% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from April 1, 2010 to June 30, 2010, and (e) 125% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A at all times thereafter; (iii) requires the Company to pay interest at an increased margin over LIBOR; (iv) requires the Company to pay an arrangement fee of $452 which is equal to 0.15% to each bank syndicate member that consented to the proposed amendment by January 9, 2009; (v) prohibits the Company from paying dividends; (vi) limits the Company's ability to make capital expenditures; (vii) imposes restrictions on making payment, in cash, of the sellers' credit in the aggregate amount of $25.0 million in respect of the M/T *Tamara* and the M/T *Tigani*, except that the Company is permitted to pay the seller's credit with the proceeds of new equity offerings or, common shares, which the seller may request at any time; and (viii) requires the Company to provide additional collateral.

The amount of $25.0 million discussed above was paid on January 23, 2009 and has been classified as current liabilities as of December 31, 2008, in addition to the required scheduled payments (Note 5). As a result of the debt covenant relief obtained in the amendatory agreement, the Company was in compliance with all of the applicable debt covenants at December 31, 2008. In addition, based upon projected operating results, management believes it is probable that the Company will meet the financial covenants of the Facility and the related amendatory agreement at future covenant measurement dates. As a result, in accordance with EITF 86-30, Classification of Obligations When a Violation Is Waived by the Creditor, all amounts not due within the next twelve months have been classified as long-term liabilities.

(b) Amendment of management agreements with Cardiff: (i) Effective January 8, 2009, Cardiff assumed the commercial management of the eight Panamax drybulk carrier previously under the commercial management of Wallem, for a daily fee of $0.209 (Euro 0.150) per vessel. As a result, the scope of Wallem's management of such vessels is limited to technical management, at a reduced daily fee of $0.256 per vessel. (ii) On January 14, 2009, the Company signed an addendum to the management agreements with Cardiff for the vessels under Cardiff's combined commercial and technical management, providing for a security payment from the Company to Cardiff equal to 90 days technical and commercial management fees for each vessel. The Company also agreed to pay Cardiff an additional security equal to three months running expenses per vessel. The amount paid in this respect amounted to $3,323. (iii) On January 14, 2009, the Company signed an addendum to the commercial management agreement with Cardiff with respect to the eight Panamax drybulk carriers under Wallem's technical management (see (i) above), providing for a security payment from the Company to Cardiff equal to 90 days commercial management fees for each vessel. The amount paid in this respect amounted to $138. (iv) On January 14, 2009, the Company signed an addendum to the services agreement with Cardiff for Cardiff's supervision of vessels under Wallem's technical management (see (i) above), providing for a security payment from the Company to Cardiff equal to 90 days manager's supervision fees for each vessel. The amount paid in this respect amounted to $92.

The amounts of $3,323, $138 and $92 discussed in (ii), (iii) and (iv) above, respectively, are not refundable by Cardiff in the event of a change of control in the Company, as defined in the services agreement dated May 15, 2008 and in the event of any public disclosure that the Company is in default of any of its agreements including but not limited to loan agreements and charter party agreements and such default impairs the Company's ability to continue its operations.

(c) **Draw Down of DVB loan:** On January 14, 2009, the Company drew down $29.56 million under the loan with DVB (Note 5), which is the full amount of the loan and of which $25.0 million was utilized to effect the prepayment to Nordea under the amendatory agreement discussed in (a) above.

(d) **Standby Equity Purchase Agreement — ("SEPA"):** On January 30, 2009, the Company entered into a Standby Equity Purchase Agreement, or the SEPA, with YA Global Master SPV Ltd., or YA Global, for the offer and sale of up to $147.9 million of its common shares, par value $0.01 per share. In accordance with the terms of the SEPA, the Company may offer and sell common shares at any time and from time to time to YA Global; however, it is under no obligation to sell any shares pursuant to the SEPA. The Company has been advised by YA Global that the resale of any common shares by YA Global, if any, will be made by means of ordinary brokers' transactions on The Nasdaq Global Market or otherwise at market prices prevailing at the time of sale or at prices related to the prevailing market prices. YA Global will purchase the shares from the Company based upon a daily dollar volume weighted averaged price for its common shares on The Nasdaq Global Market. YA Global will receive a discount equal to 1.5% of the daily dollar volume weighted averaged price on the day the Company sells shares to YA Global. As of March 16, 2009, 3.15 million shares had been sold with net proceeds amounting to $6.2 million. These proceeds were paid to the sellers of M/T *Tamara* and M/T *Tigani*, against the sellers' credit discussed in Notes 4 and (e) below.

(e) **Sellers' Credit:** On February 6, 2009, following the effectiveness of the Amendatory Agreement with Nordea, the sellers of the M/T *Tigani* and M/T *Tamara* exercised their option, and requested the repayment of the sellers' credit to be made in cash from the proceeds of the Purchase Agreement discussed in (d) above as also provided in the Amendatory Agreement, and waived their option included in the sellers' credit for the settlement of the $25.0 million in Company's common stock at any date, effective December 9, 2008.

(f) **Vessels' Management:** In February 2009 and March 2009, Cardiff assumed the technical management of the M/V *Helena* and M/V *Trenton*, which were previously under the technical management of Wallem.

Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amended and Restated By-laws of the Company (2)
2.1	Form of Share Certificate (3)
4.1	Stockholders Rights Agreement dated April 30, 2008 (4)
4.2	Registration Rights Agreement (5)
4.3	2007 Equity Incentive Plan (3)
4.4	Amendment to the 2007 Equity Incentive Plan (6)
4.5	Controlled Equity offering Sales Agreement between the Company and Cantor Fitzgerald & Co. (2)
4.6	Amended and Restated Loan Agreement with Nordea Bank Finland Plc (6)
4.7	Amendatory Agreement to Amended and Restated Loan Agreement with Nordea Bank Finland Plc (7)
4.8	Secured Term Loan Facility Agreement with DVB Bank SE (7)

4.9	Standby Equity Purchase Agreement between the Company and YA Global Master SPV Ltd. (7)
4.10	First Amendment to the Standby Equity Purchase Agreement between the Company and YA Global Master SPV Ltd. (8)
4.11	Form of Vessel Management Agreement (M/T *Pink Sands*)
4.12	Addendum dated May 15, 2008 to Vessel Management Agreements with Cardiff (For M/V *Juneau*, M/T *Pink Sands* & M/T *Olinda*)
4.13	Addendum dated October 21, 2008 to Vessel Management Agreements with Cardiff as amended on May 15, 2008 (For M/V *Juneau*, M/T *Pink Sands* & M/T *Olinda*)
4.14	Addendum dated January 14, 2009 to Vessel Management Agreements with Cardiff as amended on October 21, 2008 (For M/V *Juneau*, M/T *Pink Sands* & M/T *Olinda*)
4.15	Addendum dated January 14, 2009 to Vessel Management Agreements with Cardiff dated October 13, 2008 (For M/T *Tamara* & M/T *Tignani*)
4.16	Addendum dated January 14, 2009 to Vessel Management Agreements with Cardiff dated January 2, 2009 (For Eight Panamax Drybulk Vessels)
4.17	Services Agreement with Cardiff dated May 15, 2008
4.18	Addendum dated October 21, 2008 to Services Agreement with Cardiff dated May 15, 2008
4.19	Addendum dated January 14, 2009 to Services Agreement with Cardiff dated May 15, 2008, as amended on October 21, 2008
8.1	Subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Accounting Firm

---

(1) Filed as an Exhibit to the Company's Registration Statement on Form F-1 (File No. 333-141958) on April 9, 2007.

(2) Filed as an Exhibit to the Company's report on Form 6-K filed on June 19, 2008.

(3) Filed as an Exhibit to the Company's Amended Registration Statement on Form F-1/A (Amendment No.1) (File No. 333-141958) on April 18, 2007.

(4) Filed as an Exhibit to the Company's Registration Statement on Form 8-A filed April 30, 2008.

(5) Filed as an Exhibit to the Company's Amended Registration Statement on Form F-1/A (Amendment No.3) (File No. 333-141958) on April 20, 2007.

(6) Filed as an Exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2007 on March 7, 2008.

(7) Filed as an Exhibit to the Company's report on Form 6-K filed on February 2, 2009.

(8) Filed as an Exhibit to the Company's report on Form 6-K filed on February 13, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

OceanFreight Inc.
(Registrant)

Dated: March 20, 2009

/s/ Antonis Kandylidis
Antonis Kandylidis
Chief Executive Officer and
Interim Chief Financial Officer

Corporate Information

BOARD OF DIRECTORS

John D. Liveris
Chairman

Anthony Kandylidis
CEO and Interim CFO

Stephen Souras

Panagiotis Korakas

Konstantinos Kandylidis

EXECUTIVE OFFICERS

Anthony Kandylidis
Chief Executive Officer

Demetris Nenes
Vice President
Business Development

Solon Dracoulis
Chief Accountant Officer

OFFICES

OceanFreight Inc.
80 Kifissias Ave
Athens 15125
Greece
www.oceanfreightinc.com

SHAREHOLDER INFORMATION

Form 20-F

A copy of the Corporation's Annual Report on Form 20-F is included within this Annual Report.

Transfer Agent and Registar

The Corporation's shareholder records are maintained and dividends, if any, are distributed by American Stock Transfer & Trust Company.

Auditors

Ernst and Young
11th Km National Road
Athens - Lamia
Metamorfosi, 14451
Athens, Greece

Legal Counsel

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004

Investor Relations

Nicolas Bornozis
Capital Link Inc.
230 Park Ave
Suite 1536
New York, NY 10169
Tel: +1 (212) 661-7566
Email: oceanfreight@capitallink.com


OCNF
OceanFreight Inc.


OCNF
OceanFreight Inc.

80 Kifissias Ave, Athens 15125, Greece
Visit us at www.oceanfreightinc.com